As filed with the Securities and Exchange Commission on May __, 2004
                                           Registration Statement No. 333-113290

==============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM S-2
                          PRE-EFFECTIVE AMENDMENT NO. 1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ----------------------


                                Fonix Corporation
             (Exact name of registrant as specified in its charter)

                             ----------------------

             DELAWARE                                   22-2994719
 (State or other jurisdiction           (I.R.S. Employer Identification No.)
of incorporation or organization)

                             9350 S 150 E, Suite 700
                           Salt Lake City, Utah 84070
                                 (801) 553-6600
                          (Address, including zip code,
                                       and
                     telephone number, including area code,
                            of registrant's principal
                               executive offices)
                             ----------------------

                                THOMAS A. MURDOCK
                                 PRESIDENT, CEO
                                Fonix Corporation
                             9350 S 150 E, Suite 700
                           Salt Lake City, Utah 84070
                                 (801) 553-6600
                          (Name, address, including zip
                           code, and telephone number,
                              including area code,
                              of agent for service)

                                    COPY TO:
                             JEFFREY M. JONES, ESQ.
                            C. PARKINSON LLOYD, ESQ.
                          DURHAM JONES & PINEGAR, P.C.
                          111 EAST BROADWAY, SUITE 900
                           SALT LAKE CITY, UTAH 84111

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after the effective date of this Registration Statement as determined by market conditions.
                             ----------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________.

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                                  Proposed           Proposed
                                                                  Maximum            Maximum
                                         Amount                   Aggregate          Aggregate          Amount of
Title of Class of Securities             To be                    Price              Offering           Registration
to be Registered                         Registered (1)           Per Share          Price              Fee
----------------------------------------------------------------------------------------------------------------------


Class A Common Stock,                  23,500,000  shares (2)    $0.24(3)          $ 5,640,000  (3)   $  715 (4)
$0.0001 par value per share

-------------------------------------------------------------------------------------------------------------------------


(1)        All shares offered for resale by the Selling Shareholder.


(2) Consisting of shares of Class A common stock registered pursuant to the Securities Purchase Agreement and related agreements between the Registrant and The Breckenridge Fund, LLC.


(3) The fee was estimated pursuant to Rule 457(c) under the Act on the basis of the average of the bid and asked price of Fonix's Class A common stock as reported on the OTC Bulletin Board on May 5, 2004.


(4)        Fee of $1,370 paid with original filing.  No additional fee due.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) OF THE ACT, MAY DETERMINE.

==============================================================================

[GRAPHIC OMITTED]



                                Fonix Corporation
                                   23,500,000
                Class A Common Stock, par value $0.0001 per share

      This prospectus covers the sale of up to 23,500,000 shares of our Class A common stock (the "Shares"). One of our shareholders, The Breckenridge Fund LLC ("Breckenridge" or the "Selling Shareholder"), is offering all of the Shares covered by this prospectus. The Selling Shareholder will receive all of the proceeds from the sale of the Shares and we will receive none of those proceeds. The Selling Shareholder is an underwriter of the Shares.

      Investment in the Shares involves a high degree of risk. You should consider carefully the risk factors beginning on page 7 of this prospectus before purchasing any of the Shares offered by this prospectus.


      Fonix Class A common stock is quoted on the OTC Bulletin Board and trades under the symbol "FNIX". The last reported sale price of our Class A common stock on the OTC Bulletin Board on May 5, 2004, was $0.24 per share. Nevertheless, the Selling Shareholders do not have to sell the Shares in transactions reported on the OTC Bulletin Board, and may offer their Shares through any type of public or private transactions.

      Fonix currently has a concurrent offering of its shares that will have a dilutive effect on any purchaser of shares under this prospectus and the registration statement of which it is a part. A registration statement on Form S-2 (SEC File Number 333-106697) covers sales by another selling shareholder of shares issued in connection with an equity line of credit, described more fully in the section "Management's discussion and analysis of financial condition and results of operations -- Liquidity and Capital Resources -- Equity Lines of Credit" below on pages 47-48. The shares issuable under the equity line of credit are not covered by this prospectus or the registration statement of which it is a part.


                              ____________________

      The Securities and Exchange Commission and State Securities Regulators have not approved or disapproved the Shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.




                                  May __, 2004

      Fonix has not registered the Shares for sale by the Selling Shareholders under the securities laws of any state. Brokers or dealers effecting transactions in the Shares should confirm that the Shares have been registered under the securities laws of the state or states in which sales of the Shares occur as of the time of such sales, or that there is an available exemption from the registration requirements of the securities laws of such states.

      This prospectus is not an offer to sell any securities other than the Shares. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

      Fonix has not authorized anyone, including any salesperson or broker, to give oral or written information about this offering, Fonix or the Shares that is different from the information included or incorporated by reference in this prospectus. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of this prospectus or any supplement to it.


                                                             Table of contents



Summary about Fonix Corporation and this offering........................2
Risk factors............................................................ 7
Information about Fonix Corporation ....................................25
Business................................................................25
Recent developments.....................................................33
Management's discussion and analysis of financial condition
        and results of operations.......................................37
Special note regarding forward-looking statements.......................52
Market price of and dividends on Fonix Class A common stock.............53
Selected financial data.................................................53
Index to financial statements of Fonix Corporation......................55
Use of proceeds.........................................................55
Selling stockholder.....................................................56
Plan of distribution....................................................57
Regulation M............................................................58
Experts.................................................................58
Legal matters...........................................................59
                   Additional information...............................59
Important information incorporated by reference.........................60
Where to get additional information.....................................62
Explanation about forward-looking information...........................62


                              _____________________

                Summary about Fonix Corporation and this offering

Fonix Corporation

      Fonix Corporation, a Delaware corporation ("Fonix" or the "Company"), delivers speech interface solutions and applications ("Products") that empower people to interact conversationally with information systems and computing devices. Fonix Products are based on our speech-enabling technologies, which include text-to-speech ("TTS") and neural network-based automated speech recognition ("ASR"). ASR and TTS technologies are sometimes collectively referred to in this registration statement as "Core Technologies." Management believes our intuitive speech-enabling Products enhance user productivity and efficiency in a broad range of markets including mobile and wireless devices; embedded speech solutions for automotive applications; computer telephony and server applications; assistive and language learning applications for everyday use with computers and electronic devices; and end-to-end distributive speech processing and connectivity.

      Prior to 2002, we were focused on research and development ("R&D") and prototype development projects for customized applications. The R&D and prototype development utilized the Core Technologies and development and marketing of multiple operating systems and hardware platforms. The transition from R&D and prototype development to standard speech Products began in 2002. We expect to leverage our standard speech Products across multiple platforms, multiple products, and markets.

       We currently market speech Products that utilize our Core Technologies to software developers, consumer electronics manufacturers, micro-processor manufacturers, third-party product developers, operating system developers, network developers, and wireless operators, as well as directly to consumers. We currently focus our marketing efforts toward embedded systems for automotive applications and wireless and mobile electronic devices, server-based solutions for telephony voice-activated applications, and enterprise distributive speech solutions. We pursue revenue opportunities through generation of royalty fees, product and technology licenses, product sales, non-recurring engineering fees, and support agreements.

      Speech-enabled Products are a value-added interface solution for computing and communications devices. We believe that manufacturers of consumer electronics products, software developers, wireless operators, telephony distributors, system integrators, and value added re-sellers ("VARs") can simplify the use and increase the functionality of their products and services by integrating our Products, resulting in broader market opportunities and significant competitive advantage. Fonix Products support multiple hardware and software platforms, are environment and speaker independent, optimize cost and power efficiencies, provide easy integration within a relatively small memory requirement for embedded applications, and enhance scalability for high channel capacity for computer telephony and server-based systems.


         On February 24, 2004, we completed our acquisition of all of the capital stock of LTEL Holdings Corporation ("LTEL") and its wholly-owned subsidiaries, LecStar Telecom, Inc. and LecStar DataNet, Inc. (collectively "LecStar"). LecStar, an Atlanta-based CLEC, offers wire-line voice, data, long distance, and Internet services to business and residential customers throughout BellSouth's Southeastern United States operating territory. The acquisition of LecStar significantly accelerates Fonix's growth strategy by providing a recurring revenue stream, built-in customer base and new marketing channels.

         LecStar serves small-to-medium sized businesses and residential customers with a balanced focus on high-density metropolitan areas and under-served smaller communities. Services are offered at moderate discounts of BellSouth prices and delivered through the cost-effective use of LecStar's own network facilities, Unbundled Network Elements ("UNEs") leased from BellSouth and/or resold services acquired through wholesale agreements with other carriers. LecStar's provisioning systems are electronically bonded with BellSouth enabling the efficient ordering of services in real-time. We believe that unlike many traditional CLECs which failed by putting short-term growth ahead of long-term fundamentals - attempting to grow more quickly than the market could sustain, adding new network assets to new geographical markets too soon, and/or relying on unsustainable revenues such as reciprocal compensation - LecStar took a unique and cost-effective approach to building its business.


      We believe that Fonix is well positioned to serve markets that are rapidly adopting speech-enabled solutions and applications. As memory requirements, noise robustness, recognition accuracy, and efficiency of speech solutions become increasingly critical, we expect that our Products will provide compelling solutions to meet highly competitive customer demands.

      At a special meeting of shareholders held March 24, 2003, in Salt Lake City, Utah, our shareholders approved a reverse stock split of our Class A common stock at a ratio of one (1) share for forty (40) shares, effective April 4, 2003.

This offering

      The Shares covered by this prospectus are the shares of common stock issued or issuable by Fonix upon the conversion of certain Series I 8% Convertible Preferred Stock, or the exercise of warrants issued or issuable in connection with that class of preferred stock. The details regarding the Series I preferred stock and the shares covered by this prospectus are as follows:

      On October 24, 2003, we entered into a private placement of shares of our Class A common stock with The Breckenridge Fund, LLC, a New York limited liability company ("Breckenridge"). Under the terms of the private placement, we agreed to sell 1,043,478 shares of our Class A common stock for Two Hundred Forty Thousand Dollars ($240,000) (the "Private Placement Funds").

      Subsequent to our receiving the Private Placement Funds, but before any shares were issued in connection with the private placement, we agreed with Breckenridge to rescind the private placement of the shares and to restructure the transaction. We retained the Private Placement Funds as an advance in connection with the restructured transaction. We paid no interest or other charges to Breckenridge for use of the Private Placement Funds.

      Following negotiations with Breckenridge, we agreed to sell to Breckenridge Three Thousand Two Hundred Fifty (3,250) shares of our Series I 8% Convertible Preferred Stock (the "Preferred Stock"), for an aggregate purchase price of Three Million Two Hundred Fifty Thousand Dollars ($3,250,000), net of the Private Placement Funds which we had already received. The Preferred Stock was sold under a purchase agreement (the "Purchase Agreement") dated as of December 31, 2003.

      In connection with the offering of the Preferred Stock, we also issued to Breckenridge (i) warrants (the "Warrants") to purchase up to Nine Hundred Sixty-Five Thousand, Eight Hundred Thirty-nine (965,839) additional shares of our Class A common stock; (ii) One Million Nine Hundred Thirty-One Thousand, Six Hundred Seventy-Seven (1,931,677) shares of our Class A common stock (the "Additional Shares"); and (iii) Four Hundred Eighty-two Thousand Nine Hundred Nineteen (482,919) shares of our Class A common stock (the "Fee Shares").

      Breckenridge is entitled to receive under the Preferred Stock dividends in an amount equal to 8% of the then-outstanding shares of Preferred Stock. The dividends are payable in cash or shares of our Class A common stock, at our option.

      The Preferred Stock is convertible into shares of our Class A common stock as follows:

      - The conversion of the first $250,000 of the Preferred Stock shall be as follows: (i) for conversion occurring prior to the date on which the SEC declares the Registration Statement Effective (the "Effective Registration Date") and through the tenth business day following the Effective Registration Date, the conversion price shall be the lower of $0.23 per share or 87.5% of the average of the two (2) lowest closing bid prices over the twenty trading days prior to the conversion date; and (ii) for conversion occurring on or after the eleventh business day following the Effective Registration Date, the conversion price shall be $0.23 per share.

      - The remaining $3,000,000 of the Preferred Stock may be converted into common stock of Issuer at the option of the holder by using a conversion price which shall be the lower of (1) $0.75 per share or
           (2) 87.5% of the average of the two (2) lowest closing bid prices for the twenty-day trading period prior to the conversion date.

      The following information is provided to demonstrate the conversion of $500,000 stated value of the Preferred Stock, and the shares of Class A common stock that would be issuable upon this hypothetical conversion:

           Hypothetical closing bid prices (twenty trading days following the date of the conversion notice):

Trading day 1                  $0.49     Trading day 11                 $0.52
Trading day 2                  $0.49     Trading day 12                 $0.57
Trading day 3                  $0.51     Trading day 13                 $0.66
Trading day 4                  $0.48     Trading day 14                 $0.72
Trading day 5                  $0.47     Trading day 15                 $0.72
Trading day 6                  $0.53     Trading day 16                 $0.79
Trading day 7                  $0.55     Trading day 17                 $0.73
Trading day 8                  $0.56     Trading day 18                 $0.68
Trading day 9                  $0.53     Trading day 19                 $0.68
Trading day 10                 $0.57     Trading day 20                 $0.67

           Conversion rate: (87.5% of average of two lowest closing bid prices)
                     Trading day 4                  $0.48
                     Trading day 5                  $0.47
                     Average                        $.475
                     87.5% of average               $0.4156

     Conversion calculation: $500,000/ $0.4156 = 1,203,008 shares issuable upon conversion.

      Under the terms of the purchase agreement, we agreed to establish an escrow account (the "Escrow Account"), into which we deposit funds which can be used by us for optional redemption of the Preferred Stock, or which may be used by Breckenridge to require us to redeem the Preferred Stock if we have defaulted under the purchase agreement. The conditions of our deposit into the Escrow Account are as follows:

     (i) If, prior to August 31, 2004, we have closed or are actively working to close our acquisition of the capital stock of LTEL Holdings Corporation ("LTEL"), and there has not been a declared default under the purchase agreement, we will deposit into the Escrow Account twenty-five percent (25%) of any amount we receive in excess of One Million Dollars ($1,000,000), calculated per put, under the terms of the Fifth Equity Line of Credit (the "Fifth Equity Line") between
          Fonix and Queen, LLC, dated as of July 1, 2003, or other similar equity line of financing arrangement.

     (ii) If, prior to August 31, 2004, we have closed or are actively working to close our acquisition of the capital stock of LTEL, and there has been a declared default under the preferred stock purchase agreement, we will deposit into the Escrow Account thirty-three percent (33%) of any amount we receive in excess of One Million Dollars ($1,000,000), calculated per put, under the terms of the Fifth Equity Line or other similar equity line of financing arrangement.

     (iii)If as of August 31, 2004, we have not closed or have abandoned our attempt to acquire the capital stock of LTEL, whether or not there has been a declared default under the preferred stock purchase agreement, we will deposit into the Escrow Account fifty percent (50%) of any amount we receive in excess of One Million Dollars ($1,000,000), calculated per put, under the terms of the Fifth Equity Line or other similar equity line of financing arrangement.

     (iv) If we have at any time deposited into the Escrow Account an aggregate amount sufficient for us to redeem all of the then-outstanding shares of Preferred Stock, together with any accrued and unpaid dividends, as provided in the Certificate of Designation, our obligation to deposit the sums into the Escrow Account shall be suspended until such time, if any, that the balance of the Escrow Account is not sufficient to effectuate such redemption.

      Because we closed the acquisition of the capital stock of LTEL as of February 24, 2004, option (iii) above will not apply.

      In the event that we default under our obligations under the purchase agreement, and such default has not been cured within 60 days, Breckenridge shall have the right, exercisable at its option, to demand that we redeem all or any portion of the then-outstanding shares of the Preferred Stock at any time after the balance in the Escrow Account equals or exceeds the amount necessary for us to redeem the Preferred Stock.

      In the event that there remains in the Escrow Account amounts following either (i) the conversion of all of the outstanding shares of Preferred Stock, together with any accrued and unpaid dividends thereon, or (ii) redemption of all of the outstanding shares of Preferred Stock, together with any accrued and unpaid dividends thereon, those remaining amounts shall be released from the Escrow Account to us.

      Redemption of the Preferred Stock, whether at our option or that of Breckenridge, requires us to pay, as a redemption price, the stated value of the outstanding shares of Preferred Stock to be redeemed, together with any accrued but unissued dividends thereon, multiplied by (i) one hundred ten percent (110%) for any redemption occurring within ninety (90) days after the closing date of the purchase of the Preferred Stock; (ii) one hundred fifteen percent (115%) for any redemption occurring between the 91st day but before the one hundred fiftieth (150th) day after the closing date of the purchase; (iii) one hundred twenty percent (120%) for any redemption occurring between the 151st day but before the one hundred eightieth (180th) day after the closing date of the purchase but prior to the second anniversary of the closing date of the purchase; and (iv) one hundred thirty percent (130%) for any payment of the Redemption Price occurring on or after the second anniversary of the closing date of the purchase.

      Use of the proceeds of the sale of the preferred stock is limited to working capital and to paying deeply-discounted liabilities.


      In connection with the purchase and sale of the Preferred Stock, we agreed to register the resale by Breckenridge of shares issued upon conversion of the Preferred Stock, issued as payment of dividends accrued on the Preferred Stock, and issuable upon conversion of the Warrants, as well as the Additional Shares and the Fee shares. This prospectus, and the registration statement of which it is a part, registers the resale by Breckenridge of those Shares.

      Once the registration statement of which this prospectus is part becomes effective with the Securities and Exchange Commission, Breckenridge will be able to sell the Shares in public transactions or otherwise, on the OTC Bulletin Board or in privately negotiated transactions. Those resales may be at the then-prevailing market price or at any other price Breckenridge may negotiate.

               Breckenridge Lawsuit

      During the process of reconciling our shareholder records relating to our issued and outstanding shares of common stock with the records of our transfer agent in connection with the preparation of our 2003 Annual Report, it came to our attention that shares of our Class A common stock had been inadvertently transferred to Breckenridge in excess of the shares Breckenridge was entitled to receive. We believe this inadvertent transfer occurred as a result of an unauthorized release of collateral shares by the escrow agent that were being held in escrow. We did not have any knowledge of such release until after the inadvertently released shares had been publicly resold by Breckenridge. Additionally, it appears that additional shares were inadvertently issued twice to Breckenridge, who sold both issuances of the additional shares. Although two registration statements had been filed to register the resales of shares by Breckenridge in connection with the Series D Debentures and were effective at the time Breckenridge received the shares, the number of shares actually resold by Breckenridge may have exceeded the number of shares allotted to Breckenridge in the effective registration statements. In light of what appears to be an inadvertent receipt by Breckenridge of excess shares of common stock, we have attempted to negotiate a settlement of this matter with Breckenridge. However, we were unable to reach a settlement. Accordingly, on May 3, 2004, we filed a lawsuit against Breckenridge, alleging the inadvertent transfer to and improper sale of the collateral shares and the duplicate issuance of the additional shares by Breckenridge. The complaint seeks (i) a declaratory judgment that we may set off the fair value of the collateral shares and the duplicate issuance of the additional shares against the value we owe to Breckenridge in connection with the Series I Preferred Stock transaction, (ii) judgment against Breckenridge for the fair value of the collateral shares and the duplicate issuance of the additional shares, and (iii) punitive damages from Breckenridge for improper conversion of the collateral shares and the duplicate issuance of the additional shares.

                                  Risk factors


      The short- and long-term success of Fonix is subject to certain risks, many of which are substantial in nature and outside the control of Fonix. You should consider carefully the following risk factors, in addition to other information contained herein. All forward-looking statements contained herein are deemed by Fonix to be covered by and to qualify for the safe harbor protection provided by Section 21E of the Private Securities Litigation Reform Act of 1995. When used in this prospectus, words such as "believes," "expects," "intends," "plans," "anticipates," "estimates," and similar expressions are intended to identify forward-looking statements, although there may be certain forward-looking statements not accompanied by such expressions. You should understand that several factors govern whether any forward-looking statement contained herein will or can be achieved. Any one of those factors could cause actual results to differ materially from those projected herein. These forward-looking statements include plans and objectives of management for future operations, including the strategies, plans and objectives relating to the products and the future economic performance of Fonix and its subsidiaries discussed above. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of any such statement should not be regarded as a representation by Fonix or any other person that the objectives or plans of Fonix will be achieved.


Risk Factors Associated with All of our Operations



Our substantial and continuing losses since inception, coupled with significant ongoing operating expenses, raise doubt about our ability to continue as a going concern.


      Since inception, we have sustained substantial losses. Such losses continue due to ongoing operating expenses and a lack of revenues sufficient to offset operating expenses. We had negative working capital of $11,364,000 at March 31, 2004. We have raised capital to fund ongoing operations by private sales of our securities, some of which sales have been highly dilutive and involve considerable expense. In our present circumstances, there is substantial doubt about our ability to continue as a going concern absent significant sales of our existing products, substantial revenues from new licensing or co-development contracts, or continuing large sales of our securities.

      We incurred net losses of $2,342,000 and $4,270,000 for the three months ended March 31, 2004 and 2003, respectively. As of March 31, 2004, we had an accumulated deficit of $217,878,000, accrued employee wages of $4,723,000, accrued liabilities of $6,053,000, and trade payables of $5,365,000.

      We expect to spend significant amounts to enhance our products and technologies, expand domestic and international sales and operations, fund further Product development, and develop our telecommunications service business. As a result, we will need to generate significant additional revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we do not achieve and maintain profitability, the market price for our common stock may further decline, perhaps substantially, and we may have to curtail or cease our operations.

The "going concern" paragraph in the reports of our independent certified public accountants for the years ended December 31, 2003, 2002 and 2001 raises doubts about our ability to continue as a going concern.

      The independent certified public accountants' reports for our financial statements for the years ended December 31, 2003, 2002, and 2001 include an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This may have an adverse effect on our ability to obtain financing for operations and to further develop and market products.


If we do not receive additional capital when and in the amounts needed in the near future, our ability to continue as a going concern is in substantial doubt.

      We anticipate incurring substantial sales and marketing, product development and research and general operating expenses in the future that will require substantial amounts of additional capital on an ongoing basis. We will most likely have to obtain such capital from sales of our equity, convertible equity and/or debt securities. Obtaining future financing may be costly and will likely be dilutive to existing stockholders. We previously established three equity lines of credit with an unaffiliated third party (the "Equity Line Investor") upon which we drew to pay operating expenses, but we have either drawn the maximum amount available or have no registered shares of Class A common stock available to put to the Equity Line Investor under two of those equity lines. We also have entered into a fifth equity line of credit (the "Fifth Equity Line") with the Equity Line Investor, and have prepared and filed a prospectus, and the registration statement of which it is a part, to register the sale of up to 91,670,833 shares of Fonix Class A common stock by the Equity Line Investor.

      If we are not able to obtain adequate financing under the Fifth Equity Line or from other financing sources when and in the amounts needed, and on terms that are acceptable, our operations, financial condition and prospects could be materially and adversely affected, and we could be forced to curtail our operations or sell part or all of our assets, including our Core Technologies or shares of LTEL, or seek protection under bankruptcy laws.


Continuing debt obligations could impair our ability to continue as a going concern.


      As of March 31, 2004, we had debt obligations of $6,019,000. Additionally, at March 31, 2004, unpaid compensation payable to current and former employees was approximately $4,723,000 and vendor accounts payable was approximately $5,365,000. At present, our revenues from existing licensing arrangements and products are not sufficient to offset our ongoing operating expenses or to pay in full our current debt obligations.


      In connection with the acquisition of the capital stock of LTEL, we issued a 5% $10,000,000 secured, six-year note payable to McCormack Avenue, Ltd. Under the terms of the note payable, quarterly interest only payments are required through January 15, 2005 with quarterly principal and interest payments beginning April 2005 through the final payment due January 2010.


      Although we have negotiated with our current and former employees and vendors regarding payment terms of these unpaid amounts, and we have entered into an agreement with the United States Department of Labor to pay past due employee wages over a 24-month period, if we are unable to generate sufficient revenues from operations or obtain sufficient additional capital from the sale of our equity or debt securities, we may not be able to satisfy our obligations to our current and former employees and vendors.


      There is substantial risk, therefore, that the existence and extent of the debt obligations described above could adversely affect our business, operations and financial condition, and we may be forced to curtail our operations, sell part or all of our assets, including the Core Technologies or shares of LTEL, or seek protection under bankruptcy laws. Additionally, there is substantial risk that the current or former employees or our vendors could bring lawsuits to collect the unpaid amounts. In the event of lawsuits of this type, if we are unable to negotiate settlements or satisfy our obligations, we could be forced into bankruptcy.

There can be no guarantee that the proceeds available to us under the Fifth Equity Line will be sufficient for us to achieve profitable operations or to pay our current liabilities, which could have a material adverse impact on our ability to continue operations.

      There is no assurance that the funds which are available to us under the Fifth Equity Line will be sufficient to allow us to continue our product research and development or our marketing efforts to the point we achieve profitable operations. Additionally, the payment of our current outstanding liabilities may require significant portions of the funds available to us under the Fifth Equity Line, and the amounts remaining may not be sufficient for us to use as working capital in our operations, which could have a material adverse effect on our ability to continue our operations.


      Holders of Fonix Class A common stock are subject to the risk of additional and substantial dilution to their interests as a result of the issuances of Class A common stock in connection with the Fifth Equity Line.

      The following table describes the number of shares of Class A common stock that would be issuable, assuming that the full remaining amount available under the Fifth Equity Line as of May 5, 2004, namely $4,568,000, had been put to the Equity Line Investor (irrespective of the availability of registered shares), and further assuming that the applicable conversion price at the time of such put were the following amounts:


                                                Shares issuable upon
        Hypothetical Conversion Price             puts aggregating
                                                     $4,568,000
-----------------------------------------  -------------------------------
                    $0.15                           30,453,333
                    $0.25                           18,272,000
                    $0.35                           13,051,429
                    $0.50                            9,136,000
                    $0.60                            7,613,333
                    $0.70                            6,525,714
                    $0.80                            5,710,000


      Given the formulas for calculating the shares to be issued in connection with puts under the Fifth Equity Line, there effectively is no limitation on the number of shares of Class A common stock which may be issued in connection with a put under the fifth equity line, except for the number of shares registered under the prospectus and the registration statement covering the resale of shares issued in connection with the fifth equity line. As such, shareholders are subject to the risk of substantial dilution to their interests as a result of our issuance of shares under the Fifth Equity Line.

Holders of Fonix Class A common stock are subject to the risk of additional and substantial dilution to their interests as a result of the issuances of Class A common stock in connection with conversions of shares of the Series I Preferred Stock.


      The following table describes the number of shares of Class A common stock that would be issuable, assuming that Breckenridge converted the full number of shares of the Series I Preferred Stock (not including any shares issuable as payment of dividends accrued) as of May 5, 2004, and further assuming that the applicable conversion prices at the time of such conversion were the following amounts:





                                                       Shares issuable upon
                                                        conversion of full
                                                   $3,250,000 stated value of
       Hypothetical Conversion Price                Series I Preferred Stock
-------------------------------------------      ------------------------------
                   $0.15                               21,666,667
                   $0.25                               13,000,000
                   $0.35                                9,285,714
                   $0.50                                6,500,000
                   $0.60                                5,416,667
                   $0.70                                4,642,857
                   $0.80                                4,062,500


Our issuances of shares in connection with the conversions of the Series I Preferred Stock and in connection with the Fifth Equity Line likely will result in overall dilution to market value and relative voting power of previously issued common stock, which could result in substantial dilution to the value of shares held by shareholders.


      Historically, the issuance of Class A common stock to the Equity Line Investor under the first three equity lines resulted in substantial dilution to the equity interests of all holders of Class A common stock, except the Equity Line Investor. The issuance of Class A common stock in connection with conversions of the Series I Preferred Stock and with draws under the Fifth Equity Line may result in substantial dilution to the equity interests of holders of Fonix Class A common stock other than Breckenridge and the Equity Line Investor. Specifically, the issuance of a significant amount of additional Class A common stock will result in a decrease of the relative voting control of the Class A common stock issued and outstanding prior to the issuance of Class A common stock in connection with conversions of the Series I Preferred Stock or with the Fifth Equity Line. Furthermore, public resales of Class A common stock by Breckenridge or by the Equity Line Investor following the issuance of Class A common stock in connection with conversions of the Series I Preferred Stock or with puts under the Fifth Equity Line likely will depress the prevailing market price of the Class A common stock. Even prior to the time of actual conversions, exercises, and public resales, the market "overhang" resulting from the mere existence of our obligation to honor such conversions or exercises could depress the market price of our Class A common stock.


Existing shareholders likely will experience increased dilution with decreases in market value of Class A common stock in relation to our issuances of shares upon conversion of the Series I Preferred Stock or in connection with puts made under the Fifth Equity Line, which could have a material adverse impact on the value of their shares.


      The formulas for determining the number of shares of Class A common stock to be issued upon conversion of the shares of Series I Preferred Stock or in connection with puts made under the Fifth Equity Line are based, in part, on the market price of the Class A common stock and includes a discount from the market price equal to 87.5% of the average of the two lowest closing bid prices of the Class A common stock for the Series I Preferred Stock, and a discount from the market price equal to 90% of the average of the two lowest closing bid prices of the Class A common stock for puts under the Fifth Equity Line, over a specified trading period. As a result, the lower the market price of our Class A common stock at and around the time Breckenridge were to convert shares of the Series I Preferred Stock or we were to put shares under the Fifth Equity Line, the more shares of Class A common stock Breckenridge or the Equity Line Investor, as applicable, would receive. Any increase in the number of shares of Class A common stock issued upon puts of shares as a result of decreases in the prevailing market price would compound the risks of dilution described in the preceding paragraph.

There is an increased potential for short sales of the Class A common stock due to the sales of shares put to the Equity Line Investor in connection with the Fifth Equity Line, which could materially effect the market price of the stock.

      Downward pressure on the market price of the Class A common stock that likely will result from sales of the Class A common stock by the Equity Line Investor issued in connection with a put under the Fifth Equity Line could encourage short sales of Class A common stock by short sellers.
Significant amounts of such short selling could place further downward pressure on the market price of our Class A common stock.

Certain restrictions on the extent of puts may have little, if any, effect on the adverse impact of our issuance of shares under the Fifth Equity Line, and as such, the Equity Line Investor may sell a large number of shares, resulting in substantial dilution to the value of shares held by existing shareholders.


      We are prohibited from putting shares to the Equity Line Investor under the Fifth Equity Line if such put would result in that investor holding more than 4.999% of the then-outstanding shares of Class A common stock. These restrictions, however, do not prevent the Equity Line Investor from selling shares of Class A common stock received in connection with a put, and then receiving additional shares of Class A common stock in connection with a subsequent put. In this way, the Equity Line Investor could sell more than 4.999% of the outstanding Class A common stock in a relatively short time frame while never holding more than 4.999% at one time.

Certain restrictions on the number of shares of Series I Preferred Stock Breckenridge may convert at any time may have little, if any, effect on the adverse impact of our issuance of shares upon conversion of the Series I Preferred Stock, and as such, Breckenridge may sell a large number of shares, resulting in substantial dilution to the value of shares held by existing shareholders.

      Breckenridge is prohibited by the Series I Preferred Stock purchase agreement from converting shares of Series I Preferred Stock to the extent that the number of shares we issue upon conversion would result in Breckenridge's holding more than 4.999% of the then-outstanding shares of Class A common stock. These restrictions, however, do not prevent Breckenridge from converting certain shares of Series I Preferred Stock, selling the shares received in connection with the conversion, and then converting additional shares of Series I Preferred Stock in a subsequent conversion. In this way, Breckenridge could sell more than 4.999% of the outstanding Class A common stock in a relatively short time frame while never holding more than 4.999% at one time.





We have registered under registration statements the resale of shares in excess of the number of shares currently issued and outstanding, which may result in substantial dilution to current shareholders if the selling shareholders under the other registration statements sell all of the shares under those registration statements.

      We have filed, in connection with the Fifth Equity Line, and the sale of the Series I Preferred Stock, registration statements which register, in the aggregate, the resale by the Equity Line Investor and Breckenridge of up to approximately 114,500,000 shares of our Class A common stock. As of May 3, 2004, we had 87,594,231 shares of our Class A common stock issued and outstanding. Accordingly, the sale by the Equity Line Investor and Breckenridge of all of the shares registered under the outstanding registration statements will result in substantial dilution to current holders of our Class A common stock.

Because the conversion price for the shares of Series I Preferred Stock is based on the market price of our Class A common stock, if the market price declines we may be unable to satisfy the conversion requests of Breckenridge without registering additional shares, which would impose additional costs in connection with the Series I Preferred Stock.


      If the market price of the Class A common stock decreases, the number of shares of Class A common stock issuable in connection with conversions of the Series I Preferred Stock will increase. Accordingly, despite our issuance of 3,250 shares of Series I Preferred Stock with the right to convert the Series I Preferred Stock into shares of our Class A common stock, we may run out of shares registered under the prospectus and the related registration statement to issue to Breckenridge in connection with conversions of the Series I Preferred Stock. In such an event, we would be required to, and would, file additional registration statements to cover the resale of additional shares issuable upon conversion of the Series I Preferred Stock. The filing of the additional registration statement would impose additional costs in connection with the Series I Preferred Stock, without additional funds coming in to offset such costs.

In connection with the Series D Debentures, we may have inadvertently transferred shares to the Debenture holder in excess of the number of shares that should have been transferred. These shares may have been sold by the Debenture holder without registration, which could result in claims that various parties involved in the transaction, including Fonix, may have violated the securities laws.

      In connection with the Series D Debentures, we discovered that we had inadvertently transferred shares of our common stock to the Debenture holder in excess of the shares that the Debenture holder should have received. We believe that this inadvertent transfer occurred as a result of the unauthorized release of shares by the escrow agent that were being held in escrow. We did not have any knowledge of such release until after the inadvertently released shares had been publicly resold by the Debenture holder. Although there were two registration statements covering the resale of shares by the Debenture holder which were effective at the time the Debenture holder received the shares, the number of shares actually resold by the Debenture holder may have exceeded the number of shares allotted to the Debenture holder in the effective registration statements. As a result, the purchasers of such shares, to the extent that they can be identified, may attempt to assert claims against various parties, including the Debenture holder and Fonix for violation of the securities laws. In light of what appears to be an inadvertent receipt by the Debenture holder of excess shares of common stock, we attempted to negotiate a settlement with the Debenture holder, but we have been unable to reach a settlement. Accordingly, on May 3, 2004, we filed a lawsuit against the Debenture holder for the fair value of the shares held in escrow and additional shares which were inadvertently issued twice, or for a declaratory judgment that we may set off the fair value of the shares against the amount we owe the Debenture holder under the Series I Preferred Stock transaction. We may also become involved in private claims for violations of the securities laws or be subject to regulatory investigation or enforcement action, which could divert the attention of management from the business of the Company, and could require us to pay damages or penalties.


Our stock price is volatile, and an investor may not be able to resell our shares at or above the purchase price.

      In recent years, the stock market in general, and the OTC Bulletin Board and the securities of technology companies in particular, has experienced extreme price and trading volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of operating results.



We have no dividend history and have no intention to pay dividends in the foreseeable future.

      We have never paid dividends on or in connection with any class of our common stock and do not intend to pay any dividends to common stockholders for the foreseeable future.

Risk Factors Associated with Our Core Technologies and Speech Business

We have a limited Product offering and many of our key technologies are still in the product development stage.

      Presently, there are a limited number of commercially available Products incorporating our Core Technologies. For Fonix to be ultimately successful, sales from these Products must be substantially greater. An additional element of our business strategy is to achieve revenues through strategic alliances, co-development arrangements, and license arrangements with third parties. For example, we have entered into licensing and joint-marketing agreements with Sony, Electronic Arts, Intel, Microsoft, HP, Panasonic, Epson, and others. These agreements provide for joint marketing and application development for end-users or customers. There can be no assurance that these collaboration agreements will produce license or other agreements which will generate significant revenues for us.


The market for many of our technologies and Products is largely unproven and may never develop sufficiently to allow us to capitalize on our technology and Products.


      The market for speech-enabled Products is rapidly evolving. Additionally, our Products are new and, in many instances, represent a significant departure from technologies which already have found a degree of acceptance in the speech-enabled technologies marketplace. Our financial performance will depend, in part, on the future development, growth and ultimate size of the market for speech-enabled applications and products generally, and applications and products incorporating our Products. Accordingly, in order to achieve commercial acceptance of the Core Technologies and our Products, we will have to educate prospective customers, including large, established companies, about the uses and benefits of speech-enabled software in general and our products in particular. If these efforts fail, or if speech-enabled software platforms do not achieve commercial acceptance, our business could be harmed or even fail.

      The Products which incorporate our Core Technologies will be competing with more conventional means of information processing such as data entry, access by keyboard, mouse or touch-tone telephone. We believe that there is a substantial potential market for applications and products incorporating advanced speech-enabled technologies. Nevertheless, such a market for our Products may never develop to the point that profitable operations can be achieved or sustained.

Speech-enabling Products may not achieve widespread acceptance by businesses or telecommunications carriers, which could limit our ability to grow our business.

      Our ability to increase revenue in the future depends on the acceptance of speech-enabling products and applications by both our customers and end users. The adoption and integration of speech-enabling products and applications could be hindered by the perceived costs of these new products and applications, as well as the reluctance of enterprises that have invested substantial resources in existing applications to replace their current systems with these new products and applications. Accordingly, in order to achieve commercial acceptance, we will have to educate prospective customers, including large, established companies, about the uses and benefits of speech-enabling products and applications in general and our Products in particular. If these efforts fail, or if speech-enabling products and technology platforms do not achieve commercial acceptance, our business will not develop or may subsequently fail.


      Continued development of the market for our Products also will depend upon the following factors over which we have little or no control:


     o    widespread   deployment  of  speech-enabling   applications  by  third
          parties, which is driven by consumer demand for services having a voice user interface;

     o demand for new uses and applications of speech -enabling technology, including adoption of speech -enabled interfaces by companies that operate web sites;


     o adoption of industry standards for speech -enabling and related technologies; and

     o continuing improvements in hardware technology that may reduce the costs of speech-enabling technology solutions.

In many cases, the delivery of our Products to end users is dependent upon third- party integration and may be subject to delays and cancellations that are beyond our control.

      Generally, we are pursuing third-party integration of our Products into mass market, general business, automotive and personal electronics products, and computing solutions. Accordingly, lead time to revenue recognition will be longer than software products directly released into consumer channels. Purchase of our Products often requires a significant expenditure by a customer. Accordingly, the decision to purchase our Products typically requires significant pre -purchase evaluation. We spend significant time educating and providing information to prospective customers regarding the use and benefits of our Products. During this evaluation period, we may expend substantial sales, marketing and management resources.


      Further, our Products sold and integrated into customer applications and products are subject to both customer production schedules and customer success in marketing their own products and generating product sales. Our revenues are thus subject to delays and possible cancellation resulting from customer integration risks and delays.

      In cases where our contract with our customers specifies milestones or acceptance criteria, we may not be able to recognize license or services revenue until these conditions are met. We have in the past and may in the future experience unexpected delays in recognizing revenue. Consequently, the length of our sales and implementation cycles and the varying order amounts for our Products make it difficult to predict the quarter in which revenue recognition may occur and may cause license and services revenue and operating results to vary significantly from period to period. These factors could cause our stock price to be volatile or to decline.

Competition from other industry participants and rapid technological change could impede our ability to achieve profitable operations.


      The computer hardware and software industries are highly and intensely competitive. In particular, the speech-enabled technologies market sector and, specifically, the ASR, computer voice and communications industries are characterized by rapid technological change. Competition in the speech-enabled technologies market is based largely on marketing ability and resources, distribution channels, technology and product superiority and product service and support. The development of new technology or material improvements to existing technologies by our competitors may render our Products less attractive or even obsolete. Accordingly, our success will depend upon our ability to continually enhance the Core Technologies and our Products to keep pace with or ahead of technological developments and to address the changing needs of the marketplace. Barriers to entry in the software industry are low, and as the market for various speech-enabled products expands and matures, we expect more entrants into this already competitive arena.



Our Products can have a long sales cycle and, as a result, our quarterly operating results and our stock price may fluctuate.

      The sales cycles for our Products are generally six to twelve months but may be shorter or longer depending on the size and complexity of the order, the amount of services to be provided and whether the sale is made directly by us or indirectly through an OEM, VAR, or systems integrator. The length of the sales cycles could adversely impact our operating results.

Our current and potential competitors, some of whom have greater resources and experience than we do, may develop products and technologies that may cause a decline in demand for, and the prices of, our Products.

      A number of companies have developed, or are expected to develop, products that compete with our Products and technologies. Competitors in the speech technology software market include IBM, SpeechWorks International, Nuance, and ScanSoft. We expect additional competition from other companies, including Microsoft, which has made investments in and acquired voice interface technology companies. Furthermore, our competitors may combine with each other, and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the abilities of their speech and language technology products to address the needs of our prospective customers.

      Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we have. Our present or future competitors may be able to develop products comparable or superior to those we offer, adapt more quickly to new technologies, evolving industry trends and standards, or customer requirements than we do, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets, and competition may intensify and may harm our business.


Our failure to respond to rapid change in the speech-enabled technologies market could cause us to lose revenue and harm our business.

      Our success will depend substantially upon our ability to enhance our existing Products and to develop and introduce, on a timely and cost-effective basis, new technologies, Products and features that meet changing end-user requirements and incorporate technological advancements. If we are unable to develop new Products and enhanced functionalities or technologies to adapt to these changes, or if we cannot offset a decline in revenue from existing Products with sales of new Products, our business will suffer.


      Commercial acceptance of our Products will depend, among other things, on:

     o the ability of our Products to meet and adapt to the needs of our target markets;


     o the performance and price of our Products and our competitors ' products; and


     o our ability to deliver customer services directly and through our resellers, VARs and OEM partners.

Any software defects in our Products could harm our business and result in litigation.


      Complex software products such as ours may contain errors, defects and bugs. With the planned release of any Product, we may discover these errors, defects and bugs and, as a result, Products may take longer to develop than expected. In addition, we may discover that remedies for errors or bugs may be technologically infeasible. Delivery of Products with undetected production defects or reliability, quality, or compatibility problems could damage our reputation. Errors, defects or bugs could also cause interruptions, delays or a cessation of sales to our customers. We could be required to expend significant capital and other resources to remedy these problems. In addition, customers whose businesses are disrupted by these errors, defects and bugs could bring claims against us which, even if unsuccessful, would likely be time-consuming and could result in costly litigation and payment of damages.





In order to increase our international sales, we must increase the foreign language capacities of our Products. If we are unable to do so, we may be unable to grow our revenue and execute our business strategy.

      We intend to expand our international sales, which requires a significant investment to create and refine different language models for each particular language or dialect. These language models are required to create versions of products that allow end users to speak the local language or dialect and be understood. If we fail to develop additional foreign language capacity of our Products, our ability to address international market opportunities and to grow our business will be limited.

We may encounter difficulties in managing our growth, which could prevent us from executing our business strategy.

      Our growth has placed, and continues to place, a significant strain on our resources. To accommodate this growth, we must continue to upgrade a variety of operational and financial systems, procedures and controls and hire additional employees to support increased business and product development activity. This has resulted in increased responsibilities for our management. Our systems, procedures and controls may not be adequate to support our operations. Additionally, our recent acquisition of the capital stock of LTEL Holdings Corporation and our movement into the competitive local exchange carrier market likely will require our management to allocate time and resources to determine the best way to grow and develop the LecStar business and to integrate it with our speech business. If we fail to improve our operational, financial and managerial information systems, to integrate new businesses acquired, or to hire, train, motivate or manage our employees, our business could be harmed or fail.

We may incur a variety of costs to engage in future acquisitions of companies, products or technologies, and the anticipated benefits of those acquisitions may never be realized.


      We may make acquisitions of, or significant investments in, complementary companies, products or technologies, such as the recent purchase of assets from Force Computers, Inc. and the recent acquisition of the capital stock of LTEL Holdings Corporation, both discussed elsewhere herein, although no additional material acquisitions or investments are currently pending. The recent LTEL Holdings Corporation acquisition and any future acquisitions may be accompanied by risks such as:


     o difficulties in assimilating the operations and employees of acquired companies;

     o    diversion  of  our   management's   attention  from  ongoing  business
          concerns;

     o our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;

     o    additional expense associated with amortization of acquired assets;

     o additional expense associated with understanding and development of acquired business;

     o    maintenance  and  implementation  of  uniform   standards,   controls,
          procedures and policies; and

     o impairment of existing relationships with employees, suppliers and customers as a result of the integration of new management employees.

      We cannot guarantee that we will be able to successfully integrate any business, products, technologies or employees that we might acquire in the future, and our failure to do so could harm our business.

If we are unable to hire and retain technical, sales and marketing and operational employees, our business could be harmed.

      We intend to hire additional employees, including software engineers, sales and marketing employees and operational employees. Competition for hiring these individuals is intense, especially in the Salt Lake City area where Fonix is headquartered, and we may not be able to attract, assimilate, or retain additional highly qualified employees in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.


Our operations and financial condition could be adversely affected by our failure or inability to protect our intellectual property or if our technologies are found to infringe the intellectual property of a third party.

      Dependence on proprietary technology

      Our success is heavily dependent upon our proprietary technology. Certain elements of our Core Technologies are the subject of seven patents issued and allowed by the United States Patent and Trademark Office and 10 other patent applications which are pending. In addition to our patents, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Such means of protecting our proprietary rights may not be adequate because such laws provide only limited protection. Despite precautions that we take, it may be possible for unauthorized third parties to duplicate aspects of our technologies or the current or future products or technologies of our business units or to obtain and use information that we regard as proprietary. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of proprietary rights is difficult, and some international laws do not protect proprietary rights to the same extent as United States laws. Litigation periodically may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others.

     Risks of our infringement upon the technology of unrelated parties or entities


      We are not aware and do not believe that any of our technologies or products infringe the proprietary rights of third parties. Nevertheless, third parties may claim infringement with respect to our current or future technologies or products or products manufactured by others and incorporating our technologies. We expect that developers of speech-enabled technologies increasingly will be subject to infringement claims as the number of products and competitors in the industry grows and the functionality of products in different industry segments overlaps. Responding to any such claims, whether or not they are found to have merit, could be time consuming, result in costly litigation, cause development delays, or require us to enter into royalty or license agreements. Royalty or license agreements may not be available on acceptable terms or at all. As a result, infringement claims could have a material adverse affect on our business, operating results, and financial condition.


We are subject to the risk that certain key personnel, including key scientific employees and independent contractors named below, on whom we depend, in part, for our operations, will cease to be involved with us.


      We are dependent on the knowledge, skill and expertise of several key scientific and business development employees, including Dale Lynn Shepherd, R. Brian Moncur, Edward A. Bruckert, Walt Nawrocki, David Thomson, and K. H. Kim; independent contractors including Tony R. Martinez, Ph.D.; and executive officers, including Thomas A. Murdock, Roger D. Dudley and William A. Maasberg, Jr. The loss of any of the key personnel listed above could materially and adversely affect our future business efforts. Although we have taken reasonable steps to protect our intellectual property rights including obtaining non-competition and non-disclosure agreements from all of our employees and independent contractors, if one or more of our key scientific employees, executive employees or independent contractors resigns from Fonix to join a competitor, to the extent not prohibited by such person's non-competition and non-disclosure agreement, the loss of such personnel and the employment of such personnel by a competitor could have a material adverse effect on us. We do not presently have any key man life insurance on any of our employees.




Additional Risk Factors Associated with the Acquisition of LTEL Holdings Corporation

      On February 24, 2004, we acquired all of the capital stock of LTEL Holdings Corporation, a privately held Delaware corporation ("LTEL"). LTEL has two wholly owned operating subsidiaries, LecStar Telecom, Inc., an Atlanta-based competitive local exchange carrier ("CLEC"), and LecStar DataNet, Inc., a provider of internet services to business and residential customers (collectively, "LecStar"). More information about the purchase of LecStar can be found in the "Business" Section. There are certain risks associated with the acquisition of LecStar which include, but are not limited to, the following risks.

      The following summary of regulatory developments and legislation does not purport to describe all present and


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proposed Federal, state and local regulations and legislation affecting the telecommunications industry or the Company, all of which are available in the public record. Other existing Federal and state legislation and regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals, which could change, in varying degrees, the manner in which this industry operates. Neither the outcome of these proceedings, nor their impact upon the telecommunications industry or the Company, can be predicted at this time. This section also includes a brief description of regulatory and tariff issues pertaining to the operation of the Company's business, which is subject to varying degrees of Federal, state and local regulation.


REGULATION

General

      Our provision of telecommunication services is subject to government regulation. Generally speaking, the FCC regulates interstate and international telecommunications, while the state commissions regulate telecommunications that originate and terminate within the same state.
      The Telecommunications Act of 1996 provides for a significant deregulation of the domestic telecommunications industry, including the opening of the local markets of the incumbent local exchange companies to competition and the ability, pursuant to certain market-opening conditions, of the Regional Bell Operating Companies, which are incumbent local exchange companies, to reenter the long distance industry. The Telecommunications Act remains subject to judicial review and additional FCC rulemaking, and thus it is difficult to predict what effect the legislation and regulations will have on us and our operations over time. As we discuss below, there are currently a number of regulatory proceedings underway, and being contemplated by federal and state authorities regarding the availability of the unbundled network element platform and other unbundled network elements, interconnection, pricing and other issues that could result in significant changes to the business conditions in the telecommunication industry, and have a material adverse effect on our operations and us. In addition, there has been discussion in Congress of modifying the Telecommunications Act in ways that could prove detrimental to us.

      In January 1999, the U.S. Supreme Court confirmed the FCC's role in establishing national telecommunications policy through implementation of the Telecommunications Act, and thereby created greater certainty regarding the rules governing local competition going forward. The FCC's rules that permit us to purchase the unbundled network element platform to provide local and long distance telecommunications services to our customers are the primary rules governing competition upon which we rely. Although the rights established in the Telecommunications Act are a necessary prerequisite to the introduction of full local competition, they must be properly implemented and enforced to permit competitive telephone companies like us to compete effectively with the incumbent carriers.

Regulation of Access to Unbundled Network Elements

      Access to incumbent local exchange companies' unbundled network elements at cost-based rates is critical to our business. Our local telecommunications services are provided almost exclusively through the use of combinations of unbundled network elements, and it is the availability of cost-based rates for these elements that enables us to price our local telecommunications services competitively. However, the obligation of incumbent local exchange companies to provide unbundled network elements at such cost-based rates currently is the subject of regulatory and judicial actions that may affect their availability. Such proceedings could result in the availability of these elements being substantially reduced or otherwise subject to significantly higher, non-cost-based rates.

      Access to incumbent local exchange companies' unbundled network elements in a fashion in which they are combined by the incumbent local exchange company is critical to our business. Our local telecommunications services are provided primarily through the use of the unbundled network element platform, in which unbundled network elements necessary to provide service to our customers (unbundled loops, transport, and local switching) are combined by the incumbent local exchange company and then leased to us. The existing set of unbundled network elements were largely established by the FCC in its 1996 Local Interconnection Order, and updated in a proceeding on remand from the Supreme Court's Iowa Utilities Board decision in 1999. The Supreme Court held that the FCC did not apply the correct standards when determining which network elements must be unbundled and made available to competitive telephone companies such as us. In November 1999, the FCC released its "UNE Remand Order", addressing the deficiencies in the FCC's original ruling cited by the Supreme Court. The UNE Remand Order was generally viewed as favorable to us and other competitive carriers because it ensured that incumbent local exchange companies would be required to make available those network elements, including the unbundled network element platform, that are crucial to our ability to provide local and other telecommunications services. The UNE Remand Order was appealed by the incumbent local exchange companies and, in May 2002, the United States Court of Appeals for the District of Columbia Circuit released an opinion reversing and remanding the UNE Remand Order to the FCC for further consideration. The Court remanded the UNE Remand Order because (1) the FCC adopted, as to almost every unbundled element, a uniform national rule mandating the element's unbundling in every geographic market and customer class, without regard to the state of competition in any particular market; and (2) the FCC's concept of the circumstances in which cost disparities would, under the Telecommunications Act's standards, "impair" a competitor's ability to provide service without unbundled elements was considered too broad.

      As part of its regular periodic review of the list of unbundled elements available to competitive carriers under the Telecommunications Act and in response to the remand of the UNE Remand Order , the FCC initiated its so-called Unbundled Network Element Triennial Review rulemaking proceeding on December 12, 2001. The FCC, in its Triennial Review and in response to the D.C. Circuit Court's decision, reviewed all unbundled network elements to determine whether incumbent local exchange companies should continue to be required to provide them to competitors.

      In the FCC's Unbundled Network Element Triennial Review Order, released August 21, 2003 and effective as of October 2, 2003, the FCC determined that certain network elements will no longer be subject to unbundling requirements, while other network elements must continue to be offered subject to further, more detailed review by the state commissions. The FCC established guidelines for these state determinations, which are currently underway, and ordered state commissions to complete their reviews by July 2, 2004. Among the network elements subject to further state review is local circuit switching, which is a critical component of the unbundled network element platform. Also subject to further review are certain types of unbundled loops and interoffice transport.

      The FCC's UNE Triennial Review Order was appealed by numerous parties. The federal judicial appeals were consolidated in the U.S. Court of Appeals for the District of Columbia. On March 2, 2004, the Court released a decision that reversed, vacated and remanded the FCC's UNE Triennial Review Order in material respects. Of most importance to us, the Court determined that the FCC erred in delegating decision-making authority to state commissions, and in making national findings of impairment with respect to the switching and dedicated interoffice transport unbundled network elements. The Court stayed its decision until the denial of any petitions for rehearing or for a 60 day period (i.e., until May 1, 2004), whichever is later. Unless the Court's decision is itself stayed by the Court or the U.S. Supreme Court, or the FCC promulgates effective replacement rules, the result of the Court's decision will be that the FCC's rules requiring incumbent local telephone companies to make available the mass market switching and dedicated interoffice transport unbundled network elements to competitors at cost based rates pursuant to Section 251 of the Telecommunications Act will no longer be effective. However, the Court affirmed FCC rules that require former Regional Bell Operating Companies to make available similar unbundled network elements pursuant to Section 271 of the Telecommunications Act, albeit at rates that are "just and reasonable" rather than strictly cost based. Although prices for Section 271 unbundled network elements have not yet been established, it is probable that they will generally be higher than those charged for Section 251 unbundled network elements. Notably, in response to the Court's ruling, some state public utility commissions, but not all, have suspended their state impairment proceedings.

      Should local circuit switching not be available to us due to this adverse decision or otherwise, we would be unable to offer services on an unbundled network element platform basis and would instead have to serve customers through total service resale agreements with the incumbent local telephone companies, through network elements purchased from the Regional Bell Operating Companies at "just and reasonable" rates under Section 271 of the Act or through our own facilities or the switching facilities of other non-incumbent carriers, any of which could delay our service roll-out in some markets, increase our cost, and negatively impact our business, prospects, operating margins, results of operations, cash flows and financial condition.

Unbundled Network Element Pricing:

      The current pricing rules for unbundled network elements were established in the FCC's 1996 Local Competition Order, in which the FCC ordered that the rates for unbundled network elements charged to new entrants must be based on the forward-looking costs incurred by the incumbent local exchange company in providing the interconnection services or unbundled network elements ordered, as calculated using the "total element long-run incremental cost," or TELRIC,


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




methodology. The FCC rejected the use of historical or embedded costs in setting rates that new entrants pay. The FCC required that TELRIC be measured based on the use of the most efficient telecommunications technology currently available and the lowest cost network configuration, given the location of existing ILEC wire centers. Under the Telecommunications Act, state commissions set the actual unbundled network element rates based on the FCC's TELRIC methodology.

      On remand from the U.S. Supreme Court in AT&T v. Iowa Utilities Board , the Eighth Circuit Court of Appeals concluded in 2000 that the FCC's unbundled network element pricing rules violated the terms of the Telecommunications Act. The Eighth Circuit held that the FCC's TELRIC methodology incorrectly based costs associated with a "hypothetical network", and not on the actual cost of the particular facilities and equipment deployed by incumbent local exchange company. The Eighth Circuit, however, did not vacate the FCC's decision to use a forward-looking cost methodology. The Court determined that requiring that forward-looking costs be used to establish unbundled network element rates is a matter within the FCC's discretion. In 2002, the U.S. Supreme Court reversed the decision of the Eighth Circuit and validated the FCC's TELRIC methodology in its entirety.

      Although the FCC's TELRIC methodology for establishing rates for unbundled network elements has been upheld by the U.S. Supreme Court, it is currently subject to comprehensive review by the FCC. On September 10, 2003, the FCC released a Notice of Proposed Rulemaking that addressed, among other issues, the impact of changes in ILEC unbundling obligations under the FCC's UNE Triennial Review Order on the FCC's rules for the pricing of unbundled network elements, or TELRIC NPRM. The FCC already has accepted Comments and Reply Comments filed by interested parties in response to the TELRIC NPRM, and currently is hearing ex parte presentations on matters related to this rulemaking proceeding. The availability of incumbent local exchange company unbundled network elements at cost-based rates is critical to our ability to provide competitively-priced local telecommunications services. Accordingly, any change to the FCC's current TELRIC pricing methodology that would increase the rates for unbundled network elements charged to competitive carriers could have material adverse effect on our operations.

Federal Regulation of Our Rates, Terms and Conditions

      The FCC has imposed numerous reporting, accounting, record keeping and other regulatory obligations on us. We must offer interstate and international services under rates, terms and conditions that are just, reasonable and nondiscriminatory. We also must post publicly the rates, terms and conditions of our interstate and international long distance service on our web site or elsewhere, and are authorized to file interstate tariffs on an ongoing basis for interstate access services (rates charged among carriers for access to their networks). Although our interstate and international service rates, terms, and conditions are subject to review by the FCC, they are presumed to be lawful and have never been formally contested by customers or other consumers. Other FCC rules govern the procedures we use to solicit customers, our handling of customer information, our obligation to assist in funding the federal system of universal service, our billing practices and the like. We may be subject to forfeitures and other penalties if we violate the FCC's rules.

      Long distance carriers pay local facilities-based carriers, including us, interstate access charges for both originating and terminating the interstate calls of long distance customers on the local carriers' networks and facilities, including the unbundled network element platform. Historically, the Regional Bell Operating Companies set access charges higher than cost and justified this pricing to regulators as a subsidy to the cost of providing local telephone service to higher cost customers. However, in 2000, the FCC established regulations that dramatically decreased the rates for interstate access charged by large incumbent local exchange companies, and, in 2001, established regulations that dramatically decreased the rates for interstate access charged by competitive carriers, including us. The FCC's interstate access charge reform regimes for incumbent local exchange companies and for competitive local exchange carriers, such as we, prescribes continuing access charge rate reductions through 2005. The FCC's access charge rules are the subject of ongoing rulemaking proceedings, which we believe will likely lead to additional reductions in access charge rates or to result in the total elimination of switched access charges. Regulation of Advanced Services

      Section 706 of the Telecommunications Act requires the FCC to encourage the deployment of advanced telecommunications capabilities to all Americans, and
Section 10 of the Communications Act requires the FCC to forbear from applying regulation where forbearance from regulation would be in the public interest. Several incumbent local exchange companies have petitioned the FCC pursuant to these provisions to modify or eliminate network unbundling obligations, or to forbear from imposing the FCC's unbundling and interconnection rules. In addition, incumbent telephone companies have filed similar petitions asking the FCC to bar competitive carriers like us from billing and collecting interexchange carrier switched access charges when providing service through the use of the local switching unbundled network element. If any of these petitions for waiver or forbearance are approved by action or inaction of the FCC, our access to critical unbundled network elements could be thwarted, or our ability to collect switched access charges could be forestalled, which could have a material adverse effect on our operations.

State Regulation

      The vast majority of the states require us to apply for certification to provide local and intrastate telecommunication services, or at least to register or to be found exempt from regulation, before commencing intrastate service. The majority of states also require us to file and maintain detailed tariffs listing our rates for intrastate service. State law typically requires charges and terms for our services to meet certain standards, such as requiring that charges and practices be just, reasonable and not unreasonably discriminatory. Many states also impose various reporting requirements and/or require prior approval for transfers of control of certified carriers, corporate reorganizations, acquisitions of telecommunication operations, assignments of carrier assets, including subscriber bases, carrier stock offerings and incurrence by carriers of significant debt obligations. Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law and the rules, regulations and policies of the state regulatory authorities. Fines and other penalties, including the return of all monies received for intrastate traffic from residents of a state, may be imposed for such violations. State regulatory authorities may also place burdensome requirements on telecommunication companies seeking transfers of control for licenses and the like. Under the regulatory arrangement contemplated by the Telecommunications Act, state authorities continue to regulate certain matters related to universal service, public safety and welfare, quality of service and consumer rights. All of these regulations, however, must be competitively neutral and consistent with the Telecommunications Act, which generally prohibits state regulation that has the effect of prohibiting us from providing telecommunications services in any particular state. State commissions also enforce some of the Telecommunications Act's local competition provisions, including those governing the arbitration of interconnection disputes between the incumbent carriers and competitive telephone companies and the setting of rates for unbundled network elements.

Our present intention to integrate our Core Technologies into the phone services currently provided by LecStar may not proceed as planned, may take longer than anticipated, and may not become profitable.

      We intend to integrate the development and distribution of Products which utilize our Core Technologies into and through the telephone services and technologies made available to us through the LecStar acquisition. Such integration may require significant additional capital investment and may not be fully financially or technologically feasible. Further, there can be no guarantee that our plans to integrate our Products which utilize our Core Technologies into such telephone services will proceed as anticipated. Integration of Products which utilize our Core Technologies may take longer than we intend, or we may determine subsequently that the integration will not be profitable or have the desired effect for our operations. Any of these outcomes could have a materially adverse impact on our operations and profitability.

LecStar's current operations may not immediately provide sufficient cash flow to sustain operations, and we may be required to divert proceeds from puts under our Fifth Equity Line towards offsetting cash flow shortfalls at LecStar for an indefinite time period.

      Management believes that the LecStar business will not, immediately after closing, generate sufficient operating revenue to sustain its operations, and likely will require us to fund some of its operations and liabilities existing as of the closing date through our otherwise available financing sources, including the Fifth Equity Line. Although management anticipates that LecStar will become self-sufficient during 2004, there can be no assurance that will occur during 2004 or at all, or that if LecStar becomes self-sufficient whether it will be able to maintain such level of operations. If we are required to provide significant operating capital to LecStar for extended periods, our business and financial condition could be adversely and materially affected.



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An individual with a judgment against an entity alleged to be LTEL's indirect predecessor is seeking injunctive relief, which could adversely affect LecStar's operations.

      In December 2003, an unaffiliated third party filed a motion in a Georgia state trial court seeking a temporary restraining order or other injunction that would, if granted, attach the capital stock of LecStar (now owned by Fonix), limit the use and expenditure of LecStar's cash to ordinary course operations, enjoin the transfer of cash or other assets of LecStar outside the ordinary course of business, enjoin LecStar operations outside the ordinary course, make certain officers of LecStar personally subject to the order, and appoint a third party to oversee the implementation of the order. The plaintiff in that case asserts that he has a $1,015,000 judgment against an entity that is allegedly the predecessor of LTEL as to the LecStar stock and business, and that the transfer of such stock and business to LTEL in December 2002 was in violation of the Georgia Fraudulent Transfer statute. The plaintiff sought a preliminary injunction prior to our acquisition of the capital stock of LTEL in February 2004. The Georgia state court denied the plaintiff's motion for injunctive relief at that time. The defendants in the action have filed a motion to dismiss the action. As of May 5, 2004, the trial court had not ruled on that motion. Nevertheless, if the individual obtains the injunctive relief as requested, our ability to operate LecStar could be adversely affected, which could, in turn, adversely affect our operations and financial condition generally.

Our primary source of funding is through the Fifth Equity Line with an entity that may be an affiliate of the holder of our Series H Preferred Stock and $10 Million promissory note, which may give rise to conflicting interests with respect to the future operation of the Fifth Equity Line.

      As noted and discussed above, our primary source of funding is the Fifth Equity Line. Under the Fifth Equity Line Agreement, we have the right to draw up to $20,000,000 from the Equity Line Investor. We are entitled under the Fifth Equity Line Agreement to draw certain funds and to put to the Equity Line Investor shares of our Class A common stock in lieu of repayment of the draw. The number of shares to be issued is determined by dividing the amount of the draw by 90% of the average of the two lowest closing bid prices of our Class A common stock over the ten trading days after the put notice is tendered. The Equity Line Investor is required under the Fifth Equity Line Agreement to tender the funds requested by us within two trading days after the ten-trading-day period used to determine the market price. We anticipate that the Fifth Equity Line and perhaps other similar equity line arrangements with the Equity Line Investor or its affiliates will be the primary source of Fonix's funding in 2004.


      In connection with the acquisition of the capital stock of LTEL, we issued to McCormack Avenue, Ltd., a British Virgin Island corporation ("McCormack"), a $10,000,000 secured promissory note (the "Note") as well as 1,960.8 shares of our Series H Preferred Stock, for all of the shares of LTEL Series B Preferred Stock held by McCormack. McCormack may be deemed an affiliate, as defined in rules promulgated under the Securities Act, of the Equity Line Investor. As the holder of the Note and a large number of the Series H Preferred Shares, McCormack may receive and, in fact, Fonix is obligated to pay to McCormack amounts as principal and interest on the Note and dividends on the Preferred Shares. To the extent such payments are made out of draws we make under the Fifth Equity Line (or replacements thereof with the Equity Line Investor), it is possible that conflicts of interest could develop in how we draw against, and how the Equity Line Investor participates in, the Fifth Equity Line (or replacements thereof).

Our continued success depends on our ability to manage and expand operations effectively.

      Our ability to manage and expand our telecom operations effectively will depend on a variety of factors, including our ability to: offer high-quality, reliable services to our customers at reasonable costs; install and operate telecommunications equipment; acquire necessary equipment, software and facilities; ; scale operations; evaluate markets; monitor operations; control costs; maintain effective quality controls; hire, train and retain qualified personnel; enhance operating and accounting systems; address operating challenges; adapt to market and regulatory developments; and obtain and maintain required governmental authorizations.

      For us to succeed, we must achieve these objectives in a timely manner and on a cost-effective basis. If we do not achieve these objectives, we may not be able to compete in our existing markets or expand into new markets. A failure to achieve one or more of these objectives could have a material adverse effect on our telecom operations and our business.

      In addition, LecStar has grown rapidly since its inception and we expect it to continue to grow by expanding our product offerings. We expect our growth to place a strain on operational, human and financial resources, particularly if we grow through acquisitions. Our ability to manage operations and expansion effectively depends on the continued development of plans, systems and controls for our operational, financial and management needs. There can be no assurance that we will be able to satisfy these requirements or otherwise manage our operations and growth effectively. A failure to satisfy these requirements could have a material adverse effect on our financial condition and ability to fully implement our growth and operating plans.

We and other industry participants are frequently involved in disputes over issues that are important to our financial and operational success. Further legislation and regulatory rulemaking is expected to occur as the industry continues to deregulate and as we enter new markets or offer new products. Rulings or legislation adverse to us could have a material adverse effect on our operations and financial well being.

      The deregulation of the telecommunications industry, the implementation of the Telecommunications Act of 1996 ("Telecom Act"), and the distress of many carriers in the wake of the downturn in the telecommunications industry have involved numerous industry participants in lawsuits, proceedings, and arbitrations before state and federal regulatory commissions, private arbitration organizations such as the American Arbitration Association, and courts over issues important to the financial and operational success of our telecom operations. These issues include the interpretation and enforcement of existing interconnection agreements; the terms of new interconnection agreements we may enter into; operating performance obligations; inter-carrier compensation; access rates applicable to different categories of traffic, including traffic originating from or terminating to cellular or wireless users; the jurisdiction of traffic for inter-carrier compensation purposes; the services and facilities available to us; the price we will pay for those services and facilities; and the regulatory treatment of new technologies and services. We anticipate that further legislative and regulatory rulemaking will occur--on the federal and state level--as the industry deregulates and as we enter new markets or offer new products. Rulings adverse to us, adverse legislation, new regulations or changes in governmental policy on issues material to us could have a material adverse effect on our telecom operations, results of operations, financial condition and prospects.

      The provision of basic communications services is subject to significant regulation at the federal and state level. The Federal Communications Commission regulates carriers providing interstate and international communications services. State public utilities commissions and municipalities exercise jurisdiction over intrastate communications services. Many of our services are subject to federal, state and/or local regulation. If we fail to comply with all applicable regulations or experience delays in obtaining required approvals, our business could be harmed. Additionally, compliance with these regulatory requirements may be costly. Regulations governing communications services also change from time to time in ways that are difficult to predict. Such changes may harm our telecom business by increasing competition, decreasing revenue, increasing costs, or impairing our ability to offer services.

We must attract and retain personnel.

      Our ability to manage our growth will be particularly dependent on our ability to develop and retain an effective sales force and qualified technical and managerial personnel. The competition for qualified sales, technical, and managerial personnel in the communications industry is intense, and we may not be able to hire and retain sufficient qualified personnel. In addition, we may not be able to maintain the quality of our operations, control our costs, maintain compliance with all applicable regulations, and expand our internal management, technical, information and accounting systems in order to support our desired growth, which could have an adverse impact on our telecom operations.

We may be unable to complete acquisitions that would enable us to grow our customer base, to expand into new markets, or to provide new services.

      We may acquire other businesses to grow our customer base, to expand into new markets, or to provide new services. We cannot predict whether or when any prospective acquisitions will occur or the likelihood of a material transaction being completed on favorable terms and conditions. Any acquisition involves certain risks including: difficulties assimilating acquired operations and personnel; potential disruptions of our ongoing business; diversion of resources and management time; the possibility that uniform standards, controls, procedures and policies may not be maintained; risks associated with entering new markets in which we have little or no experience; risks related to providing new services with which we have little experience; the potential impairment of relationships with employees or customers as a result of changes in management; difficulties in evaluating the historical or future financial performance of the business; integration of network equipment and operating support systems; and brand awareness issues related to the acquired assets or customers.

      If we decide to acquire a business or its customers, there can be no assurance that financing would be available on satisfactory terms or that the acquired business would perform as expected.

An inability to market and develop additional services may adversely affect our ability to retain existing customers or attract new customers.

      We currently offer local, long distance, data, and Internet telecommunications services. In order to address the future needs of our customers, we will be required to market and develop additional services. We may not be able to continue to provide the range of telecommunication services that our customers need or desire. We may lose some of our customers or be unable to attract new customers if we cannot offer the services our customers need or desire.

We face intense competition that could adversely affect our business.

      The market for telecommunications services is highly competitive. We compete, and expect to continue to compete, with current and potential market entrants, including: long-distance carriers; incumbent local exchange carriers, or ILECs; other competitive local exchange carriers, or CLECs; competitive access providers, or CAPs; cable television companies; electric utilities; microwave carriers; wireless telephone system operators; and private networks built by large end-users.

      In addition, the possibility of combinations and strategic alliances in the telecommunications industry could give rise to significant new competitors. Moreover, some competitors are now emerging from the protection of Chapter 11 with dramatically altered financial structures that could give those entities the ability to offer more competitive rates than we can. We also expect increased competition from wireless service or voice over Internet Protocol
(VoIP) providers as wireless and VoIP technologies improve.

      Many of our current and potential competitors have competitive advantages over us, including substantially greater financial, personnel and other resources, including brand name recognition and long-standing relationships with customers. These resources may place us at competitive disadvantage in our existing markets and may impair our ability to expand into new markets, which could adversely affect our business. If we fail to grow rapidly or obtain additional capital we may not be able to compete with larger, more well established companies. There can be no assurance that we will be able to successfully compete in our existing markets or in new markets.

A failure to effectively manage processes and systems for ordering, provisioning and billing, or the failure of third parties to deliver these services on a timely and accurate basis, could have a material adverse effect on our ability to retain our existing customers or to attract and retain new customers.

      We have processes and procedures and are working with external vendors, including the ILECs, to implement customer orders for services, the provisioning, installation and delivery of services, and monthly billing for those services. Our inability to effectively manage processes and systems for these service elements or the failure of the vendors serving ILECs to deliver ordering, provisioning and billing services on a timely and accurate basis could have a material adverse effect on our ability to retain our existing customers or attract and retain new customers.

Our inability to negotiate new interconnection agreements, or extensions or replacements of existing interconnection agreements, on acceptable terms and conditions could adversely affect our results of operations.

      We have agreements for the interconnection of our networks with the networks of the ILECs covering each market in which we have a switching platform. These agreements also provide the framework for service to our customers when other local carriers are involved. We may be required to negotiate new interconnection agreements to enter new markets in the future. In addition, we will be required to negotiate amendments to extensions of, or replacement agreements as our existing interconnection agreements expire. We may not be able to successfully negotiate amendments to existing agreements, negotiate new interconnection agreements, renew our existing interconnection agreements, opt in to new agreements, or successfully arbitrate replacement agreements for interconnection on terms and conditions acceptable to us. Our inability to do so would adversely affect our existing operations and opportunities to grow our business in existing and new markets.

System disruptions could cause delays or interruptions of service, which could cause us to lose customers.

      Our success depends on providing reliable service. Although we have designed our customer service system to minimize the possibility of service disruptions or other outages, our service may be disrupted by problems on our system, such as malfunctions in our software or other facilities, and by problems with a competitor's system, such as physical damage to telephone lines or power surges and outages. Any disruption in our network could cause us to lose customers and incur additional expenses.

We are dependent on third parties for acquiring customers and providing access to their networks for providing service to our customers.

      We have arrangements with numerous independent parties to market our services to potential customers. We are highly dependent on these relationships for our success. Our agreements with utility companies provide us the exclusive right to provide services to their customers; however, these agreements do contain termination provisions. If any of these relations were to terminate, it could result in a material adverse effect on our business, financial condition, and results of operations. Our agreements with other independent third parties for the acquisition of customers are non-exclusive. These entities are not under any obligation to continue to acquire customers for us.

      We are dependent on local exchange carriers for co-location of equipment space, which may not be available on reasonable terms and in a timely manner. We are dependent on unbundled network elements from local exchange carriers and additional services from other telecommunication providers. We are also dependent on the efficient and smooth interface between our information systems and those of the local exchange carriers for certain processing functions and customer support.

We may not be able to retain customers.

      A significant portion of our customers, especially residential customers, are not subject to any contractual obligations to continue to use our telecommunication services. These customers may switch telecommunication service providers at will. Furthermore, customers who have executed a contract with us may terminate if we are not able to provide acceptable quality of telecommunication service. The loss of any significant number of customers would adversely affect our results of operations and financial condition.

Our existing method of providing service is susceptible to development of new technologies by competitors.

      There exist other technologies that provide greater bandwidth than our methods of transmission and may be used instead of our services. Existing alternative technologies include:

     o Digital Subscriber Line Technology. Digital subscriber line technology was developed to produce higher data transfer rates over the existing copper-based telephone network. The data transfer rates for digital subscriber lines are reported to range between 144,000 bits of data per second and six million bits of data per second.

     o Cable Modems. Cable modems can allow users to send and receive data using cable television distribution systems. According to industry sources, cable modem users typically experience download speeds of 1.5 million bits of data per second.

     o Wireless Technologies. Wireless technologies, such as satellite and microwave communications systems can provide


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




           high-speed data communications. Not only are wireless technologies commercially deployed, there are significant tests underway to increase the bandwidth and availability of wireless technologies.

      o Integrated Serviced Digital Networks. Integrated services digital networks have been offered by the incumbent local telephone companies over the existing copper-based telephone network for some time. These services offer data transfer speeds of 128,000 bits of data per second. The development of new technologies or the significant penetration of alternative technologies into our target market may reduce the demand for our services and harm our business.

      o Voice Over Internet Protocol. Voice over internet protocol usually permits broadband users to place and receive local and long distance calls using the Internet. When compared to traditional wireline services, VOIP is usually less expensive.

      o Power Line Carrier. Providing telecommunication service using electrical utilities' infrastructure has been successfully deployed in Europe for a number of years; however, in the United States this technology has experienced limited commercial deployment to date. Several entities are researching this technology and have announced plans to launch testing its commercial viability.

LecStar is delinquent on payment of certain taxes. If LecStar is unable to reach an agreement with the various taxing entities or pay these taxes, there is a risk that LecStar's licences may be suspended.

         LecStar is delinquent in its payment of certain taxes to federal, state and local agencies. LecStar has formulated a plan to resolve with these agencies the outstanding taxes owed. If LecStar is unable to reach an agreement with these agencies regarding payment of taxes owed or pay the taxes plus interest and penalties which may be due, LecStar's operating licenses may be suspended which would have a material adverse impact on LecStar's ability to operate.

There may be additional unknown risks which could have a negative effect on us and our business.

      The risks and uncertainties described in this section are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the foregoing risks actually occur, our business, financial condition, or results of operations could be materially adversely affected.

                       Information about Fonix Corporation



                         BUSINESS

THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS ANTICIPATED BY FONIX AND DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES ARE DISCUSSED

BELOW IN THE SECTION ENTITLED "FORWARD- LOOKING STATEMENTS," "RISK FACTORS," AND ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION SHOULD BE READ TOGETHER WITH OUR FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS DOCUMENT.


General

      Fonix Corporation, a Delaware corporation ("we" or "Fonix"), is an industry leader in delivering conversational speech solutions to consumer systems and devices for everyday use. Manufacturers and developers incorporate Fonix's award- winning technology to provide their customers with an easy, convenient and reliable user experience. Fonix currently offers voice technology for mobile/wireless devices, computer telephony systems, the assistive market and automobiles. Fonix recently acquired LecStar Telecom Inc., a rapidly growing Atlanta-based regional provider of integrated communications services to businesses and consumers. LecStar, a competitive local exchange carrier ("CLEC"), offers a full array of wireline voice, data, long distance and Internet services to business and residential customers throughout BellSouth's Southeastern United States operating territory. LecStar's solid customer base offers a unique direct marketing and distribution channel for Fonix's speech technologies and solutions.

      We were incorporated under the laws of the State of Delaware on September 12, 1985. Currently, we operate as two business units: Fonix Speech Group and Fonix Telecom Group.

Fonix Speech Group:

      We deliver speech interface solutions and applications ("Products") that empower people to interact conversationally with information systems and computing devices. Our Products are based on our speech-enabling technologies, which include text-to-speech ("TTS") and neural network-based automated speech recognition ("ASR"). ASR and TTS technologies are sometimes collectively referred to in this prospectus as our "Core Technologies." We believe our intuitive speech-enabling Products enhance user productivity and efficiency in a broad range of markets including mobile and wireless devices; embedded speech solutions for automotive applications; entertainment game consoles; computer telephony and server applications; assistive and language learning applications for everyday use with computers and electronic devices; and client-to-server distributive speech processing and connectivity.

      Prior to 2002, we focused on research and development ("R&D") and prototype development projects for customized applications. The R&D and prototype development utilized the Core Technologies and development and marketing of multiple operating systems and hardware platforms. The transition from R&D and prototype development to standard speech Products began in 2002. We expect to leverage our standard speech Products across multiple platforms, Products and markets.

      Fonix serves markets that are adopting speech-enabled solutions and applications. As memory requirements, noise robustness, recognition accuracy and efficiency of speech solutions become increasingly critical, we expect our highly competitive solutions to meet customer demand for simple, convenient user interfaces.

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      We currently market speech Products that utilize our Core Technologies to industry-leading software developers, consumer electronics manufacturers, original device manufacturers, micro-processor manufacturers, third-party product developers, operating system developers, network developers, and wireless operators, as well as directly to consumers. With the acquisition of LecStar, we expect that our distribution channel to consumers will increase. We currently focus our marketing efforts toward embedded systems for automotive applications and wireless and mobile electronic devices, server- based solutions for telephony voice-activated applications, and enterprise distributive speech solutions. We pursue revenue opportunities through generation of royalty fees, product and technology licenses, product sales, non-recurring engineering fees, and support agreements.

      Our speech interfaces are value-added solutions for computing and communications devices. Manufacturers of consumer electronics products, software developers, wireless operators, telephony distributors, system integrators and value added re-sellers (VARs) can simplify the use and increase the functionality of their products and services by integrating Fonix speech solutions, resulting in broader market opportunities and significant competitive advantage. Fonix solutions support multiple hardware and software platforms, are environment and speaker independent, optimize cost and power efficiencies, provide easy integration within a relatively small memory requirement for embedded applications, and enhance scalability for high channel capacity for computer telephony and server-based systems.

      Speech Group Market Focus

      We deliver speech solutions in the following markets:

      o     Mobile / Wireless

      We provide speech interface solutions for mobile phones, Smartphones, PDAs, web pads and wireless communication devices. The award-winning Fonix VoiceDial(TM) is a totally interactive, hands-free software application that enables users to place calls and navigate device menus and applications simply by speaking. Fonix VoiceCentral(TM) is a hands-free software application for Pocket PC that allows users to access Personal Information Management (PIM) tools simply by speaking.

      o     Automotive

      Fonix AutoSuite(TM) solutions work as a natural voice interface inside an automobile for controlling and managing complex system functions. Navigation, climate control, multi-media, Internet and mobile phone access are just some of the hands-free, safety-minded voice-activated solutions for vehicles.

      o     Computer Telephony and Server

      Fonix ConnectMe(TM) is an innovative solution for computer telephony integration and server systems. ConnectMe is a voice-automated telephone operator that provides an efficient, professional means of routing incoming, outgoing and internal calls. Fonix also offers a voice interface solution for 511 system integrators. 511 is the designated three-digit phone number for national travel information within the United States of America.

      o     Assistive and Consumer Speech

      Our solutions make everyday life a lot easier for people who are blind or have visual, vocal or mobility impairments, and for non-English speakers who are learning the language. Fonix DECtalk(R), the best-known and most respected name in the assistive markets, transforms ordinary text into highly intelligible speech. We have taken our intuitive Core Technologies and applied them to everyday speech solutions for game consoles, PCs and other consumer devices such as cordless phones, electronic dictionaries, MP3s and toys.




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      o     Distributed Speech

      Distributed or client device-to-server solutions combine the convenience of mobile devices with the power of network servers. Distributed speech technology enables the mobile device user in the field to still have access to a server network via user-friendly speech input/output.

      Fonix Mobile / Wireless Solutions

      We provide intuitive speech interfaces for mobile and wireless devices such as PDAs, Smartphones, other mobile phones, web pads, wireless communication devices and other consumer electronics.

      Our speech solutions for mobile / wireless devices include:

           o          Fonix VoiceDial

      Fonix VoiceDialTM is a totally interactive, hands-free software application for Windows Mobile Pocket PC and Smartphone and Symbian devices that enables users to access mobile phone contacts simply by speaking. With VoiceDial, there is no need to scroll through menus or push buttons; users just speak the name of the contact. VoiceDial is speaker independent, so no voice training is involved, including both contact names and digit dialing. The speech recognition is highly accurate, even in noisy environments like cars or airports. VoiceDial offers several prompting voices; users choose which voices to download to their device. All TTS voices are highly intelligible and will handle an unlimited vocabulary, even with difficult contact names. It is available in multiple languages -- English, French, German and Spanish. Current phones supported by Fonix VoiceDial include Nokia 6600, Nokia N-Gage, Nokia 3660/3620/3650/3600 and the Nokia 7650.

           o          Fonix VoiceCentral

      Fonix VoiceCentral(TM) is a totally interactive, hands-free software application for Windows Mobile Pocket PC and Smartphone devices that enables users to access Personal Information Management (PIM) tools simply by speaking. VoiceCentral incorporates the award-winning Fonix VoiceDial software, while adding several other significant capabilities. VoiceCentral allows users to manage email (listen to email, then choose to delete, reply with a .wav file or save), access calendar and tasks, launch or close any application simply by speaking, dial names directly from the contact list (users do not have to navigate multiple menu trees; they just say the name of the person they want to call), and dial a number directly using a continuous string of numbers.

      Fonix Mobile / Wireless Market Opportunities

      Our partners and original equipment manufacturers (OEMs) and original device manufacturers (ODMs) provide significant potential to reach users in many market areas. We have already seen significant market response to VoiceDial and expect to deliver in the following channels:

           o OEMs & ODMs: Our first VoiceDial contract delivered the solution on the Hewlett Packard (HP) Journada (R) 928 WDA. We also have partnerships with Microsoft, Intel, TI, Hitachi, O2 and HTC and are aggressively pursuing additional OEM opportunities with Nokia, Sony-Ericsson, Accelent, NeoMagic,
                     Siemens, Palm and Samsung.

           o Mobile Operators: We market VoiceDial and VoiceCentral through mobile operators such as AT&T Wireless, T-Mobile, Orange, Vodafone and Verizon. VoiceDial can be delivered in several methods including loading software directly on the device or over-the-air activation.

           o Innovative Retail Opportunities: The market for speech applications sold over the Internet is beginning to mature. Handango, PocketGear, PocketPC Passion and others allow us to distribute VoiceDial in high traffic Internet locations without the distribution costs of working with retail stores. We also provide VoiceDial and VoiceCentral on our website.

           o Bundled Solutions: Other complementary solutions are also channels for distribution of our products. Companies like Travroute have integrated our solutions into their applications. We foresee partners

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



                    shipping the full VoiceDial and VoiceCentral functionality as a complement to their applications and devices.

      We have several competitors offering a variety of speech technologies and products. Companies like ART, Voice Signal and Neuvoice all deliver speaker-dependent and speaker-independent solutions. Other speech companies like IBM, Nuance and Scansoft may introduce competitive products.

      Fonix Automotive Solutions

      We provide speech applications for fully integrated multimedia automotive solutions. These applications can be quickly deployed and adopted by the automotive electronics marketplace and are based on our proprietary Core Technologies. These solutions are ideal for automotive environments, because they are highly noise robust, require no user training, are available in many language options, require minimal computing resources and are available in a wide variety of automotive-qualified hardware configurations.

      Today's automakers require a solution platform that can provide a wide range of speech interface functionality. Fonix integrated speech solutions are developed to accommodate highly flexible, open-ended computing platforms that are able to serve a number of telematics applications. These applications provide the auto manufacturer as well as the driver the highest degree of flexibility and convenience.

      The Fonix AutoSuite(TM) includes the following components:

          o Hands-free Phone Kit - Voice-enabled access to mobile phone contacts; users dial any contact with just their voice, no need to scroll through phone menus.

          o Stand-alone Navigation - Avoid dangerous manual entry; users access the car's navigation system by simply speaking or spelling destinations.

          o    Radio-based   Multimedia  -  Voice   access  of  standard   radio
               functions.

          o    Mid-range   Stand-alone   Multimedia  -  The  radio-based   voice
               interface with navigation and total multimedia added.

          o    High-end   Multimedia  -  Fully  integrated   hands-free   phone,
               navigation   systems,   automotive   command  and  control,   and
               multimedia control.

      Fonix AutoSuite Market Opportunities

      We continue to seek partnerships and joint-marketing relationships with the leading silicon, operating systems and Tier 1 mobile suppliers to create compelling solutions for automotive OEMs. We continually work with our partners' sales and marketing organizations to create and deploy speech interface solutions required by the automotive industry. Current Fonix automotive partners include Motorola, Hitachi, Yazaki North America, Volkswagen North America, Mitsubishi, Intel, Analog Devices, QNX, Sun Microsystems and WindRiver. Fonix has also had discussions directly with multiple Tier 1 suppliers such as Lear Automotive Systems, JCI and other OEMs to drive large-volume recurring revenue business.

      Major competitors include IBM (Via Voice, Pervasive Computing), and Scansoft. As our AutoSuite solutions are proven, we seek to enter into supplier relationships to create long-term, recurring revenue situations.

      Fonix Computer Telephony and Server Solutions

      We provide telephony and server-based solutions for automated phone directory and database information systems. We believe that traditional operator systems and other means of accessing information are becoming antiquated. Significant employee and personal time is lost trying to access information through keypad directories or because calls are blocked after hours. Also, information stored or transferred through servers, PBX or databases may not easily be accessed through non- integrated platforms. Voice-automated systems are capable of integrating these markets and meeting customer expectations of competitive costs, easy installation with minimal change to their existing infrastructure and a simple user interface.

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



      Fonix speech solutions for telephony and server systems include:

           o          Fonix ConnectMe(TM)

      Fonix ConnectMe is a unique voice-automated telephone operator that provides an efficient, professional means of routing incoming, outgoing and internal calls. Customers and employees dial one number, speak the name of a person or a department and are quickly connected to the person or department they want to reach. Whether during peak business hours or late at night, ConnectMe's 24-hour high-tech customer service capabilities ensure that all calls reach their intended destinations. By deploying ConnectMe, businesses increase employee efficiency and decrease the amount of time receptionists and office managers spend answering phones. ConnectMe handles all incoming calls simultaneously, so callers are never put on hold. It eliminates the annoyance of remembering and dialing extension numbers or looking up extensions in a phone directory. Employees can create, maintain and access their own phone lists, and can customize the delivery of calls. For example, while at lunch, employees can route calls to their cell phones or pre-define ConnectMe for weekends and holidays by creating a weekday schedule. To our knowledge, no other company in this niche has emerged with a competitive product with our unique features, functionality and price.

           o          511 Traffic Information System

      In July 2000, the Federal Communications Commission (FCC) assigned "511" as the number for nationwide access to traveler information. 511 was designated as a free service and when fully implemented will cover the majority of roads in the U.S., helping travelers avoid congested routes and safety hazards. By dialing 5-1-1, callers can access information about route- specific weather and road conditions. Fonix and partner Meridian Environmental Technology, Inc. provide a 511 system in North Dakota. Current markets in development include Nebraska, Montana and South Dakota, with other states scheduled to deploy the system in the near future. Competition in the 511 market includes TellMe and IBM's WebSphere.

      Fonix Computer Telephony and Server Market Opportunities

      We are well positioned to be a primary competitor in telephony products with ConnectMe. The value-add for customers using ConnectMe include the system's appeal to customer satisfaction, immediate ROI, user convenience, easy installation and maintenance, and its ability to bring a professional "voice" to companies' telephone operator systems. Our market strategy is to sell ConnectMe through VARs and distributors, as well as to customers of LecStar. Potential competitors in the telephony/server market nclude Phonetic Systems, Locus Dialog and Avaya.

      Fonix Assistive and Consumer Speech Solutions

      We provide a variety of speech solutions for the assistive community, language learning, games and toys, and consumer electronic devices.

           o          The Assistive Market

      Fonix solutions make everyday life a lot easier for people who are blind or have visual, vocal or mobility impairments. Fonix DECtalk is the industry's premier text-to-speech engine, offering nine highly intelligible voices and six languages. Many users rely on Fonix DECtalk to read their email, the daily news or other documents, or to function as their voice to the outside world. In addition, we have expanded our solutions for the assistive market to incorporate the full line of Fonix TTS offerings, including high-quality concatenated TTS and high-recognition-rate ASR. These offerings meet assistive users' needs whether someone has a learning disability requiring a more natural voice or a disabled user who requires voice-activated input methods. Current OEM partners in the assistive market include Dynavox, GW Micro, Prentke-Romich, Kurzweil Education Systems and Toby Churchill.

           o          Language Learning

      Fonix speech solutions are particularly useful for non-English speakers who are learning the language. In the speech- enabled language learning market, we have capitalized on DECtalk's small memory footprint and high intelligibility and Fonix ASR's high-recognition-rate capabilities. Speech-enabled language learning is an emerging market, especially in Asia. Several OEMs, including Eintech and TopGrade, are selling handheld electronic dictionaries that allow individuals to speak a word in their native language (like Korean) and have the text read back to them in English. Our other partners in the Asian market

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



include E-Star Laboratories, NEC Custom Technica, Kodensha, Dream C&C and Dico. Educational electronic dictionary devices are growing in popularity in China and are expected to exceed a market volume of over 500,000 units per quarter. These channels expand our ability to serve millions of individuals while generating revenue on already existing technologies that can be diverse in their final application. Our goal is to become the primary supplier of speech solutions for OEMs providing language learning devices and systems.

           o          PDA, PC and Electronic Devices

      Fonix speech solutions apply the intuitive use of voice to tasks that users perform everyday. Many of these solutions are appropriate for multiple markets -- assistive, mobile and wireless, and business and home users. Fonix Core Technologies enable users to interact naturally with electronic devices. With Fonix speech solutions, users may listen to documents of any length, have email read aloud, access programs and launch applications by speaking. We also offer solutions for cordless phones, toys, home audio, and MP3 Players.

      Fonix speech solutions for PDAs and PCs include:

           Fonix VoiceAlert(TM) gives users the ability to have scheduled meetings read aloud from a PDA telling details like who they will meet with and where, all without looking at the screen.

           Fonix VoiceDirector(TM) allows PC users to launch desktop shortcuts or commonly used files and applications with the command of the user's voice.

           Fonix iSpeak(TM) reads email, digital books, documents and websites in a natural, human-sounding voice.

           o          Game Consoles

      Fonix voice command software is available for cross-platform game developers who wish to employ speech interfaces in games. In March 2004, we made Fonix VoiceIn(TM) commercially available to game developers that produce games on multiple game platforms. Fonix voice command technology has been available in the Microsoft Xbox(R) developer's kit (XDK) since February 2003, and now creators of cross-platform games can use the same voice command software for PlayStation(R)2 and PC games. Game developers worldwide can now build games that utilize a common API across PlayStation(R)2, Xbox(R) and PC platforms. Fonix VoiceIn software is optimized for game development where memory and processing power are at a premium.

      Electronic Arts, the world's largest game developer, has also licensed the Fonix voice platform for its game developers worldwide. EA signed a multiple year license agreement with Fonix for PlayStation(R)2 entertainment consoles and has an option to license Fonix speech solutions for additional game platforms.

      Fonix VoiceIn voice command software is available to game developers in multiple languages, including English and UK English, German, French, Spanish, and Japanese. Additional languages, specifically Italian and Korean, will be available mid- 2004.

           o         Platforms, Ports, Processors

     We support multiple microprocessors ("Chips") and operating systems ("OS"). A list of some of the Chips and OS platforms we support can be found in our Annual Report for the year ended December 31, 2003.

      Fonix Assistive and Consumer Speech Market Opportunities

      Revenue potential in the assistive and consumer speech markets is significant as world markets evolve. In the assistive market, more governments are recognizing the benefits of providing accessibility to their disabled citizens. We expect significant market expansion as governments enact new regulations supporting and funding the use of speech-based solutions.

      Also, with the acceptance of the Internet and an increasingly global economy, more people are endeavoring to learn foreign languages. We believe that language learning tools, including translators and electronic dictionaries, will be a

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



profitable market.

      In the games market, Fonix VoiceIn is a compelling feature for today's gamers. Gamers seek enhancements that add excitement, interaction and realism. Fonix VoiceIn allows developers to take voice command and control to a new level. Fonix speech technology gives players new access to games features, command and control functions, and menu navigation. We expect this exciting new interface to expand market demand for games.

      Our primary competitors in the above described markets include ScanSoft, IBM, NextUp Technologies, Voice Signal and Premier Assistive Technology.

      Fonix Distributed Speech Solutions

      Distributed or client device-to-server speech solutions are connected and/or wireless systems where an embedded device (usually a mobile device such as a cell phone or PDA) works with a network element such as a database or application server. Distributed speech technology enables the mobile device user in the field to access a server network via user-friendly speech input/output. The solution is particularly useful for mobile workforces including sales reps, field service personnel, delivery services and field survey crews. Distributed solutions are essential when customers need the power and connectivity of an application server and direct interaction with a mobile device. This arrangement enables users to issue voice commands and get spoken feedback on information such as medical records, blueprints, customer/account contact information, and maps, or to perform financial transactions. Other examples of services this architecture can support include voice dialing, email reading, GPS navigation, calendar management, package delivery tracking, warehouse or filed inventory management and SMS text messaging.

      Fonix Distributed Speech Market Opportunities

      Fonix's primary distributed speech marketing approach is to partner with data-base software platforms like Oracle that can incorporate our embedded speech technology with server functionality. Partners may be network equipment or software vendors, telecommunications carriers and mobile equipment manufacturers. These partners will contribute technology on the network side for a better product solution that will in turn help us access a wider customer base.

      Currently, our most active partner is Oracle(R). In October 2003, we joined the Oracle PartnerNetwork as a member partner and are teaming with Oracle to deliver joint distributed speech solutions. Oracle offers a network application server, and we are working cooperatively to build a software interface between Oracle's server and our handheld software.

      Our competitors are primarily other embedded speech software vendors like IBM, ART and ScanSoft. Our partners also have competitors, for example Oracle competes with Microsoft. However, we are not precluded from working with our partners' competitors.

Fonix Telecom Group:

      On February 24, 2004, we completed our acquisition of all of the capital stock of LTEL Holdings Corporation ("LTEL") and its wholly-owned subsidiaries, LecStar Telecom, Inc. and LecStar DataNet, Inc. (collectively "LecStar"). LecStar, an Atlanta-based CLEC, offers wire-line voice, data, long distance, and Internet services to business and residential customers throughout BellSouth's Southeastern United States operating territory. The acquisition of LecStar significantly accelerates Fonix's growth strategy by providing a recurring revenue stream, built-in customer base and new marketing channels.

      LecStar serves small-to-medium sized businesses and residential customers with a balanced focus on high-density metropolitan areas and under-served smaller communities. Services are offered at moderate discounts of BellSouth prices and delivered through the cost-effective use of LecStar's own network facilities, Unbundled Network Elements ("UNEs") leased from BellSouth and/or resold services acquired through wholesale agreements with other carriers. LecStar's provisioning systems are electronically bonded with BellSouth enabling the efficient ordering of services in real-time. We believe that unlike many traditional CLECs which failed by putting short-term growth ahead of long-term fundamentals - attempting to grow more quickly than the market could sustain, adding new network assets to new geographical markets too soon, and/or relying on unsustainable revenues such as reciprocal compensation - LecStar took a unique and cost-effective approach to building its business.

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      In accordance with Statement on Financial Accounting Standards No. 141,
Business Combinations, the aggregate purchase price for financial reporting purposes was $13,550,000 and consisted of the issuance of 7,036,802 shares of Class A common stock valued at $4,926,000 or $0.70 per share, 2,000 shares of 5% Series H non-voting, non-convertible preferred stock with a stated value of $10,000 per share valued at $4,000,000, and a 5% $10,000,000 secured, six-year promissory note valued at $4,624,000. The value of the shares of Class A common stock was determined based on the average market price of the Fonix common stock over the three-day period before and after the terms of the acquisition were agreed to and announced. The values of the Series H preferred stock and the promissory note were determined based on the estimated risk-adjusted cost of capital to Fonix at the date of the acquisition. The fair value of the Series H preferred stock was based on an imputed yield rate of 25% per annum and the discount on the promissory note of $5,376,000 was based on an imputed interest rate of 25% per annum.

      LecStar Distribution Strategy

      LecStar has entered into interconnection agreements with major incumbent carriers through the Southeast United States allowing LecStar to efficiently collocate network facilities with these carriers, lease UNEs, resell their services and utilize the carriers' provisioning, installation, and maintenance services at favorable costs. Interconnection and resale agreements have been entered with BellSouth, Qwest, US Lec, and Global Crossings for access to other network and wholesale access services so LecStar may market a full suite of communications solutions on par with other major carriers.

      LecStar Utility Partnerships

      LecStar has implemented a marketing and distribution channel strategy that it believes to be one of the most cost efficient in the industry. LecStar has entered into strategic partnerships with local electric utilities in several parts of the Southeastern United States region to market co-branded voice and data services to residential and business customers, including Cobb Energy Management Corporation, EnergyUnited, Memphis Light, Gas and Water, and Allied Utilities. In addition, LecStar has developed marketing partnerships with interconnect companies and value-added agents that market more complex telecommunication services to medium and large businesses.

      Competition and Industry Position

      LecStar operates in a highly competitive market with a large number of competitors. Several of our key competitors have significantly greater financial resources, well-established brand names and reputations, larger customer bases and diverse strategic plans and technologies. Often, telecommunication services companies will compete for consumers based on price. The dominant providers conduct extensive advertising campaigns to capture market share. Competitors with greater financial resources may also be able to provide more attractive incentive packages to agents to encourage them to carry products that compete with our services. In addition, competitors with greater resources than ours may be better situated to negotiate more favorable contracts with agents and have the capital to rapidly deploy or leverage existing communications equipment and broadband networks.

      In the provision of local access services, long distance services and data and integrated services, we face competition from incumbent local exchange carriers, competitive local exchange carriers, integrated communications providers and inter- exchange carriers who may have a more substantial marketing presence or possess their own network facilities and may offer services similar to ours at more favorable prices. In addition, we face competition from Internet service providers and others who offer domestic and long distance service over the Internet at greatly reduced prices.

      Both our competitors and we rely substantially on independent agents to market and sell our services to their respective customer bases. Competitors may offer agents greater commissions, better terms or other incentives that hinder our use of these agents. In addition, agents may enter into exclusive arrangements with competitors, which could hinder our ability to attract and retain agents.

      We believe that various legislative initiatives including the Telecommunications Act have removed many of the remaining regulatory barriers to local exchange competition. Nevertheless, legislators and regulators are likely to provide incumbent local exchange carriers with increased pricing flexibility as competition increases. If incumbent local exchange carriers are permitted to lower their rates substantially or engage in excessive volume or term discount pricing practices for their customers, the net income or cash flow of integrated communications providers and competitive local exchange carriers such as ours, could be materially adversely affected. Furthermore, several large long distance providers have entered local exchange services markets. We cannot predict the number of competitors that will emerge as a result of currently existing or potential federal and state regulatory or legislative actions. Competition from the regional Bell operating companies with respect to inter-exchange services could have a materially adverse effect on our business.

      Existing competitors are likely to continue to expand their service offerings to appeal to agents and consumers and new competitors are likely to enter the telecommunications market and attempt to market services similar to ours which will result in greater competition. If our existing competitors or new competitors devote significant additional resources to the provision of international or national long distance telecommunications services to our customer base, such actions could have a material adverse effect on our business, financial condition and results of operations, and we can make no assurance that we will be able to compete successfully against such existing or new competitors.

      In addition to traditional wireline competitors, we also face strong competition from competing telecommunication technologies. There exist other technologies that provide greater bandwidth than our methods of transmission and may be used instead of our services. Existing alternative technologies include:

      o Digital Subscriber Line Technology - Digital subscriber line technology was developed to produce higher data transfer rates over the existing copper-based telephone network. The data transfer rates for digital subscriber lines are reported to range between 144,000 bits of data per second and six million bits of data per second.

      o Cable Modems - Cable modems can allow users to send and receive data using cable television distribution systems. According to industry sources, cable modem users typically experience download speeds of
           1.5 million bits of data per second.

      o Wireless Technologies - Wireless technologies, such as satellite and microwave communications systems, can provide high- speed data communications. Not only are wireless technologies commercially deployed, there are significant tests underway to increase the bandwidth and availability of wireless technologies.

      o Integrated Services Digital Networks - Integrated services digital networks have been offered by the incumbent local telephone companies over the existing copper-based telephone network for some time. These services offer data transfer speeds of 128,000 bits of data per second. The development of new technologies or the significant penetration of alternative technologies into our target market may reduce the demand for our services and harm our business.

      o Voice over Internet Protocol - Voice over Internet Protocol usually permits broadband users to place and receive local and long distance calls using the Internet. When compared to traditional wireline services, VOIP is usually less expensive.

      o Power Line Carrier - Providing telecommunication service using electrical utilities' infrastructure has been successfully deployed in Europe for a number of years; however, in the United States this technology has experienced limited commercial deployment to date. Several entities are researching this technology and have announced plans to launch testing its commercial viability.

      Fonix's Internet address is www.fonix.com and LecStar's Internet address is www.lecstar.com.


RECENT DEVELOPMENTS


Series I Convertible Preferred Stock

      On October 24, 2003, we entered into a private placement of shares of its Class A common stock with The Breckenridge Fund, LLC, a New York limited liability company ("Breckenridge"). Under the terms of the private placement, we agreed to sell 1,043,478 shares of our Class A common stock for $240,000 (the "Private Placement Funds").

     Subsequent to our receiving the Private Placement Funds, but before any shares were issued in connection with the private placement, we agreed with Breckenridge to rescind the private placement of the shares and to restructure the transaction. We retained the Private Placement Funds as an advance in connection with the restructured transaction. We paid no interest or other charges to Breckenridge for use of the Private Placement Funds.

      Following negotiations with Breckenridge, we agreed to sell to Breckenridge 3,250 shares of Series I 8% Convertible Preferred Stock (the "Series I Preferred Stock"), for an aggregate purchase price of $3,250,000, net of the Private Placement Funds which the Company had already received. The Series I Preferred Stock was sold under a purchase agreement (the "Purchase Agreement") dated as of December 31, 2003.

      In connection with the offering of the Series I Preferred Stock, we also issued to Breckenridge (i) warrants (the "Warrants") to purchase up to 965,839 additional shares of our Class A common stock; (ii) 1,931,677 shares of our Class A common stock (the "Additional Shares"); and (iii) 482,919 shares of our Class A common stock (the "Fee Shares").

      In connection with the purchase and sale of the Series I Preferred Stock, we agreed to register the resale by Breckenridge of shares issued upon conversion of the Series I Preferred Stock, issued as payment of dividends accrued on the Series I Preferred Stock, and issuable upon conversion of the Warrants, as well as the Additional Shares and the Fee shares.

      The Series I Preferred Stock entitles Breckenridge to receive dividends in an amount equal to 8% of the then-outstanding shares of Series I Preferred Stock. The dividends are payable in cash or shares of our Class A common stock, at the Company's option.

      The Series I Preferred Stock is convertible into shares of our Class A common stock as follows:

      - The conversion of the first $250,000 of the Series I Preferred Stock shall be as follows: (I) for conversion occurring prior to the date on which the SEC declares a registration statement effective (the "Effective Registration Date") and through the tenth business day following the Effective Registration Date, the conversion price shall be the lower of $0.23 per share or 87.5% of the average of the two
           (2) lowest closing bid prices over the twenty trading days prior to the conversion date; and (ii) for conversion occurring on or after the eleventh business day following the Effective Registration Date, the conversion price shall be $0.23 per share.

      - The remaining $3,000,000 of the Series I Preferred Stock may be converted into common stock of the Company at the option of the holder by using a conversion price which shall be the lower of (1) $0.75 per share or (2) 87.5% of the average of the two (2) lowest closing bid prices for the twenty-day trading period prior to the conversion date.

      The following hypothetical information is provided to demonstrate the conversion of shares of Series I Preferred Stock with a stated value of $500,000 into shares of Class A common stock:

      Hypothetical closing bid prices (twenty trading days following the date of the conversion notice):

Trading day 1                  $0.49     Trading day 11                 $0.52
Trading day 2                  $0.49     Trading day 12                 $0.57
Trading day 3                  $0.51     Trading day 13                 $0.66
Trading day 4                  $0.48     Trading day 14                 $0.72
Trading day 5                  $0.47     Trading day 15                 $0.72
Trading day 6                  $0.53     Trading day 16                 $0.79
Trading day 7                  $0.55     Trading day 17                 $0.73
Trading day 8                  $0.56     Trading day 18                 $0.68
Trading day 9                  $0.53     Trading day 19                 $0.68
Trading day 10                 $0.57     Trading day 20                 $0.67

           Conversion rate: (87.5% of average of two lowest closing bid prices)
                     Trading day 4                            $0.48
                     Trading day 5                            $0.47
                     Average                                  $0.475
                     87.5% of average                         $0.4156

     Conversion calculation: $500,000/ $0.4156 = 1,203,008 shares issuable upon conversion.

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



      Under the terms of the purchase agreement, we agreed to establish an escrow account (the "Escrow Account"), into which it deposits funds which can be used for our optional redemption of the Series I Preferred Stock, or which may be used by Breckenridge to require us to redeem the Series I Preferred Stock if we have defaulted under the purchase agreement. The conditions of deposit into the Escrow Account are as follows:

      (i) If, prior to August 31, 2004, there has not been a declared default under the purchase agreement, we will deposit into the Escrow Account twenty-five percent (25%) of any amount it receives in excess of $1,000,000, calculated per put, under the terms of the Fifth Equity Line of Credit (the "Fifth Equity Line") between Fonix and Queen, LLC, dated as of July 1, 2003, or other similar equity line of financing arrangement.

      (ii) If, prior to August 31, 2004, there has been a declared default under the preferred stock purchase agreement, we will deposit into the Escrow Account thirty-three percent (33%) of any amount we receive in excess of $1,000,000, calculated per put, under the terms of the Fifth Equity Line or other similar equity line of financing arrangement.

      (iii) If as of August 31, 2004, we had not closed or had abandoned our attempt to acquire the capital stock of LTEL, whether or not there has been a declared default under the preferred stock purchase agreement, we will deposit into the Escrow Account fifty percent (50%) of any amount the Company receives in excess of $1,000,000, calculated per put, under the terms of the Fifth Equity Line or other similar equity line of financing arrangement.

      (iv) If we have at any time deposited into the Escrow Account an aggregate amount sufficient to redeem all of the then-outstanding shares of Series I Preferred Stock, together with any accrued and unpaid dividends our obligation to deposit the sums into the Escrow Account shall be suspended until such time, if any, that the balance of the Escrow Account is not sufficient to effectuate such redemption.

      Because we closed the acquisition of the capital stock of LTEL as of February 24, 2004, condition (iii) above will not apply.

      In the event that we default under our obligations under the purchase agreement, and such default has not been cured within 60 days, Breckenridge shall have the right, exercisable at its option, to demand that we redeem all or any portion of the then- outstanding shares of the Series I Preferred Stock at any time after the balance in the Escrow Account equals or exceeds the amount necessary for us to redeem all or any portion of the Series I Preferred Stock.

      Redemption of the Series I Preferred Stock, whether at our option or that of Breckenridge, requires us to pay, as a redemption price, the stated value of the outstanding shares of Series I Preferred Stock to be redeemed, together with any accrued but unissued dividends thereon, multiplied by (I) one hundred ten percent (110%) for any redemption occurring within ninety (90) days after the closing date of the purchase of the Series I Preferred Stock; (ii) one hundred fifteen percent (115%) for any redemption occurring between the 91st day but before the one hundred fiftieth (150th) day after the closing date of the purchase; (iii) one hundred twenty percent (120%) for any redemption occurring between the 151st day and the second anniversary of the closing date of the purchase; and (iv) one hundred thirty percent (130%) for any payment of the redemption price occurring on or after the second anniversary of the closing date of the purchase.

      Use of the proceeds of the sale of the Series I Preferred Stock is limited to working capital and to paying deeply-discounted liabilities.

      We have allocated the proceeds from the issuance of the Series I Preferred Stock, warrants, additional shares and fee shares as follows: i) $261,000 was allocated to the warrants, ii) $730,000 was allocated to the additional and fee shares, iii) $429,000 to the Series I Preferred Stock, and iv) $1,830,000 to a beneficial conversion option. The amounts allocated to the warrants, additional and fee shares and the beneficial conversion option will result in a discount on the Series I Preferred Stock that will be fully amortized at the date of issuance, resulting in the recognition of a dividend on the Series I Preferred Stock of $2,821,000 on January 29, 2004. The Series I Preferred Stock will be recorded as an item of stockholders' deficit for the face amount of $3,250,000.

Series D Debenture

      During the process of reconciling our shareholder records relating to our issued and outstanding shares of common stock with the records of our transfer agent in connection with the preparation of our 2003 Annual Report, it came to our attention that shares of our Class A common stock had been inadvertently transferred to Breckenridge in excess of the shares Breckenridge was entitled to receive. We believe this inadvertent transfer occurred as a result of an unauthorized release of the Collateral Shares by the escrow agent that were being held in escrow. We did not have any knowledge of such release until after the inadvertently released shares had been publicly resold Breckenridge. Additionally, it appears that the Additional Shares were inadvertently issued twice to Breckenridge, who sold both issuances of the Additional Shares. Although two registration statements had been filed to register the resales of shares by Breckenridge in connection with the Series D Debentures and were effective at the time Breckenridge received the shares, the number of shares actually resold by Breckenridge may have exceeded the number of shares allotted to Breckenridge in the effective registration statements. In light of what appears to be an inadvertent receipt by Breckenridge of excess shares of common stock, we have attempted to negotiate a settlement of this matter with the Debenture holder. However, we were unable to reach a settlement. Accordingly, on May 3, 2004, we filed a lawsuit against the Debenture holder, alleging the inadvertent transfer to and improper sale of the Collateral Shares and the duplicate issuance of the Additional Shares by Breckenridge. The complaint seeks (i) a declaratory judgment that we may set off the fair value of the Collateral Shares and the duplicate issuance of the Additional Shares against the value we owe to Breckenridge in connection with the Series I Preferred Stock transaction; (ii) judgment against Breckenridge for the fair value of the Collateral Shares and the duplicate issuance of the Additional Shares, and (iii) punitive damages from Breckenridge for improper conversion of the Collateral Shares and the duplicate issuance of the Additional Shares.

Management's discussion and analysis of financial condition and results of operations


      The following discussion of the results of operations and




 financial condition should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.



Overview


      Since inception, we have devoted substantially all of our resources to research, development and acquisition of software technologies that enable intuitive human interaction with computers, consumer electronics, and other intelligent devices. Through December 31, 2003, we have incurred significant cumulative losses, and losses are expected to continue until the effects of recent marketing and sales efforts begin to take effect, if ever. We continue to emphasize delivery and sales of our applications and solutions ("Products") while achieving technology upgrades to maintain our perceived competitive advantages.

      In our current marketing efforts, we seek to form relationships with third parties who can incorporate our speech-enabling Products into new or existing products. Such relationships may be structured in any of a variety of ways including traditional technology licenses, collaboration or joint marketing agreements, co-development relationships through joint ventures or otherwise, and strategic alliances. The third parties with whom we presently have such relationships and with which we may have similar relationships in the future include developers of application software, operating systems, computers, microprocessor chips, consumer electronics, automobiles, telephony, and other products. We are currently in negotiation with customers and potential customers to enter into additional third-party licensing, collaboration, co-marketing, and distribution arrangements.

      Our revenues decreased from $3,065,000 for the year ended December 31, 2002 to $2,384,000 for the year ended December 31, 2003. We incurred negative cash flows from operating activities of $9,243,000 during the year ended December 31, 2003. Sales and licensing of Products have not been sufficient to finance ongoing operations . As of December 31, 2003, we had negative working capital of $13,188,000, an accumulated deficit of $207,550,000, accrued employee wages of $6,964,000 and trade payables of $2,650,000. Our revenues increased from $590,000 for the three months ended March 31, 2003, to $1,925,000 for the three months ended March 31, 2004, primarily due to contributions from our recent acquisition of LecStar. However, we incurred negative cash flows from operating activities of $5,478,000 during the three months ended March 31, 2004. Sales and licensing of Products have not been sufficient to finance ongoing operations. As of March 31, 2004, we had negative working capital of $11,364,000, an accumulated deficit of $212,878,000, accrued employee wages of $4,723,000, accrued liabilities of $6,053,000, and accounts payable of $5,365,000. Our continued existence is dependent upon several factors, including our success in (1) increasing Product license, royalty, sales, and services revenues, (2) raising sufficient additional equity and debt funding through the use of the fifth equity line or other facilities, and (3) minimizing and reducing operating costs. Until sufficient revenues are generated from operating activities, we expect to continue to fund our operations through the sale of our equity securities, primarily in connection with the fifth equity line.

      In 2003, we experienced slower development of markets for speech applications than had been anticipated due to several factors. First, the limited resources with which we operated hampered our ability to aggressively support marketing and sales as originally anticipated. Additionally, time and resources required to develop certain Products were greater than originally anticipated, and, with limited resources available, we have not been able to expedite such development.

The occurrence of these conditions has caused us to (I) reduce our emphasis on consumer applications because of the significant resources required to develop retail markets, (ii) reduce our development and marketing efforts in the computer telephony and server-based markets, and (iii) increase our emphasis and focus on mobile and wireless applications, automotive speech interface solutions and assistive markets, where management believes we enjoy the greatest technological and market advantage.


      We assess unamortized capitalized computer software costs for possible write down based on net realizable value of each related product. Net realizable value is determined based on the estimated future gross revenues from a product reduced by the estimated future cost of completing and disposing of the product, including the cost of performing maintenance and customer support.


      In order to assess future gross revenues, we have evaluated the life cycle of our Products and the periods in which we will receive revenues from them. Widespread deployment of speech applications, solutions and interface products is growing, especially for the Products we develop and market. However, certain speech Products, specifically those which are useful in the telecommunications segment, have been severely impacted by declining market conditions over the past 18 to 24 months. Nevertheless, speech applications and interface solutions useful in devices such as smart-phones, PDAs, cell phones, assistive devices for the sight-impaired, and other mobile and wireless devices are beginning to enjoy user acceptance and increased market demand. Our experience has indicated that original equipment manufacturers ("OEMs"), value added resellers ("VARs"), software developers and other users typically integrate a new application or interface product such as speech initially into only one or two products. Then, as market and user acceptance of the technology increases, as applications are proven reliable, and as cost of production and delivery decreases on a per-unit basis, the applications typically are expanded into broader product lines. As a result, initial sales volumes in early OEM integration periods are expected to be low, but will grow at a substantial pace in subsequent periods as (I) OEM customers expand product offerings and (ii) the customers of OEMs commit to and release speech applications in their products. We expect growth to continue for four to six years, but expect the rate of growth to slow as the market matures toward the end of that period.


Significant Accounting Policies

           The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Significant accounting policies and areas where substantial judgements are made by management include:

      Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Valuation of Long-lived Assets - The carrying values of our long-lived intangible assets are reviewed for impairment on a quarterly basis or otherwise whenever events or changes in circumstances indicate that they may not be recoverable.

      We assess unamortized capitalized software costs for possible write down based on net realizable value of each related product. Net realizable value is determined based on the estimated future gross revenues from a product reduced by the estimated future cost of completing and disposing of the product, including the cost of performing maintenance and customer support. The amount by which the unamortized capitalized costs of a software product exceed the net realizable value of that asset is written off.


      The speech software technology was tested for impairment in December 2001 and December 2002. Due to the down-turn in the software industry and the U.S. economy, operating losses and cash used in operating activities during the fourth quarter of 2001 were greater than anticipated. Based on that trend, management revised estimated net future cash flows from the speech technology, which resulted in recognition of an impairment loss of $5,832,000 during the fourth quarter of 2001. The impairment loss was charged to cost of revenues. During 2003, we modified our estimate of future cash flows to be provided by our intangible assets and determined that the carrying amount of the speech software technology was in excess of future cash flows provided by the speech software technology. Accordingly, we recorded a charge of $822,000 during the year ended December 31, 2003 to fully impair the carrying value of the speech software technology. The loss was charged to cost of revenues

      .

      With respect to our other long-lived assets, we project undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections indicate that the carrying value of the long-lived asset will not be recovered, the carrying value of long-lived assets is reduced by the estimated excess of the carrying value over the projected discounted cash flows. We recorded a charge of $302,000 during the year ended December 31, 2003, to fully impair the carrying value of our intangible assets.

      Revenue Recognition - We recognize revenues in accordance with the provisions of Statement of Position No. 97-2, "Software Revenue Recognition" and related interpretations. We generate revenues from licensing the rights to its software products to end users and from royalties. We also generate service revenues from the sale of consulting and development services.

      Revenues of all types are recognized when acceptance of functionality, rights of return, and price protection are confirmed or can be reasonably estimated, as appropriate. Revenues from development and consulting services are recognized on a completed-contract basis when the services are completed and accepted by the customer. The completed-contract method is used because our contracts are either short-term in duration or we are unable to make reasonably dependable estimates of the costs of the contracts. Revenue for hardware units delivered is recognized when delivery is verified and collection assured.


      Revenue for products distributed through wholesale and retail channels and through resellers is recognized upon verification of final sell-through to end users, after consideration of rights of return and price protection. Typically, the right of return on such products has expired when the end user purchases the product from the retail outlet. Once the end user opens the package, it is not returnable unless the medium is defective.

      When arrangements to license software products do not require significant production, modification or customization of software, revenue from licenses and royalties are recognized when persuasive evidence of a licensing arrangement exists, delivery of the software has occurred, the fee is fixed or determinable, and collectibility is probable. Post-contract obligations, if any, generally consist of one year of support including such services as customer calls, bug fixes, and upgrades. Related revenue is recognized over the period covered by the agreement. Revenues from maintenance and support contracts are also recognized over the term of the related contracts.

      Revenues applicable to multiple-element fee arrangements are bifurcated among the elements such as license agreements and support and upgrade obligations using vendor-specific objective evidence of fair value. Such evidence consists primarily of pricing of multiple elements as if sold as separate products or arrangements. These elements vary based upon factors such as the type of license, volume of units licensed, and other related factors.

      Deferred revenue as of March 31, 2004, and December 31, 2003, consisted of the following:



   Description                  Criteria for Recognition                  March 31, 2004                 December 31, 2003
------------------------------  ----------------------------------------  -------------------------  ---------------------------
   Deferred unit royalties and  Delivery of units to end users or
   license fees                 expiration of contract                    $                432,000   $                 535,000

   Telecom services             Service provided for customer                              597,000                          --

                                Expiration of period covered by support
   Deferred customer support    agreement                                                   63,000                       5,000

   Total deferred revenue                                                 $                          $                 540,000

           Cost of revenues - Cost of revenues from license, royalties, and maintenance consists of costs to distribute the product , installation and support personnel compensation, amortization and impairment of capitalized speech software costs, licensed technology, and other related costs. Cost of service revenues consists of personnel compensation and other related costs.

      Software technology development and production costs - All costs incurred to establish the technological feasibility of speech software technology to be sold, leased, or otherwise marketed are charged to product development and research expense. Technological feasibility is established when a product design and a working model of the software product have been completed and confirmed by testing. Costs to produce or purchase software technology incurred subsequent to establishing technological feasibility are capitalized. Capitalization of software costs ceases when the product is available for general release to customers. Costs to perform consulting services or development of applications are charged to cost of revenues in the period in which the corresponding revenues are recognized. Cost of maintenance and customer support are charged to expense when related revenue is recognized or when these costs are incurred, whichever occurs first.


      Capitalized software technology costs are amortized on a product-by-product basis. Amortization is recognized from the date the product is available for general release to customers as the greater of (a) the ratio that current gross revenue for a product bears to total current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the products. Amortization is charged to cost of revenues.


      We assess unamortized capitalized software costs for possible write down on a quarterly basis based on net realizable value of each related product. Net realizable value is determined based on the estimated future gross revenues from a product reduced by the estimated future cost of completing and disposing of the product, including the cost of performing maintenance and customer support. The amount by which the unamortized capitalized costs of a software product exceed the net realizable value of that asset is written off.

      Stock-based Compensation Plans - We account for our stock-based compensation issued to employees and directors under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB Opinion No. 25, compensation related to stock options, if any, is recorded if an option's exercise price on the measurement date is below the fair value of our common stock, and amortized to expense over the vesting period. Compensation expense for stock awards or purchases, if any, is recognized if the award or purchase price on the measurement date is below the fair value of our common stock, and is recognized on the date of award or purchase. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation,"and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," require pro forma information regarding net loss and net loss per common share as if we had accounted for our stock options granted under the fair value method. This pro forma disclosure is presented in Note 1 of the consolidated financial statements.

      We account for stock-based compensation issued to non-employees using the fair value method in accordance with SFAS No. 123 and related interpretations. Under SFAS No. 123, stock-based compensation is determined as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for these issuances is the earlier of the date at which a commitment for performance by the recipient to earn the equity instruments is reached or the date at which the recipient's performance is complete. We have adopted the disclosure requirements of SFAS No. 148 in the accompanying financial statements.

      Imputed Interest Expense and Income - Interest is imputed on long-term debt obligations and notes receivable where management has determined that the contractual interest rates are below the market rate for instruments with similar risk characteristics.

      Recently Enacted Accounting Standards

      - In January 2003, the FASB issued Interpretation No. 46 ("FIN 46."), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest 45 entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity in which either (1) the equity investors do not have a controlling financial interest, or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a VIEs that it acquired before February 1 , 2003.


      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on our consolidated financial position, results of operations or cash flows.

      Reclassifications and restatements - Certain reclassifications have been made in the prior years' consolidated financial statements to conform with the current year presentation.

Results of Operations


Fiscal Year 2003 Compared to 2002

      During 2003, we recorded revenues of $2,384,000, a decrease of $681,000 from $3,065,000 in 2002. The decrease was due primarily to an overall decrease in the number of non-recurring engineering contracts during 2003 of $479,000, a decrease in DecTalk hardware sales of $319,000 and a decrease in DecTalk royalties of $188,000 partially offset by increased revenues from the Company's Korean subsidiary of $199,000, increased licensing revenues of $96,000 and increased support revenues of $54,000.

      Cost of revenues was $1,029,000 in 2003, an increase of $372,000 from $657,000 in 2002. This increase is due primarily to the impairment loss recognized of $822,000 partially offset by decreases in cost of hardware sales of $188,000 due to the discontinuance of the DecTalk hardware line and decreases in costs associated with NRE projects of $189,000 due to the overall decrease in NRE contracts.

      Selling, general and administrative expenses were $7,004,000 in 2003, a decrease of $4,925,000 from $11,929,000 in 2002. The decrease was primarily due to decreased wage and wage related expenses of $2,792,000 due to the overall decrease in headcount from 2002 to 2003, losses recognized in conjunction with the Unveil Technologies note receivable impairment of $1,114,000 recognized in 2002, decreased legal and accounting fees of $253,000 and decreased advertising of $179,000.

      We incurred research and product development expenses of $5,141,000 during 2003, a decrease of $3,052,000 from $8,193,000 for 2002. This decease was due to an overall decrease in wage and wage related expenses of $2,398,000 due to the overall decrease in R&D personnel during 2003, decreased expenditures on outside consultants of $474,000, decreased other operating expenses of $99,000 and decreased travel expenses of $68,000 during the year ended December 31, 2003.

      Net interest and other expense was $2,091,000 for 2003, an overall increase of $1,509,000 from $582,000 for 2002. This increase is due primarily to interest expense recognized in association with our Series D Debentures during 2003, the recognition of losses associated with the disposition of fixed assets of $179,000 partially offset by the gain recognized on the disposition of our investment in Audium of $53,000.

Three months ended March 31,  2004,  compared  with three months ended March 31,
2003

      During the three months ended March 31, 2004, we recorded revenues of $1,925,000, an increase of $1,335,000 over the same period in the previous year. The increase was primarily due to the acquisition of LecStar accounting for $1,447,000, partially offset by decreased non-recurring engineering ("NRE") revenues of $87,000 and a decrease in DECtalk royalties of $40,000.

      Cost of revenues was $792,000 for the three months ended March 31, 2004, an increase of $712,000 from $80,000 over the same period in the previous year. The increase is primarily due to the acquisition of LecStar contributing $775,000 to the increase. These costs represent expenses associated with providing LecStar's services through the leasing of network components from Bellsouth and long distance services purchased from inter-exchange carriers. This increase was partially offset by decreased expenses related to NRE projects due to the overall decrease in NRE contracts during the quarter.

      Selling, general and administrative expenses were $2,924,000 for the three months ended March 31, 2004, representing an increase of $673,000 over the same period in the previous year. The increase is due to increased depreciation expense and increased amortization expense related to intangible assets acquired in the LecStar acquisition of $601,000, increased legal and accounting fees of $219,000 also primarily related to the LecStar acquisition, and increased travel related expenses of $25,000, partially offset by decreased salary and wage related costs of $146,000, decreased taxes and license fees of $65,000, decreased investor relations related expenses of $51,000, decreased occupancy related costs of $21,000 and decreased promotion and advertising expenses of $21,000.

      We incurred research and product development expenses of $799,000 for the three months ended March 31, 2004, a decrease of $876,000 over the same period in the previous year. The decrease is primarily due to an overall decrease in salaries and wage related expenses of $770,000, decreased occupancy related costs of $51,000, decreased consulting expenses of $43,000 due to a decrease in the utilization of external consultants and decreased depreciation of $30,000 due to the overall decrease in fixed assets.

     Net interest and other income was $248,000 for the three months ended March 31, 2004, compared to net interest and other expense of $854,000 from the same period in the previous year. The overall change is due to the retirement of the Series D Debentures during the fourth quarter of 2003, partially offset by increased interest expense related to debt acquired in connection with the LecStar acquisition.


Fiscal Year 2002 Compared to 2001


      During 2002, we recorded revenues of $3,065,000, an increase of $2,484,000 from $581,000 in 2001. The increase in 2002 was due primarily to revenues generated from the acquisition of the DecTalk assets from Force Computers, Inc. and the overall increase in non-recurring engineering contracts during 2002.

      Cost of revenues was $657,000 in 2002, a decrease of $9,242,000 from $9,899,000 in 2001. This decrease was due to the impairment losses that were recognized on handwriting recognition in the amount of $2,056,000, and certain speech related technologies in the amount of $5,832,000 during 2001. The remaining difference was a net increase of $368,000 related primarily to DecTalk sales recognized in 2002.

      Selling, general and administrative expenses were $11,929,000 for 2002 and $11,646,000 for 2001, an increase of $283,000. The increase was primarily due to an increase in compensation expense due to personnel added for sales and marketing of $333,000, increased consulting costs of $226,000, and increases in other operating expenses of $1,716,000, primarily due to the impairment losses recognized in conjunction with the Unveil Technologies note receivable. These increases were partially offset by a decrease in legal expenses of $393,000, decreased travel expenses of $394,000, and decreased other general and administrative expenses of $68,000.

      We incurred research and product development expenses of $8,193,000 during 2002 and $8,123,000 during 2001, an increase of $70,000. The overall increase was due to increased consulting costs of $182,000, increased software license fees of $114,000, increased travel and occupancy related costs of $54,000, partially offset by reduced compensation related costs of $441,000.

      Net other expense was $582,000 for 2002, an increase of $408,000 from 2001. The overall increase is due to interest expense associated with the additional debt we incurred during 2002.

Selected Quarterly Operations Data


      The following tables set forth selected unaudited statement of operations data for each of the quarters in the years ended December 31, 2003 and 2002, and the first quarter of 2004. This data has been derived from our unaudited financial statements that have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in connection with the financial statements and the related notes. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Conclusions about our future results for any period should not be drawn from the selected unaudited statement of operations data, either for any particular quarter or taken as a whole.






                                                                  For the Quarter Ended
                                        -------------------------------------------------------------------------- ----------------
                                            March 31,           June 30,         September 30,     December 31,       March 31,
                                               2003               2003               2003              2003             2004
                                        ------------------- ------------------ ------------------ ---------------- ----------------
                                                                       (Unaudited)
                                        -------------------------------------------------------------------------- ----------------
Net sales                               $         590,000   $        632,000   $       457,000    $     705,000    $    1,925,000
Loss before equity in net loss of
affiliate                                      (4,158,000)        (3,510,000)        (2,868,000)      (2,647,000)      (2,342,000)
Net loss                                       (4,270,000)        (3,587,000)        (2,818,000)      (2,868,000)      (2,342,000)
Basic and diluted loss per common share             (0.30)             (0.19)             (0.11)           (0.06)           (0.08)



                                                                              For the Quarter Ended
                                                  ------------------------------------------------------------------------------
                                                       March 31,           June 30,        September 30,       December 31,
                                                         2002                2002               2002               2002
                                                  -------------------- ------------------ ----------------- --------------------
                                                                                   (Unaudited)
                                                  ------------------------------------------------------------------------------
 Net sales                                        $          299,000   $        680,000   $      834,000    $       1,252,000
 Loss before equity in net loss of affiliate
 and  extraordinary item                                  (5,131,000)        (5,449,000)       (6,025,000)          (2,836,000)
 Net loss                                                 (5,245,000)        (5,538,000)       (6,155,000)          (2,960,000)
 Basic and diluted loss per common share                       (0.54)             (0.47)            (0.51)               (0.21)


Liquidity and Capital Resources

      We must raise additional funds to be able to satisfy our cash requirements during the next 12 months. Product development, corporate operations, and marketing expenses will continue to require additional capital. Because we presently have only limited revenue from operations, we intend to continue to rely primarily on financing through the sale of our equity and debt securities to satisfy future capital requirements until such time as we are able to enter into additional third-party licensing, collaboration, or co-marketing arrangements such that we will be able to finance ongoing operations from license, royalty, and sales revenue. There can be no assurance that we will be able to enter into such agreements. Furthermore, the issuance of equity or debt securities which are or may become convertible into equity securities of Fonix in connection with such financing could result in substantial additional dilution to the stockholders Fonix.

      Our cash resources, limited to collections from customers, draws on the fifth equity line, proceeds from the issuance of Series I Preferred Stock, and loan proceeds, are only sufficient to cover current operating expenses and payments of current liabilities. We have entered into certain term payment plans with current and former employees and vendors. As a result of cash flow deficiencies, payments to former employees and vendors not on a payment plan have been delayed. We have significantly reduced our workforce during 2002 and 2003. At March 31, 2004, unpaid compensation payable to current and former employees amounted to approxumately $4,723,000, and vendor accounts payable amounted to approximately $5,365,000. We have not been declared in default under the terms of any material agreements.

      Several former employees filed suits against Fonix to collect past due wages or filed complaints with the State of Utah Labor Commission asserting past due wage claims. We have settled several of these suits and are negotiating to settle the remaining suits on terms similar to those offered to current employees who are also owed past due wages.

      We had $2,384,000 in revenue and a comprehensive loss of $13,545,000 for the year ended December 31, 2003. Net cash used in operating activities of $9,243,000 for the year ended December 31, 2003, resulted principally from the net loss incurred of $13,543,000, decreased accrued liabilities of $474,000, decreased accounts payable of $320,000 and decreased deferred revenues of $314,000 offset by non-cash interest expense and accretion of discount related to Series D debentures of $1,508,000, non-cash expenses pertaining to the impairment loss on the intangible assets of $1,126,000, increase in accrued payroll of $1,698,000, depreciation and amortization of $389,000, equity in net loss of affiliate of $193,000, loss on fixed asset disposals of $179,000 and changes in current assets of $177,000. Net cash provided by investing activities of $394,000 for the year ended December 31, 2003, consisted of proceeds from the convertible note receivable of $403,000 and the purchase of equipment of $9,000. Net cash provided by financing activities of $8,875,000 consisting primarily of the receipt of $9,686,000 in cash related to the sale of shares of Class A common stock and the receipt of $240,000 in cash as an advance on the issuance of the Series I Preferred Stock, partially offset by payments on Series D Debentures of $650,000 and payments on notes payable of $401,000.

      We had $1,925,000 in revenue and a comprehensive loss of $2,355,000 for the three months ended March 31, 2004. Net cash used in operating activities of $5,478,000 for the three months ended March 31, 2004, resulted principally from the net loss incurred of $2,342,000, decreased accrued payroll and compensation expenses of $2,241,000, decreased accounts payable of $1,233,000, forgiveness of accrued liabilities of $481,000, decreased prepaid expenses of $261,000, and decreased deferred revenues of $67,000, partially offset by amortization of intangibles related to the acquisition of LecStar of $593,000, reductions in accounts receivable of $150,000, accretion of the discount on notes payable of $66,000, increases in other accrued liabilities of $308,000, and depreciation expense of $33,000. Net cash used in investing activities of $84,000 for the three months ended March 31, 2004, consisted of payments to the escrow account related to the Series I preferred stock of $113,000 and purchases of equipment of $18,000 partially offset by cash received in connection with the acquisition of LecStar of $47,000. Net cash provided by financing activities of$8,443,000 consisting primarily of the receipt of $5,624,000 in cash related to the sale of shares of Class A common stock and the receipt of $3,010,000 in cash related to the issuance of the Series I Preferred Stock, partially offset by dividend payments on the Series H Preferred Stock of $100,000 and payments on notes payable of $91,000.

      We had negative working capital of $13,188,000 at December 31, 2003, compared to negative working capital of $14,428,000 at December 31, 2002. Current assets decreased by $349,000 to $342,000 from December 31, 2002 to December 31, 2003. Current liabilities decreased by $1,589,000 to $13,530,000 during the same period. The change in working capital from December 31, 2002, to December 31, 2003, reflects, in part, the release under the note payable to affiliate, the payment of the debentures and note payable, collection of the convertible note receivable, an overall increase in accrued payroll, accounts payable, accrued liabilities and notes payable due primarily to our inability to raise capital while the registration statement for the third equity line was under review by the Securities and Exchange Commission. Total assets were $3,173,000 at December 31, 2003, compared to $6,523,000 at December 31, 2002.

      We had negative working capital of $11,364,000 at March 31, 2004, compared to negative working capital of $13,188,000 at December 31, 2003. Current assets increased by $6,514,000 to $6,856,000 from December 31, 2003, to March 31, 2004.
Current liabilities increased by $4,690,000 to $18,220,000 during the same period. The change in working capital from December 31, 2003, to March 31, 2004, reflects, in part, the receipt of the proceeds from the issuance of the Series I Preferred Stock and the receipt of proceeds from puts under the equity line partially offset by increases in accounts payable, accrued liabilities, and deferred revenues. Total assets were $29,691,000 at March 31, 2004, compared to $3,173,000 at December 31, 2003.

Convertible Notes Receivable

      On December 1, 2001, Fonix, as lender, established a revolving line of credit and convertible promissory note with Unveil Technologies, Inc. ("Unveil"), that permitted Unveil to draw up to $2,000,000 for operations and other purposes. Unveil is a developer of natural language understanding solutions for customer resource management ("CRM") applications. We desired to obtain a license to Unveil's applications when completed, and we made the loan to Unveil to facilitate and expedite the development and commercialization of Unveil's voice-enabled CRM software.

      During the year ended December 31, 2002, Unveil drew $880,000 on the line of credit, bringing total draws on the line of credit to $1,450,000 as of December 31, 2002. Due to limited resources available to us, only minimal requests for funding by Unveil under the line of credit have been met. This limitation in funding has resulted in a deterioration of Unveil's financial condition and has caused Unveil to slow its development process. Accordingly, due to Unveil's financial condition, we recorded an impairment loss as of December 31, 2002 in the amount of $1,524,000, consisting of the outstanding balance on the line of credit plus accrued interest thereon as of that date.

      During the first quarter of 2003, we entered into an agreement to terminate the revolving line of credit and convertible promissory note with Unveil. In full payment of the balance of $1,450,000 due under the note, we received a payment of $410,000 and 1,863,636 shares of Unveil's Series A Preferred Stock. Accordingly, we adjusted the estimated impairment, recorded in the third quarter, such that the carrying amount of the note receivable was equal to the amount subsequently received in January 2003. We did not place a value on the Preferred Stock due to Unveil's overall financial condition.

Investment In Audium Corporation

      In February 2001, we entered into a collaboration agreement with Audium Corporation ("Audium") to provide an integrated platform for generating Voice XML solutions for Internet and telephony systems. Audium is a mobile application service provider that builds and operates mobile applications that allow access to Internet information and to complete online transactions using any telephone. The collaboration included integration of our technologies with Audium's mobile applications development capability.

      Note Receivable - In connection with the collaboration agreement with Audium, in February and May 2001, we advanced an aggregate of $400,000 to Audium as a bridge loan (the "Audium Note"). The loan bears interest at a rate of 5 percent per year, has a term of four years and is convertible into shares of Audium Series A Convertible Preferred Stock ("Audium Preferred Stock"). The Audium Note is convertible into shares of Audium Preferred Stock at a price of $1.46 per share in the event of (I) Audium's raising an additional $2,000,000 prior to October 6, 2002, (ii) Audium's merger or consolidation, (iii) a qualified public offering of Audium's common stock, (iv) an event of default under a note payable from Fonix (see Fonix Note below), or (v) Audium's aggregate gross revenues for the months of January through June 2003 exceeding $1,000,000. The Audium Note is secured by Audium's intellectual property. Further, at the closing, Audium granted to Fonix a fully paid, worldwide, non-exclusive license to Audium's software to make, manufacture, and use the software and any derivative works if Audium declares bankruptcy or ceases to do business.

      Management determined that a 12 percent annual interest rate better reflects the risk characteristics of the Audium Note. Accordingly, interest was imputed at 12 percent and the Audium Note was recorded at its original present value of $303,000. For the years ended December 31, 2003, 2002 and 2001, we recorded interest income of $44,000, $40,000 and $30,000, respectively, including contractual and imputed interest.

      Investment in Affiliate - In April 2001, we closed a stock purchase agreement with Audium, wherein we agreed to purchase up to $2,800,000 of Audium Preferred Stock at a price of $1.46 per share. At closing, we paid $200,000 in cash and gave Audium a non-interest bearing note (the "Fonix Note") for the remaining $2,600,000. Interest on the Fonix Note was imputed at 12 percent resulting in a present value of $2,370,000. The resulting purchase price of the Audium Preferred Stock was $2,570,000.

      Each share of Audium Preferred Stock is convertible into one share of Audium's common stock. Holders of Audium Preferred Stock are entitled to eight percent cumulative dividends, a liquidation preference in excess of the original purchase price plus any declared but unpaid dividends, anti-dilution rights, and voting rights equal to the corresponding number of common shares into which it is convertible. The stock purchase agreement also entitles Fonix to elect one member of Audium's board of directors. Audium also granted Fonix certain registration rights after the closing of a public offering by Audium.

      At closing, Audium issued 14 Audium Preferred Stock certificates to Fonix, each certificate for 136,986 shares, and delivered one certificate in exchange for the initial payment of $200,000. The remaining certificates are held by Audium as collateral for the Fonix Note under the terms of a security agreement. For each payment of $200,000 or multiple payments that aggregate $200,000, Audium will release to us one certificate for 136,986 shares of Audium Preferred Stock.

      The difference between the total purchase price of the Audium Preferred Stock and our portion of Audium's net stockholders' deficit at the time of the purchase was $2,701,000, which was allocated to capitalized software technology. The excess purchase price allocated to the capitalized software technology was amortized on a straight-line basis over a period of eight years through December 31, 2010. After the impairment in the investment in Audium discussed below, the remaining excess purchase price was $1,008,000 and is being amortized over the remaining portion of the eight year period.

      The investment in Audium did not provide us with rights to any technology developed by Audium. Also, we did not own an interest sufficient to control Audium, if we were to convert the Audium Note to Audium Preferred Stock. As a result, management determined that it is appropriate to account for the investment, which represents 26.7 percent of Audium's voting stock, under the equity method and not as a research and development arrangement.

      Audium has incurred losses since we acquired the Audium Preferred Stock and as such, Audium did not have the ability to declare or pay preferred dividends on the Preferred Stock. We recognized losses for the years ended December 31, 2003 and 2002 and the period from April 11, 2001 through December 31, 2001 as follows:


                                                                                                               Period From
                                                                 Year Ended            Year Ended            April 11, 2001
                                                                December 31,          December 31,               Through
                                                                    2003                  2002                December 31,
                                                                                                                  2001
                                                            --------------------- ---------------------  -----------------------
Fonix share of Audium net loss                              $            193,000  $             290,000  $                98,000

Amortization of difference between
purchase price of Audium Preferred
Stock and Fonix's share of Audium's
net stockholders' deficit                                                 167,000               167,000                  275,000

Total equity in loss of affiliate                           $             360,000 $             457,000  $               373,000



      A summary of the results of Audium's operations for the years ended December 31, 2003, 2002 and 2001, and net assets as of December 31, 2003, 2002 and 2001 are as follows:



                                                      2003                      2002                      2001
                                            ------------------------  --------------------------- -----------------------
     Net sales                               $              637,000   $                  475,000  $             467,000
     Loss from operations                                (1,244,000)                  (1,129,000)              (821,000)

     Non-operating income                                   524,000                            -                      -
     Net loss                                              (720,000)                  (1,084,000)              (862,000)
     Current assets                                         241,000                    1,501,000                539,000
     Total assets                                         1,163,000                    2,817,000              1,459,000
     Current liabilities                                  1,569,000                    1,664,000                626,000
     Total liabilities                                    1,619,000                    2,064,000              1,048,000
     Net assets                              $             (456,000)  $                  752,000  $             411,000

      The fair value of this investment was determined based on Audium's estimated future net cash flows considering the status of Audium's product development. We evaluated this investment for impairment annually and more frequently when indications of decline in value existed. An impairment loss that is other than temporary is recognized during the period it is determined to have existed. An impairment is determined to be other-than-temporary if estimated future net cash flows are less than the carrying value of the investment. If projections indicate that the carrying value of the investment will not be recoverable, the carrying value is reduced by the estimated excess of the carrying value over the estimated discounted cash flows.


      At December 31,




      2001, we assessed the realizability of the investment in Audium, and we wrote down the investment by $823,000. The write- down was a result of a decrease in the estimated cash flows expected to be realized from the investment due to overall decline in the economy and the potential impact on related markets for Audium's products.

Note Payable to Affiliate - The Fonix Note is payable in 13 monthly installments of $200,000 beginning on June 1, 2001, and bears no interest unless an event of default occurs, in which case it will bear interest at 12 percent per year . No events of default have occurred to date. The Fonix Note is secured by shares of Audium Preferred Stock as described above.


      Management determined that a 12 percent annual interest rate reflects the risk characteristics of the Fonix Note. Accordingly, interest has been imputed at 12 percent, and we recorded a present value of $2,370,000 for the note payable. For the years ended December 31, 2002 and 2001, we recorded interest expense of $95,000 and $164,000, respectively, related to this note. Through December 31, 2003, payments amounting to $1,800,000 had been made under the Fonix note.


Sale of Investment in Audium - On December 31, 2003, we entered into an agreement with Audium with respect to the Audium Note, the Fonix Note, and the Audium Preferred Stock. Under the agreement, we agreed that the balance owing under the Audium Note would be offset against the balance owing under the Fonix Note, and accordingly, the Audium Note was deemed to be paid in full. We further agreed to transfer to Audium all of our right, title, and interest in the Audium Preferred Stock in exchange for (a) return of the Fonix Note marked "paid in full"; and (b) the right for Fonix and its affiliates to receive up to $1,800,000 in credit to be applied, during a four year period, at the sole discretion of Fonix as to the timing and order of application, against license, maintenance and support fees, charges for professional services and other amounts due Audium in connection with any existing or future developers, run-time or other licenses, and professional services agreements arising in connection therewith, granted by Audium to Fonix. On March 30, 2004, Fonix and Audium entered into a Software License Option Agreement whereby Audium granted

      Fonix the rights and interests described above. As the $1,800,000 prepaid credit represents the amount of the investment the Company has made into Audium, that investment was reduced due to recognition of Fonix's portion of

      Audium's loss under the equity method of accounting for investments and through impairment charges during 2002. Accordingly, the Company did not value the prepaid credit at December 31, 2003




.. The Company intends to utilize the software option agreement by offsetting the cost of development and runtime licenses against the prepaid credit.


Promissory Note


      On December 14, 2001, we entered into an Asset Purchase Agreement with Force Computers, Inc. As part of the purchase price, Fonix issued a non-interest bearing promissory note in the amount of $1,280,000. Management determined that a seven percent annual interest rate reflects the risk characteristics of the this promissory note. Accordingly, interest has been imputed at seven percent, and we recorded a discount of $40,000 for the note payable. From the purchase date through December 31, 2001, we recorded interest expense of $4,000 related to this promissory note and $36,000 for the year ended December 31, 2002.

      As collateral for the promissory note, 175,000 shares of our Class A common stock were placed into escrow. Under the terms of the escrow, the shares were not to be released to Force unless we were delinquent or late with respect to any payment under the note. Also, under the terms of the Asset Purchase Agreement, we were required to deposit all receipts from customers acquired in this transaction into a joint depository account. We had the right to withdraw such funds; however, in the event of default on any payments to Force under the terms of the promissory note, Force had the right to withdraw funds from the depository account until the deficiency in payment was covered, at which time, Fonix could again have use of the funds. Through December 31, 2002, payments required under the note were made, except the final payment of $250,000, which remained outstanding at December 31, 2002. The remaining balance was paid during 2003.


Notes Payable - Related Parties

      Two of our executive officers (the "Lenders") sold shares of Class A common stock owned by them and advanced the resulting proceeds amounting to $333,000 to Fonix under the terms of a revolving line of credit and related promissory note. The funds were advanced for use in Company operations. The advances bear interest at 10 percent per annum, payable on a semi-annual basis. The entire principal, along with unpaid accrued interest and any other unpaid charges or related fees, was originally due and payable on June 10, 2003. The Company and the lenders agreed to postpone the maturity date of the promissory note to December 31, 2003. The Company and the lenders further agreed to extend the maturity date of the promissory note to June 30, 2004. After December 11, 2002, all or part of the outstanding balance and unpaid interest may be converted at the option of the Lenders into shares of Class A common stock. The conversion price is the average closing bid price of the shares at the time of the advances. If converted, the conversion amount is divided by the conversion price to determine the number of shares to be issued to the Lenders. To the extent the market price of our Class A common stock is below the conversion price at the time of conversion, the Lenders are entitled to receive additional shares equal to the gross dollar value received from the original sale of the shares. A beneficial conversion option of $15,000 was recorded as interest expense in connection with this transaction. The Lenders may also receive additional compensation as determined appropriate by the Board of Directors. The Lenders subsequently pledged 30,866 shares of Class A common stock to the Equity Line Investor in connection with an advance of $183,000 to us under the third equity line (see Note 12 to the consolidated financial statements for the year ended December 31, 2003, included with this prospectus). The Equity Line Investor subsequently sold the pledged shares and applied the proceeds in reduction of the advance. The value of the pledged shares of $82,000 was treated as an additional advance from the Lenders.


      During the fourth quarter of 2003


, we made a principal payment of $26,000 against the note, leaving a balance of $389,000 outstanding at December 31, 2003.

      The aggregate advances of $389,000 from the Lenders are secured by our intellectual property rights and other assets. As of December 31, 2003, the Lenders had deferred all interest payments due to date and had not converted any of the outstanding balance nor interest thereon into Class A common stock.

Notes Payable

      We had unsecured demand notes payable to former stockholders of an acquired entity in the aggregate amount of $78,000 outstanding as of December 31, 2003. We are attempting to negotiate a reduced payoff of these notes.

Series D Debentures


      On October 11, 2002, we issued $1,500,000 of Series D 12% Convertible Debentures (the "Debentures"), due April 9, 2003, and 194,444 shares of Class A common stock to Breckenridge Fund, LLC ("Breckenridge"), an unaffiliated third party, for $1,500,000 before offering costs of $118,000. The outstanding principal amount of the Debentures was convertible at any time at the option of the holder into shares of our common stock at a conversion price equal to the average of the two lowest closing bid prices of our Class A common stock for the twenty trading days immediately preceding the conversion date, multiplied by 90%.

      We determined that Breckenridge had received a beneficial conversion option on the date the Debentures were issued. The net proceeds of $1,382,000, were allocated to the Debentures and to the Class A common stock based upon their relative fair values and resulted in allocating $524,000 to the Debentures, $571,000 to the related beneficial conversion option, $373,000 to the 194,444 shares of Class A common stock, less $86,000 of deferred loan costs. The resulting $976,000 discount on the Debentures and the deferred loan costs were amortized over the term of the Debentures as interest expense.

      In connection with the issuance of the Debentures, we issued, as collateral to secure our performance under the Debenture, 2,083,333 shares of Class A common stock (the "Collateral Shares"), which were placed into an escrow pursuant to an escrow agreement. Under the escrow agreement, the Collateral Shares would not be released to Breckenridge unless we were delinquent with respect to payments under the Debenture.

      The Debentures were originally due April 9, 2003. However, Fonix and Breckenridge agreed in January 2003 to modify the terms of the Debentures requiring the following principal payments plus accrued interest: $400,000 in January 2003; $350,000 in February 2003; $250,000 in March 2003; $250,000 in
April 2003; and $250,000 in May 2003. Additionally, we agreed to release 237,584 of the Collateral Shares to Breckenridge as consideration (the "Released Shares") to Breckenridge for revising the terms of the purchase agreement. The additional shares were accounted for as an additional discount of $285,000. The value of the shares was amortized over the modified term as interest expense. We did not make the last three payments as scheduled, and Breckenridge asserted its rights under the Debentures for penalties. Breckenridge asserted a claim of $379,000 which we disputed. Both parties subsequently agreed to satisfy the claim in full through the issuance of 1,550,000 shares of our Class A common stock with a value of $225,000. We transferred the shares to Breckenridge on October 20, 2003, in full satisfaction of the claim and recorded the penalty as interest expense.

      In connection with the issuance of the Debentures, we entered into a registration rights agreement in which we agreed to register the resale of the shares underlying the Debentures, the Collateral Shares, and the Released Shares. We filed a registration statement on Form S-2, which became effective February 14, 2003. Additionally, we filed another registration statement on July 2, 2003, which was declared effective on July 7, 2003, which included shares issuable to Breckenridge in connection with the Debentures.

      We were obligated to file such post-effective amendments as necessary to keep the registration statements effective as required by the registration rights agreement.

      Through December 31, 2003, we had paid $650,000 of the outstanding principal, together with $54,000 in accrued interest. Additionally, through December 31, 2003, the holder of the Debentures converted the remaining $850,000 principal amount and $41,000 in interest into 7,359,089 shares of our Class A common stock.

      As part of the Debenture agreement, we were required to pay Breckenridge a placement fee in the amount of $350,000 payable in stock at the conclusion of the Debenture. We satisfied the obligation through the issuance of 2,000,000 shares of our Class A common stock valued at $358,000, or $0.179 per share and 377,717 shares of our Class A common stock valued at $59,000, or $0.157 per share. We recorded the expense as interest expense in the accompanying financial statements.

      During the process of reconciling our shareholder records relating to our issued and outstanding shares of common stock with the records of our transfer agent in connection with the preparation of our 2003 Annual Report, it came to our attention that shares of our Class A common stock had been inadvertently transferred to Breckenridge in excess of the shares Breckenridge was entitled to receive. We believe this inadvertent transfer occurred as a result of an unauthorized release of the Collateral Shares by the escrow agent that were being held in escrow. We did not have any knowledge of such release until after the inadvertently released shares had been publicly resold by Breckenridge. Additionally, it appears that the Additional Shares were inadvertently issued twice to Breckenridge, who sold both issuances of the Additional Shares. Although two registration statements had been filed to register the resales of shares by Breckenridge in connection with the Series D Debentures and were effective at the time Breckenridge received the shares, the number of shares actually resold by Breckenridge may have exceeded the number of shares allotted to Breckenridge in the effective registration statements. In light of what appears to be an inadvertent receipt by Breckenridge of excess shares of common stock, we have attempted to negotiate a settlement of this matter with the Debenture holder. However, we were unable to reach a settlement. Accordingly, on May 3, 2004, we filed a lawsuit against the Debenture holder, alleging the inadvertent transfer to and improper sale of the Collateral Shares and the duplicate issuance of the Additional Shares by Breckenridge. The complaint seeks (i) a declaratory judgment that we may set off the fair value of the Collateral Shares and the duplicate issuance of the Additional Shares against the value we owe to Breckenridge in connection with the Series I Preferred Stock transaction; (ii) judgment against Breckenridge for the fair value of the Collateral Shares and the duplicate issuance of the Additional Shares, and (iii) punitive damages from Breckenridge for improper conversion of the Collateral Shares and the duplicate issuance of the Additional Shares.

Equity Lines of Credit



      Convertible Promissory Note - In June 2000, we executed a convertible promissory note (the "2000 Note") with a private investor in the amount of $7,500,000, against which we were permitted to draw funds as needed for operating purposes. The 2000 Note bore interest at six percent annually, compounded monthly, and was due September 30, 2001. Principal drawn under the terms of the 2000 Note was designated as the "Initial Investment Amount" under the Private Equity Line Agreement described below. The investor had the right to convert, at its option, all or any portion of the outstanding principal and interest into shares of Class A common stock at the lesser of $0.75 or 85 percent of the average of the three lowest closing bid prices of Class A common stock in the 20-day trading period prior to the date of conversion. During 2000, we drew the entire amount available under the 2000 Note and recorded $106,000 as interest expense. Principal and interest were converted into 288,619 shares of Class A common stock. We also recorded a beneficial conversion feature as interest expense in the amount of $3,448,000 related to borrowings under the 2000 Note.


      Equity Line of Credit - In August 2000, we entered into a Private Equity Line Agreement (the "Initial Equity Line") with the same investor ("Equity Line Investor") which gave us the right to draw up to $20,000,000 for operations and other purposes. The Initial Investment Amount of $7,500,000 was drawn as part of the 2000 Note described above. The balance remaining under the Initial Equity Line was available to us through a mechanism of draws and puts of stock. We were entitled to draw funds and to "put" to the Equity Line Investor shares of Class A common stock in lieu of repayment of the draw. The number of shares issued was determined by dividing the dollar amount of the draw by 90 percent of the average of the two lowest closing bid prices of Class A common stock over the seven trading-day period following the date we tender the put notice. The Equity Line Investor funded the amounts requested by us within two trading days after the seven trading- day period.

      From its inception through December 31, 2000, draws taken under the Initial Equity Line, excluding the Initial Investment Amount, amounting to $3,974,000, less commissions and related fees of $119,000, were converted into 312,317 shares of Class A common stock. During 2001, draws amounting to $5,510,000, less commissions and related fees of $165,000, were converted into 658,829 shares of Class A common stock.

      For the year ended December 31, 2002, we received $3,618,000 in funds drawn under the Equity Line, less commissions and fees of $85,000, and issued 1,017,323 shares of Class A common stock to the Initial Equity Line investor.

      Second Equity Line of Credit - In April 2001, we entered into a second private equity line agreement (the "Second Equity Line") with the Equity Line Investor. Under the Second Equity Line, we had the right to draw up to $20,000,000 under terms substantially identical to the initial Equity Line.


      From the inception of the Second Equity Line through December 31, 2001, draws under the Second Equity Line amounting to $13,425,000, less commissions and fees of $498,000, were converted to 2,950,325 shares of Class A common stock.

      For the year ended December 31, 2002, we received $5,740,000 in funds drawn under the Second Equity Line, less commissions and fees of $190,000, and issued 2,339,675 shares of Class A common stock to the Equity Line investor.

      Third Equity Line of Credit - In June 2002, we entered into a third equity line agreement (the "Third Equity Line") with a third party investor (the "Equity Line Investor"). Under the Third Equity Line, we had the right to draw up to $20,000,000 under terms substantially identical to the initial Equity Line. On June 27, 2002, we filed with the SEC a registration statement on Form S-2 to register the resale of up to 5,000,000 shares of our Class A common stock by the Equity Line Investor, which became effective during January 2003. During the third and fourth quarters of 2002, the Equity Line Investor advanced us $183,000 against future draws on the Third Equity Line (see Note 7 to Consolidated Financial Statements). The balance owing on the advance was included in accrued liabilities in the accompanying financial statements at December 31, 2002.




      For the year ended December 31, 2003, we received $2,625,000 in funds drawn under the Third Equity Line, less commissions and fees of $62,000, and issued 5,000,000 shares of Class A common stock to the Equity Line Investor.




      Fourth Equity Line of Credit - On May 12, 2003, we entered into a fourth private equity line agreement (the "Fourth Equity Line Agreement") with the Equity Line Investor. We subsequently terminated the Fourth Equity Line Agreement before any funds were advanced and before any shares were issued.


      Fifth Equity Line of Credit - We entered, as of July 1, 2003, into a fifth private equity line agreement (the "Fifth Equity Line Agreement") with the Equity Line Investor, on terms substantially similar to those of the Third Equity Line. Under the Fifth Equity Line Agreement, we have the right to draw up to $20,000,000 against an equity line of credit ("the Fifth Equity Line") from the Equity Line Investor. We are entitled under the Fifth Equity Line Agreement to draw certain funds and to put to the Equity Line Investor shares of our Class A common stock in lieu of repayment of the draw. The number of shares to be issued is determined by dividing the amount of the draw by 90% of the average of the two lowest closing bid prices of our Class A common stock over the ten trading days after the put notice is tendered. The Equity Line Investor is required under the Fifth Equity Line Agreement to tender the funds requested by us within two trading days after the ten-trading-day period used to determine the market price.

      In connection with the Fifth Equity Line Agreement, we granted registration rights to the Equity Line Investor and filed a registration statement on Form S-2, which covered the resales of the shares to be issued under the Fifth Equity Line.

      We entered into an agreement with the Equity Line Investor to terminate the Third Equity Line, as well as the two prior equity lines, and cease further draws or issuances of shares in connection with the Initial Equity Line, the Second Equity Line, and the Third Equity Line. Additionally, the Fourth Equity Line was terminated prior to any draws or puts of stock. As such, as of the date of this prospectus, the only active equity line of credit is the Fifth Equity Line.



For the year ended December 31, 2003, we received $7,122,000 in funds and a subscription receivable of $245,000 drawn under the Fifth Equity Line, less commissions and fees of $291, 000, and issued 25, 494,145 shares of Class A common stock to the Equity Line Investor.




      For the quarter ended March 31, 2004, we received $5,800,000 in funds and a subscription receivable of $1,314,000 drawn under the Fifth Equity Line, less commissions and fees of $190,000, and issued 20,195,293 shares of Class A common stock to the Equity Line Investor.


Stock Options and Warrants


     During 2003, we granted options to purchase 261,125 shares of Class A common stock at exercise prices ranging from $0.21 to $1.6o per share. All options were granted at the quoted market price at the date of grant. All options granted vest over the three years following issuance. If not exercised, all options expire within ten years from the date of grant .


      During the three months ended March 31, 2004, we granted options to employees to purchase 75,000 shares of Class A common stock at exercise prices ranting from $0.36 to $0.37. All options granted vest over the three years following issuance. If not exercised, all options expire within ten years from the date of grant.


      During 2002, we granted options to purchase 157,225 shares of Class A common stock at exercise prices ranging from $2.00 to $5.60 per share. All options were granted at the quoted market price at the date of grant. Of the options granted during this period, 25,000 vested immediately and the balance of 132,225 vest over the three years following issuance. If not exercised, all options expire within ten years from the date of grant.





      As of May 5, 2004, we had warrants to purchase a total of 1,011,639 shares of Class A common stock outstanding .


Summary of Contractual Obligations


      The following summary reflects payments due under long-term obligations as of March 31, 2004:





Contractual Obligations                                  Payments Due By Year
                                     -------------------- -------------------- --------------------
                                            Total            Less Than One        One to Three
Notes payable                        $            793,000 $            793,000 $              --
Long-term debt                                  5,226,000                   --           5,226,000
Operating lease obligations                       736,000              598,000             138,000
Total contractual cash obligations   $          6,755,000 $          1,391,000 $         5,364,000



Other


      We presently have no plans to purchase new research and development or office facilities.

                                     Outlook


Corporate Mission Statement


      , Strategic goals, Financial Objectives and Growth Strategy

     Mission Statement: "Empowering people with conversational speech solutions for systems and devices"



      Strategic Goals:


          o Provide competitive speech solutions for mobile/wireless devices, games, telephony systems and assistive markets based on our Core Technologies.

          o




               Couple our award winning technology with the leading names in wireless devices, entertainment games platforms and telephony solutions.


          o    Capitalize on LecStar's built-in and growing customer base.

          o    Focus  on  clearly  measured   value-added  speech  based  market
               solutions.


          o

               Expand awareness of our products and services by enhancing our public profile on a targeted basis.


          o Enhance our competitiveness by increasing value-added solutions, portability and ease of use.


          o Implement a CLEC roll-up and consolidation strategy using the LecStar platform.


          o    Integrate  our  speech   technologies   with  LecStar's   product
               offerings to expand customer base and improve operating margins.

      Financial Goals:

          o Increase revenue and positive EBITDA based on the combination of LecStar's revenue and our speech revenue.

          o    Delivering predictable revenue and earnings.


          o    Provide return on shareholder equity.


      Growth Strategy:


      Most speech recognition products offered by other companies are based on technologies that are largely in the public domain and represent nothing particularly "new" or creative. The Fonix speech Products and Core Technologies are based on proprietary technology that is protected by patents. Management believes our speech-enabled Products provide a superior competitive alternative compared to other technologies available in the marketplace. In addition, we believe our unique market focus for our speech-enabled Products will be a substantial differentiator. To accomplish this objective, we intend to proceed as follows:


      Substantially Increase Marketing and Sales Activities. We intend to expand our sales through partners, OEMs, VARs, direct sales, and existing sales channels, both domestically and internationally, who will focus on the wireless and mobile devices, telephony and server phone solutions, assistive and language learning devices, automotive integrated multi-media systems, and end-to-end or distributive speech systems. To address global opportunities, we will continue to develop and expand our sales and marketing teams in Asia, Europe, and the United States.

     Expand Strategic Relationships. We have a number of strategic collaboration and marketing arrangements with developers and VARs. We intend to expand such relationships and add additional similar relationships, specifically in the wireless and mobile devices, assistive and language learning devices, automotive systems, and end-to-end solutions. Further, when we are able to identify "first mover" speech-enabling applications in which we can integrate our Products and Core Technologies, we intend to investigate investment opportunities so we can obtain preferred or priority collaboration rights.

      Continue to Develop Standard Speech Solutions Based on the Core Technologies. We plan to continue to invest resources in the development and acquisition of standard speech solutions and enhancements to the Core Technologies of speech-enabling technologies, developer tools, and development frameworks to maintain our competitive advantages.

      CLEC roll-up. We will prudently seek opportunities to further expand our customer base by examining acquisition targets within the CLEC industry.


      As we proceed to implement our strategy and to reach our objectives, we anticipate further development of complementary technologies, added product and applications development expertise, access to market channels and additional opportunities for strategic alliances in other industry segments. The strategy adopted by us has significant risks, and shareholders and others interested in Fonix and our Class A common stock should carefully consider the risks set forth under the heading "Certain Significant Risk Factors" above.

      As noted above, as of December 31, 2003, we had an accumulated deficit of $207,550,000, negative working capital of $13,188,000, accrued employee wages and other compensation of $6,964,000, and accounts payable over 60 days past due of $2,019,000. Sales of products and revenue from licenses based on our technologies have not been sufficient to finance ongoing operations, although we have limited capital available under an equity line of credit. These matters raise substantial doubt about our ability to continue as a going concern. Our continued existence is dependent upon several factors, including our success in
(1) increasing license, royalty and services revenues, (2) raising sufficient additional funding, and (3) minimizing operating costs. Until sufficient revenues are generated from operating activities, we expected to continue to fund our operations through the sale of our equity securities, primarily in connection with the fifth equity line. We are currently pursuing additional sources of liquidity in the form of traditional commercial credit, asset based lending, or additional sales of our equity securities to finance our ongoing operations. Additionally, we are pursuing other types of commercial and private financing which could involve sales of our assets or sales of one or more operating divisions. Our sales and financial condition have been adversely affected by our reduced credit availability and lack of access to alternate financing because of our significant ongoing losses and increasing liabilities and payables. Over the past year, we have reduced our workforce by approximately 50%. This reduction in force may adversely affect our ability to fill existing orders. As we have noted in our annual report and other public filings, if additional financing is not obtained in the near future, we will be required to more significantly curtail our operations or seek protection under bankruptcy laws.


                Special Note Regarding Forward-Looking Statements


      Certain of the statements contained in this prospectus (other than the historical financial data and other statements of historical fact), including, without limitation, statements as to management's expectations and beliefs, are forward- looking statements. Forward-looking statements are made based upon managements good faith expectations and beliefs concerning future developments and their potential effect upon Fonix. There can be no assurance that future developments will be in accordance with such expectations or that the effect of future developments on Fonix will be those anticipated by management. Forward-looking statements can be identified by the use of words such as "believe," "expect," "plans," "strategy," "prospects," "estimate," "project," "anticipate" "intends" and other words of similar meaning in connection with a discussion of future operating or financial performance. This prospectus includes important information as to risk factors in the "Notes to Financial Statements" in the section titled "Management's Discussion and Analysis of Financial Condition and Results of

      Operation," and in the section titled "Risk Factors." Many important factors could cause actual results to differ materially from management's expectations, including:

          o unpredictable difficulties or delays in the development of new products and technologies;

          o changes in U.S. or international economic conditions, such as inflation, interest rate fluctuations, foreign exchange rate fluctuations or recessions in Fonix's markets;

          o pricing changes to our supplies or products or those of our competitors, and other competitive pressures on pricing and sales;

          o increased difficulties in obtaining the supplies necessary to avoid disruptions of operations at pricing levels which will not have an unduly adverse effect on results of operations;

          o    labor relations;

          o integration of acquired businesses, especially integration of LecStar;

          o difficulties in obtaining or retaining the management and other human resource competencies that we need to achieve our business objectives;

          o the impact on Fonix or a subsidiary from the loss of a customer or a few customers;

          o    risks  generally   relating  to  our  international   operations,
               including governmental, regulatory or political changes;

          o changes in laws or different interpretations of laws that may affect our expected effective tax rate for 2003;

          o transactions or other events affecting the need for, timing and extent of our capital expenditures; and

          o    the extent to which we reduce outstanding debt.

            Market Price of and Dividends on our Class A Common Stock

      Market information


      Our Class A common stock is listed on the OTC Bulletin Board under the trading symbol FNIX. The following table shows the range of high and low sales price information for our Class A common stock as quoted on the OTC Bulletin Board for the calendar years 2002 and 2003 and for the first two quarters of 2004. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The quotations also do not reflect price adjustments related to the Reverse Stock Split (see "Reverse Stock Split" below).





                                     Calendar Year
                           2004                          2003                 2002
                   High      Low                 High       Low       High      Low

First Quarter    $0.66      $0.27               $0.05     $0.01      $0.13     $0.04
Second Quarter*  $0.38      $0.22               $0.69     $0.13      $0.15     $0.05
Third Quarter                                   $0.26     $0.08      $0.08     $0.05
Fourth Quarter                                  $1.19     $0.14      $0.07     $0.04



* Through May 5, 2004.

The Reverse Stock Split took effect on April 4, 2003. All prices beginning in the second quarter of 2003 reflect post-reverse stock split share prices.


      The high and low sales prices for our Class A common stock on May 5, 2004, were $0.25 and $0.22, respectively. As of May 5, 2004, there were 87,549,231 shares of Fonix Class A common stock outstanding, held by approximately 1,036 holders of record and approximately 40,000 beneficial holders. This number of beneficial holders represents an estimate of the number of actual holders of our stock, including beneficial owners of shares held in "nominee" or "street" name. The actual number of beneficial owners is not known to us.


      We have never declared any dividends on our Class A common stock and it is expected that earnings, if any, in future periods will be retained to further the development and sale of our Core Technologies and products. No dividends can be paid on our common stock until such time as all accrued and unpaid dividends on our preferred stock have been paid.

Reverse Stock Split

      At a special meeting of shareholders held on March 24, 2003, our shareholders approved a 1 share for 40 shares reverse stock split. The Reverse Stock Split took effect at 12:01 a.m., April 4, 2003.

                             Selected Financial Data


      The selected consolidated financial information set forth below is derived from our consolidated balance sheets and statements of operations as of and for the years ended December 31, 2003, 2002, 2001, 2000, and 1999. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included in this registration statement.


The selected consolidated financial information set forth below is derived from our consolidated balance sheets and statements of operations as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included in this prospectus.




                                                          For the Three Months Ended March 31,
                                                        ------------------------------------------
                                                                          2004
                                                        ------------------------------------------
     Statement of Operations Data:
     Revenues                                           $          1,925,000
     Cost of Revenues                                                792,000
     Selling, general and administrative expenses                  2,924,000
     Product development and research                                799,000
     Amortization of intangible assets                               593,000
     Impairment loss on investment in affiliate                           --
     Impairment loss on convertible note receivable                       --
     Impairment loss on intangible assets                                 --
     Purchased in-process research and  development                       --
     Other income (expense), net                                     248,000
     Loss from continuing operations, before equity
        in net loss of affiliate                                  (2,342,000)
     Equity in loss of affiliate                                          --
     Loss from discontinued operations                                    --
     Gain (loss) on extraordinary items                                   --
     Net loss                                                     (2,342,000)
     Basic and diluted net loss per common share        $              (0.08)
     Basic and diluted weighted average number of
     common shares outstanding                                    66,167,869

                                                                          For the Year Ended December 31,
                                                   -------------------------------------------------------------------------------
                                                         2003            2002           2001            2000           1999
                                                   ---------------- --------------- -------------- --------------- ---------------
Statement of Operations Data:
Revenues                                           $      2,384,000 $     3,065,000 $      582,000 $       657,000 $      440,000
Cost of Revenues                                          1,030,000         657,000      9,899,000       1,852,000      2,010,000
Selling, general and administrative expenses              7,004,000      11,929,000     11,646,000      10,752,000      9,499,000
Product development and research                          5,142,000       8,193,000      8,123,000       5,871,000      7,909,000
Amortization of intangible assets                                --          31,000         604000         604,000        604,000
Impairment loss on investment in affiliate                       --              --         823000              --             --
Impairment loss on convertible note receivable                   --         1114000             --              --             --
Impairment loss on intangible assets                         302000              --             --              --             --
Purchased in-process research and  development                   --              --             --         474,000             --
Other expense, net                                       (2,091,000)       (581,000)      (173,000)     (3,991,000)    (3,699,000)
Loss from continuing operations, before equity
   in net loss of affiliate                             (13,185,000)    (19,441,000)   (30,687,000)    (22,811,000)   (19,949,000)
Equity in loss of affiliate                                (360,000)       (457,000)      (373,000)              --             --
Loss from discontinued operations                                --              --             --              --    (2,187,000)
Gain (loss) on extraordinary items                               --              --             --          49,000        474,000
Net loss                                                (13,545,000)    (19,898,000)   (31,060,000)    (22,761,000)   (21,662,000)
Basic and diluted net loss per common share        $          (0.50)$         (1.73)$        (5.20)$         (5.60)$       (11.29)
Basic and diluted weighted average number of
common shares outstanding                                26,894,005      11,471,564      5,978,281       4,067,107      1,918,843

                                            As of March 31,
                                       ---------------------
                                                 2004
                                       ---------------------
Balance Sheet Data:
Current assets                         $       6,856,000
Total assets                                  29,691,000
Current liabilities                           18,220,000
Long-term debt, net of current portion         5,226,000
Stockholders' (deficit) equity                 6,245,000





                                                                           As of December 31,
                                              -----------------------------------------------------------------------------
                                                   2003            2002           2001            2000           1999
                                              --------------- --------------- -------------- --------------- --------------
Balance Sheet Data:
Current assets                                $      342,000  $     691,000   $   1,269,000  $    3,752,000  $     481,000
Total assets                                       3,173,000       6,523,000      8,599,000      17,517,000     19,173,000
Current liabilities                               13,530,000      15,120,000      7,370,000       3,572,000      5,286,000
Long-term debt, net of current portion                40,000           3,000             --          20,000      3,971,000
Stockholders' (deficit) equity                  (10,397,000)     (8,599,000)      1,229,000      13,926,000      8,086,000



               Index to Financial Statements of Fonix Corporation

      Reports of Independent Public Accountants                                                              F-2


      Consolidated Balance Sheets as of December 31, 2003 and 2002                                           F-5

      Consolidated Statements of Operations for the Years Ended December 31, 2003, 2002, and 2001            F-6

      Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2001, 2002, and 2003  F-7

      Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002, and 2001            F-8


      Notes to Consolidated Financial Statements                                                             F-10



      Condensed Consolidated Balance Sheets  - As of March 31, 200 4 and December 31, 2003         Q-3


      Condensed Consolidated Statements of Operations and Comprehensive Loss for the

      Three Months Ended March 31, 2004 (Pro Forma and Historical) and 2003
      (Historical)                                                                                 Q-4

      Condensed Consolidated Statements of Cash Flows for the Three Months Ended
      March 3 1, 2004 and 2003                                                                     Q-5

      Notes to Condensed Consolidated Financial Statements                                         Q-7



                                 Use of proceeds


      All of the shares of Class A common stock issued in connection with the Series I Preferred Stock, if and when sold, are being offered and sold by Breckenridge or its pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from those sales.


                               Selling stockholder

      The Selling Stockholder is not affiliated in any way with Fonix or any of our affiliates, and neither the Selling Stockholder nor any of its affiliates have any relationship of any type with us and our affiliates other than the presently established investment relationships between the Selling Stockholder, on the one hand, and Fonix, on the other hand.

      The Selling Stockholder, The Breckenridge Fund LLC, previously has received shares of our Class A common stock in connection with entering into a convertible debenture purchase agreement, with revising the terms of the debentures, and upon conversion of some of the outstanding principal amount of the debentures. To the best of our knowledge, the Selling Stockholder has sold all shares of our Class A common stock issued to it previously. This prospectus, and the registration statement of which it is a part, does not cover the resale of any shares issued to the Selling Stockholder in connection with the prior debenture transaction.


      The following table provides information about the actual and potential ownership of shares of our Class A common stock by the Selling Stockholder in connection with conversions of the Preferred Stock as of March 4, 2004, together with exercises of the Warrants, the Additional Shares, and the Fee Shares, and the number of our shares registered for sale in this prospectus. The number of shares of Class A common stock issuable upon conversion of the Preferred Stock varies according to the market price at and immediately preceding the put date. Solely for purposes of estimating the number of shares of Class A common stock that would be issuable to the Selling Stockholder as set forth in the table below, we have assumed a hypothetical conversion by the Selling Stockholder on May 5, 2004, of all of the shares of Preferred Stock at a per share conversion price of approximately $0.1925, as well as an exercise of the full 965,839 Warrants. The actual per share price and the number of shares issuable upon conversion of shares of the Preferred Stock could differ substantially. This prospectus and the registration statement of which it is a part covers the resale of up to 23,500,000 shares of our Class A common stock.


      Under the terms and conditions of the Preferred Stock purchase agreement, the Selling Stockholder is prohibited from converting shares of preferred stock to the extent that the number of shares we issue upon conversion would result in the Selling Stockholder's beneficially owning more than 4.999% of the then outstanding shares of our Class A common stock following such conversion. This restriction does not prevent the Selling Stockholder from receiving and selling shares issued on conversion and thereafter converting additional shares of Preferred Stock. In this way, the Selling Stockholder could sell more than 4.999% of our outstanding Class A common stock in a relatively short time frame while never beneficially owning more than 4.999% of the outstanding Fonix Class A common stock at any one time. For purposes of calculating the number of shares of Class A common stock issuable to the Selling Stockholder assuming a conversion of the full number of shares of Preferred Stock outstanding as set forth below, the effect of such 4.999% limitation has been disregarded. The number of shares issuable to the Selling Stockholder as described in the table below therefore may exceed the actual number of shares such Selling Stockholder may be entitled to beneficially own under the Preferred Stock purchase agreement.

      The following information is not determinative of the Selling Stockholder's beneficial ownership of our Class A common stock pursuant to Rule 13d-3 or any other provision under the Securities Exchange Act of 1934, as amended.



                      Shares of       Shares of        Percentage of     Number of
                      Common          Common  Stock    Common Stock      Shares of                        Percentage
                      Stock Owned     Issued or        Issued or         Common Stock     Number of       of  Common
                      by Selling      Issuable to      Issuable to       Registered       Shares of       Stock
                      Share-holder    Selling          Selling           Hereunder (2)    Common Stock    Beneficially
                      Prior to        Shareholder      Shareholder In                     Owned After     Owned After
Name of Selling       Offering        In Connection    Connection                         Offering        the Offering
Shareholder                           with Offering    with the
                                                       Offering (1)
--------------------  -------------   ---------------  ----------------  ---------------  --------------  --------------

The Breckenridge      2,414,596 (3)   17,848,956 (4)       19.22%            23,500,000           0 (5)      0% (5)
Fund, LLC
_____________________




      (1) As noted above, the Selling Stockholder is prohibited by the terms of the Preferred Stock purchase agreement from receiving shares upon conversion of the Preferred Stock to the extent that such the number of shares issued by us would result in the Selling Stockholder's beneficially owning more than 4.999% of the then outstanding shares of our Class A common stock following such put. The percentages set forth are not determinative of the Selling Stockholder's beneficial ownership of our Class A common stock pursuant to Rule 13d-3 or any other provision under the Securities Exchange Act of 1934, as amended.

      (2) The registration statement of which this prospectus is a part covers up to 23,500,000 shares of Class A common stock issuable in connection with conversions of the Preferred Stock or issuable upon exercise of the Warrants. Because the specific circumstances of the conversions of the Preferred Stock are unascertainable at this time, the precise total number of shares of our Class A common stock offered by the Selling Stockholder cannot be fixed at this time, but cannot exceed 23,500,000 unless we file additional registration statements registering the resale of the additional shares. The amount set forth represents the number of shares of our Class A common stock that have been issued and that would be issuable, and hence offered in part hereby, assuming a hypothetical conversion of the Preferred Stock outstanding, not including any shares issuable as payment of accrued dividends, as of March 4, 2004. The actual number of shares of our Class A common stock offered hereby may differ according to the actual number of shares issued upon such conversions or Warrant exercises.

      (3) Consisting of 1,931,677 Additional Shares and 482,919 Fee Shares. To the best of our knowledge, the Selling Stockholder did not own or hold any other shares of our Class A common stock prior to the purchase and sale of the Preferred Stock. Although the Selling Stockholder had participated with us in a prior capital transaction in which we issued shares to the Selling Stockholder, to the best of our knowledge, the Selling Stockholder had resold all of those shares under other registration statements.

      (4)  Includes:
     965,839 shares of Class A common stock issuable upon exercise of the Warrants; and


  16,883,117        shares of Class A common stock  issuable upon a hypothetical conversion of the remaining  3,250 shares of Preferred Stock as of May 5,  2004.  This  prospectus  registers  only up to
                    23,500,000  shares  of  Class A  common  stock  issuable  in connection  with  conversions  of the  Preferred  Stock  and exercises of the Warrants.  Accordingly,  we could not issue shares in excess of  23,500,000  unless we filed  additional
                    registration   statements  registering  the  resale  of  the
                    additional shares. For more information, please see the Risk
                    Factors section, specifically the risk factor on page 11.

      (5) Assumes a hypothetical conversion of all of the shares of Preferred Stock as of May 5, 2004, and an exercise in full of the 965,839 Warrants, and the sale by the Selling Stockholder of all shares of Class A common stock received in connection with such hypothetical conversion and exercise as well as the Additional Shares and the Fee Shares. There is no assurance that the Selling Stockholder will sell any or all of the shares offered hereby. However, the Selling Stockholder is contractually prohibited from converting shares of Preferred Stock to the extent that the shares of common stock issued in connection with such conversion would cause the Selling Stockholder to hold shares in excess of 4.99% of the then-issued and outstanding shares of our Class A common stock. This number and percentage may change based on the Selling Stockholder's decision to sell or hold the shares.


      Investment Control of Selling Stockholder

      Marc Sharinn and Colm Wrynn both have voting and investment power in The Breckenridge Fund, LLC.

                              Plan of distribution

      Once the registration statement of which this prospectus is part becomes effective with the Commission, the Shares covered by this prospectus may be offered and sold from time to time by the Selling Stockholder or its pledgees, donees, transferees or successors in interest. Such sales may be made on the OTC Bulletin Board, in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by any means permitted under law, including one or more of the following:

          o a block trade in which a broker-dealer engaged by the Selling Stockholder will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

          o purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

          o an over-the-counter distribution in accordance with the rules of the OTC Bulletin Board;

          o ordinary brokerage transactions in which the broker solicits purchasers; and

          o    privately negotiated transactions.

In effecting sales, broker-dealers engaged by the Selling Stockholder may arrange for other broker-dealers to participate in the resales.

      In connection with distributions of the Shares or otherwise, the Selling Stockholder may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares covered by this prospectus in the course of hedging the positions they assume with the Selling Stockholder. The Selling Stockholder may also sell the Shares short and redeliver the Shares to close out such short positions. The Selling Stockholder may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares, which the broker-dealer may resell or otherwise transfer under this prospectus. The Selling Stockholder may also loan or pledge the Shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

      Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholder in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers are deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Stockholder is an underwriter with respect to its resales of the Shares.

      We have advised the Selling Stockholder that the anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the Selling Stockholder and its affiliates. In addition, we will make copies of this prospectus available to the Selling Stockholder and have informed it of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby.

      All costs, expenses and fees in connection with the registration of the Shares will be borne by us. Commissions and discounts, if any, attributable to the sales of the Shares will be borne by the Selling Stockholder. The Selling Stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act of 1933. We will not receive any proceeds from the sale of the Shares.

      We have agreed with the Selling Stockholder to keep the registration statement of which this prospectus constitutes a part effective for a period of 3 years. Trading of any unsold shares after the expiration of such period will be subject to compliance with all applicable securities laws, including Rule 144.

      The Selling Stockholder is not obligated to sell any or all of the Shares covered by this prospectus.

      In order to comply with the securities laws of certain states, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the sale and issuance of Shares may be subject to the notice filing requirements of certain states.

                                  Regulation M

      We have informed the Selling Stockholder that Regulation M promulgated under the Securities Exchange Act of 1934 may be applicable to it with respect to any purchase or sale of our common stock. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of the Shares or any right to purchase the Shares, for a period of one business day before and after completion of its participation in the distribution.

      During any distribution period, Regulation M prohibits the Selling Stockholder and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of the common stock. None of these persons may effect any stabilizing transaction to facilitate any offering at the market. As the Selling Stockholder will be offering and selling our common stock at the market, Regulation M will prohibit it from effecting any stabilizing transaction in contravention of Regulation M with respect to the Shares.

                                     Experts


      Our consolidated balance sheets as of December 31, 2003 and 2002, and the consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2003, have been included in the registration statement on Form S-2, of which this prospectus forms a part, in reliance on the report of Hansen, Barnett & Maxwell, independent certified public accountants, given on the authority of that firm as experts in auditing and accounting.

      The consolidated balance sheets of LTEL Holdings Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, accumulated deficit, and cash flows for the year ended December 31, 2003 and for the period from December 6, 2002 through December 31, 2002, the combined statements of operations, accumulated deficit, and cash flows of LecStar Telecom, Inc. and LecStar DataNet, Inc. for the period from January 1, 2002 through December 5, 2002, and the combined balance sheet of LecStar Telecom, Inc. and LecStar DataNet, Inc. as of December 31, 2001 and the related combined statements of operations, stockholders' deficit and cash flows for the years ended December 31, 2001 and December 31, 2000, have been included in the registration statement on Form S-2, of which this prospectus forms a part, in reliance on the report of Sherb & Co., LLP , independent auditors, given on the authority of that firm as experts in auditing and accounting.


                                  Legal matters

      The validity of the Shares offered hereby will be passed upon for us by Durham Jones & Pinegar, P.C., 111 East Broadway, Suite 900, Salt Lake City, Utah 84111.

      Additional information


Selling Stockholder Holdings


      To our knowledge, the only shares of our common stock held by the Selling Stockholder of May 5, 2004, were the 1,931,677 Additional Shares and the 482,919 Fee Shares. Additionally, the Selling Stockholder held 3,250 shares of our Series I 8% Convertible Preferred Stock as of March 1, 2004.


Periodic public reporting

     On May 7, 2004, we filed our quarterly report for the three months ended March 31, 2004, with the Securities and Exchange Commission (the "Commission"). The quarterly report included unaudited financial statements as of March 31, 2004 and 2003, as well as other required information.


      On May 5, 2004, we filed an amendment to our 2003 annual report on Form 10-K/A with the Securities and Exchange Commission (the "Commission"). The amendment made one correction in the financial statements and updated the recent developments and risk factors sections.

      On April 14, 2004, we filed our 2003 annual report on Form 10-K with the Securities and Exchange Commission (the "Commission"). The annual report included audited consolidated financial statements as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, as well as other required information.

      On April 14, 2004, we filed an amended current report on Form 8-K/A with the Commission regarding the financial information required to be disclosed in relation to our acquisition of LTEL Holdings Corporation.


      On March 5, 2004, we filed a current report on Form 8-K with the Commission to announce that we had closed the previously announced acquisition of all of the capital stock of LTEL Holdings Corporation. The report included information relating to the transaction.


      On February 17, 2004, we filed a current report on Form 8-K with the Commission to announce the closing of sale by Fonix of its Series I 8% Convertible Preferred Stock. The report included information relating to the terms of the Series I Preferred Stock purchase.

      On January 13, 2004, we filed a current report on Form 8-K with the Commission to announce the status of the LTEL Holdings Corporation acquisition.


      On November 28, 2004, we filed a current report on Form 8-K with the Commission to announce that we had entered into a non-binding term sheet relating to the purchase of all of the capital stock of LTEL Holdings Corporation. The report included information relating to the proposed terms of the transaction.


      On November 18, 2003, we filed our quarterly report for the three and nine months ended September 30, 2003, with the Commission. The quarterly report included unaudited financial statements as of September 30, 2003 and 2002, as well as other required information.

      On August 19, 2003, we filed our quarterly report for the three and six months ended June 30, 2003, with the Commission. The quarterly report included unaudited financial statements as of June 30, 2003 and 2002, as well as other required information.

      On May 16, 2003, we filed our quarterly report for the three months ended March 31, 2003, with the Commission. The quarterly report included unaudited financial statements as of March 31, 2003 and 2002, as well as other required information.


      On March 31, 2003, we filed our 2002 annual report on Form 10-K with the Commission . The annual report included audited consolidated financial statements as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, as well as other required information.


      On May 9, 2002, we filed our quarterly report for the three months ended March 31, 2002, with the Commission. The quarterly report included unaudited financial statements as of March 31, 2002 and 2001, as well as other required information.

      On June 10, 2002, we filed a current report on Form 8-K with the Commission regarding the loan agreement between Thomas A. Murdock and Roger D. Dudley, two of our executive officers, and the Company. The report included terms of the loan, repayment terms, and other information relating to the transaction.

      On July 17, 2002, we filed a current report on Form 8-K with the Commission relating to our engagement of Hansen Barnett & Maxwell as our independent public accountants to review the Company's interim financial statements and to audit our financial statements beginning with our fiscal year ending December 31, 2002. The current report also disclosed the termination of our engagement of Arthur Andersen LLP as our independent public accountants, effective upon the engagement of Hansen Barnett

& Maxwell.

      On August 9, 2002, we filed our quarterly report for the three and six months ended June 30, 2002, with the Commission. The quarterly report included unaudited financial statements as of June 30, 2002 and 2001, as well as other required information.

      On August 30, 2002, we filed an amended quarterly report for the three and six months ended June 30, 2002, with the Commission.

      On September 13, 2002, we filed an amended quarterly report for the three and six months ended June 30, 2002, with the Commission.

      On December 18, 2002, we filed with the Commission: Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2001; an amended quarterly report for the three months ended March 31, 2002; an amended quarterly report for the three and six months ended June 30, 2002; and an amended quarterly report for the three and nine months ended September 30, 2002.

      For a free copy of these filings, please contact us at:

                      Fonix Corporation, Investor Relations
                             9350 S 150 E, Suite 700
                           Salt Lake City, Utah 84070
                               (801) 553-6600 Fax
                                 (801) 553-6707
                            e-mail: invrel@fonix.com

      Additionally, our annual and quarterly reports are available at the Commission's website at http://www.sec.gov.

                 Important information incorporated by reference

      For purposes of this prospectus, the Commission allows us to "incorporate by reference" certain information we have filed with the Commission, which means that we are disclosing important information to you by referring you to other information we have filed with the Commission. The information we incorporate by reference is considered part of this prospectus. We specifically are incorporating by reference the following document:


     o Quarterly Report on Form 10-Q for the three months ended March 31, 2004, filed with the Commission May 7, 2004.

     o Amended Annual Report on Form 10-K/A for the year ended December 31, 2003, filed with the Commission on May 5, 2004.

     o Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Commission on April 14, 2004.

     o Current Report on Form 8-K/A filed with the Commission April 14, 2004, relating to financial information required in connection with acquisition of LTEL Holdings Corporation.
     o Current Report on Form 8-K filed with the Commission March 5, 2004, relating to the closing of the previously announced acquisition of the capital stock of LTEL Holdings Corporation.


     o    Current  Report on Form 8-K filed  with the  Commission  February  17,
          2004,   relating  to  the  Series  I  8%Convertible   Preferred  Stock
          transaction.

     o Current Report on Form 8-K filed with the Commission January 13, 2004, relating to the status of the proposed acquisition of the capital stock of LTEL Holdings Corporation.

     o Current Report on Form 8-K filed with the Commission November 28, 2003, relating to the signing by Fonix of a non- binding term sheet relating to the acquisition of the capital stock of LTEL Holdings Corporation.

     o Quarterly Report on Form 10-Q for the nine months ended September 30, 2003, filed with the Commission November 18, 2003.

     o Quarterly Report on Form 10-Q for the six months ended June 30, 2003, filed with the Commission August 19, 2003.

     o Quarterly Report on Form 10-Q for the three months ended March 31, 2003, filed with the Commission May 16, 2003.

     o Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Commission on March 31, 2003

     o Quarterly Report on Form 10-Q for the three months ended March 31, 2002, filed with the Commission May 9, 2002.

     o Current Report on Form 8-K filed with the Commission June 10, 2002., relating to related party transactions.

     o Current Report on Form 8-K filed with the Commission on July 17, 2002, relating to a change in our certifying public accountant.

     o Quarterly Report on Form 10-Q for the six months ended June 30, 2002, filed with the Commission August 9, 2002.

     o Amended Quarterly Report on Form 10-Q/A for the six months ended June 30, 2002, filed with the Commission August 30, 2002.

     o Amended Quarterly Report on Form 10-Q/A for the six months ended June 30, 2002, filed with the Commission September 13, 2002.

     o Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2001, filed with the Commission on December 18, 2002

     o Amended Quarterly Report on Form 10-Q/A for the three months ended March 31, 2002, filed with the Commission December 18, 2002.

     o Amended Quarterly Report on Form 10-Q/A for the six months ended June 30, 2002, filed with the Commission December 18, 2002.

     o Amended Quarterly Report on Form 10-Q/A for the nine months ended September 30, 2002, filed with the Commission December 18, 2002.

      You can request a free copy of the filings listed above by writing, calling, e-mailing, or faxing a request to us at:

                      Fonix Corporation, Investor Relations
                             9350 S 150 E, Suite 700
                           Salt Lake City, Utah 84070
                               (801) 553-6600 Fax
                                 (801) 553-6707
                            e-mail: invrel@fonix.com

Alternatively, certain of the documents incorporated by reference are available at the Commission's website at http://www.sec.gov.

      This prospectus is part of a registration statement that we filed with the Commission. This prospectus does not contain all of the information included in the registration statement, as certain items are omitted in accordance with the rules and regulations of the Commission. Statements or descriptions contained in this prospectus about any agreements or other documents provide, in our belief, all information about such agreements or documents that is material to a decision to invest in the Shares, but not all terms of all such agreements and documents are described. If you want more information, we refer you to the copy of such agreement or document filed as an exhibit to the registration statement or the reports and other materials incorporated by reference into this prospectus. The registration statement, including all of its exhibits and schedules, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you can obtain copies of all or any part of it from the Commission, although the Commission charges for such copies.

                       Where to get additional information

      Federal securities law requires us to file information with the Commission concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements, and other information with the Commission. You can inspect and copy this information at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

      You can get additional information about the operation of the Commission's public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site (http://www.sec.gov) at which you can read or download our reports, proxy and information statements and other information. Reports and other information concerning us also may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                  Explanation about forward-looking information

      This prospectus, including information contained in documents that are incorporated by reference in this prospectus, contains "forward-looking statements," as that term is defined by federal securities laws, that relate to our financial condition, results of operations, plans, objectives, future performance, and business. These statements are frequently preceded by, followed by or include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties, and whether those risks and uncertainties occur or develop adversely, our actual results may differ materially from those contemplated by such forward-looking statements. In the section of the prospectus entitled "Risk Factors" we have summarized a number of the risks and uncertainties that could affect the actual outcome of the forward-looking statements included in this prospectus. We advise you not to place undue reliance on such forward-looking statements in light of the material risks and uncertainties to which they are subject.

                                       Table of Contents


Summary about Fonix Corporation and this offering..........................2
Risk factors.............................................................. 7
Information about Fonix Corporation...................................... 25
Business..................................................................25
Recent developments.......................................................33
Management's discussion and analysis of financial condition
      and results of operations.......................................... 37
Special note regarding forward looking statements........................ 52
Market price of and dividends on Fonix Class A
      common stock....................................................... 53
Selected financial data.................................................. 53
Index to financial statements of Fonix Corporation....................... 55
Use of proceeds.......................................................... 55
Selling Shareholders..................................................... 56
Plan of distribution..................................................... 57
Regulation M............................................................. 58
Experts.................................................................. 58
Legal matters............................................................ 59
                   Additional information................................ 59
Important information incorporated by reference.......................... 60
Where to get additional information...................................... 62
Explanation about forward-looking information............................ 62


                              ____________________


Dealer Prospectus Delivery Obligation. Until [a date which is 90 days following the effective date,]all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.



                                Fonix Corporation

                                   23,500,000
                                     SHARES

                              CLASS A COMMON STOCK

                              ____________________

                                   PROSPECTUS

                               ___________________


                                  May __, 2004

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Company. All amounts shown are estimates except the Securities and Exchange Commission registration fee.



Filing Fee - Securities and Exchange Commission   $    1,370
Legal fees and expenses of the Company                30,000
Accounting Fees                                       25,000
Printing expenses                                        500

Miscellaneous expenses                                 5,000
                                                  ----------

Total Expenses                                    $   61,870

                                                  ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of
Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under
Section 145.

      Section 102(b)(7) of the General Corporation Law or the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

      Article Ninth of the registrant's Charter provides that, the registrant shall, "to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."

      Article VII, Section 7 of the registrant's Bylaws further provides that the registrant "shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware."



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

ITEM 16. LIST OF EXHIBITS.

3.1 Corrected Certificate of Designation of Rights and Preferences for Series I 8% Convertible Preferred Stock (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 17, 2004, and incorporated herein by reference).

3.2 Certificate of Designations of Fonix Series H Preferred Stock as filed with the Delaware Secretary of State on February 24, 2004 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 4, 2004, and incorporated herein by reference).

5          Opinion of Durham Jones & Pinegar, P.C.*

10.1 Series I 8% Convertible Preferred Stock Purchase Agreement between Fonix Corporation and The Breckenridge Fund, LLC, dated as of December 31, 2003 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 17, 2004, and incorporated herein by reference).

10.2 Exchange Agreement dated February 24, 2004, by and among Fonix Corporation, LTEL Acquisition Corporation, LTEL Holdings Corporation, the capital stock holders of LTEL identified therein, and McCormack Avenue Ltd. (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 4, 2004, and incorporated herein by reference).

10.3 Secured Promissory Note dated February 24, 2004 in the principal amount of $10,000,000 made by Fonix Corporation and in favor of McCormack Avenue, Ltd. (filed as Exhibit 2.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 4, 2004, and incorporated herein by reference).

10.4 Security Agreement by and between Fonix Corporation and McCormack Avenue Ltd. dated February 24, 2004 (filed as Exhibit 2.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 4, 2004, and incorporated herein by reference).

10.5 Collateral Pledge Agreement by and among Fonix Corporation, LTEL Acquisition Corporation, LTEL Holdings Corporation and McCormack Avenue, Ltd. (filed as Exhibit 2.4 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 4, 2004, and incorporated herein by reference).

10.6 Form of Registration Rights Agreement by and among Fonix Corporation and the Sellers (filed as Exhibit 2.5 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 4, 2004, and incorporated herein by reference).

23.1       Consent of Durham Jones & Pinegar, P.C., included in Exhibit 5.*

23.2       Consent of Hansen Barnett & Maxwell


23.3       Consent of Sherb & Co., LLP


24         Power of Attorney (See page II-5 of this Registration Statement)*

-------------------

*     Filed previously.

ITEM 17. UNDERTAKINGS.

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

           (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Registration Statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

      (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Corporation pursuant to the indemnification provisions described herein, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Salt Lake City, State of Utah, on this 10th day of May, 2004.


                                  Fonix Corporation

                                  By: /s/ Thomas A. Murdock
                                     ---------------------------
                                  Thomas A. Murdock
                                  President, Chief Executive Officer



                                  By: /s/ Roger D. Dudley
                                     ---------------------------
                                  Roger D. Dudley
                                  Executive Vice President, Chief Financial
                                  Officer, and Principal Accounting Officer



      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 10, 2004.



      Name


/s/ Thomas A. Murdock

--------------------------
Thomas A. Murdock


/s/ Roger D. Dudley

--------------------------
Roger D. Dudley


/s/ William A. Maasberg Jr.

--------------------------
William A. Maasberg Jr.

                                  EXHIBIT INDEX

3.1 Corrected Certificate of Designation of Rights and Preferences for Series I 8% Convertible Preferred Stock (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 17, 2004, and incorporated herein by reference).

3.2 Certificate of Designations of Fonix Series H Preferred Stock as filed with the Delaware Secretary of State on February 24, 2004 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 4, 2004, and incorporated herein by reference).

5          Opinion of Durham Jones & Pinegar, P.C.*

10.1 Series I 8% Convertible Preferred Stock Purchase Agreement between Fonix Corporation and The Breckenridge Fund, LLC, dated as of December 31, 2003 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 17, 2004, and incorporated herein by reference).

10.2 Exchange Agreement dated February 24, 2004, by and among Fonix Corporation, LTEL Acquisition Corporation, LTEL Holdings Corporation, the capital stock holders of LTEL identified therein, and McCormack Avenue Ltd. (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 4, 2004, and incorporated herein by reference).

10.3 Secured Promissory Note dated February 24, 2004 in the principal amount of $10,000,000 made by Fonix Corporation and in favor of McCormack Avenue, Ltd. (filed as Exhibit 2.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 4, 2004, and incorporated herein by reference).

10.4 Security Agreement by and between Fonix Corporation and McCormack Avenue Ltd. dated February 24, 2004 (filed as Exhibit 2.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 4, 2004, and incorporated herein by reference).

10.5 Collateral Pledge Agreement by and among Fonix Corporation, LTEL Acquisition Corporation, LTEL Holdings Corporation and McCormack Avenue, Ltd. (filed as Exhibit 2.4 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 4, 2004, and incorporated herein by reference).

10.6 Form of Registration Rights Agreement by and among Fonix Corporation and the Sellers (filed as Exhibit 2.5 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 4, 2004, and incorporated herein by reference).

23.1       Consent of Durham Jones & Pinegar, P.C., included in Exhibit 5.*

23.2       Consent of Hansen Barnett & Maxwell


23.3       Consent of Sherb & Co., LLP


24         Power of Attorney (See page II-5 of this Registration Statement)*

-----------------

*     Filed previously.

                       FONIX CORPORATION AND SUBSIDIARIES


                          INDEX TO FINANCIAL STATEMENTS


Report of Independent Certified Public Accountants                                                       F-2

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets as of December 31, 2003 and 2002                                             F-3

Consolidated Statements of Operations and Comprehensive Loss for the Years Ended
  December 31, 2003, 2002 and 2001                                                                       F-4

Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended
  December 31, 2003, 2002 and 2001                                                                       F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001               F-6

Notes to Consolidated Financial Statements                                                               F-8

HANSEN, BARNETT & MAXWELL
  A Professional Corporation
 CERTIFIED PUBLIC ACCOUNTANTS                Registered with the Public Company
   5 Triad Center, Suite 750                       Accounting Oversight Board
 Salt Lake City, UT 84180-1128
     Phone: (801) 532-2200
      Fax: (801) 532-7944
        www.hbmcpas.com



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and the Shareholders
Fonix Corporation

We have audited the accompanying consolidated balance sheets of Fonix Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fonix Corporation and subsidiaries as of December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operating activities during each of the three years in the period ended December 31, 2003. As of December 31, 2003, the Company had an accumulated deficit of $207,550,000, and negative working capital of $13,188,000. The Company has incurred additional liabilities for unpaid compensation payable to current and former employees amounting to approximately $6,964,000, vendor accounts payable amounting to approximately $2,650,000, and current accrued liabilities of approximately $2,639,000. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                        HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
February 26, 2004

                                Fonix Corporation
                           CONSOLIDATED BALANCE SHEETS

                                                                          Pro Forma December     December 31,
ASSETS                                                                    31, 2003 - Note 2           2003        December 31, 2002
                                                                          --------------------  ----------------  ------------------
                                                                              (Unaudited)
Current assets:
    Cash and cash equivalents                                             $         3,206,000   $        50,000   $          24,000
    Subscriptions receivable                                                          245,000           245,000                   -
    Accounts receivable                                                             1,496,000             4,000              27,000
    Convertible note receivable                                                             -                 -             403,000
    Inventory                                                                           3,000             3,000              52,000
    Prepaid expenses and other current assets                                         106,000            40,000             185,000
                                                                          --------------------  ----------------  ------------------
      Total current assets                                                          5,056,000           342,000             691,000
Long-term investments                                                                 245,000                 -                   -
Property and equipment, net of accumulated depreciation of
     $1,176,000 (pro forma), $1,176,000 and $1,672,000, respectively                  278,000           125,000             625,000
Investment in and note receivable from affiliate, net of
    unamortized discount of $0 and $59,000, respectively                                    -                 -           1,259,000
Deposits and other assets                                                           1,065,000            75,000             125,000
Intangible assets, net of accumulated amortization of $0 and $299,000,
         respectively                                                              19,143,000                 -           1,192,000
Goodwill, net of accumulated amortization of $2,296,000                             2,631,000         2,631,000           2,631,000
                                                                          --------------------  ----------------  ------------------

      Total assets                                                        $        28,418,000   $     3,173,000   $       6,523,000
                                                                          ====================  ================  ==================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accrued payroll and other compensation                                $         7,104,000       $ 6,964,000   $       5,266,000
    Accounts payable                                                                7,359,000         2,650,000           3,084,000
    Accrued liabilities - related parties                                           1,443,000         1,443,000           1,443,000
    Accrued liabilities                                                             3,339,000         1,196,000           1,737,000
    Deferred revenues                                                               1,350,000           540,000             854,000
    Notes payable - related parties                                                   467,000           467,000             493,000
    Advance on Series I Preferred Stock                                                     -           240,000                   -
    Current portion of notes payable other                                            377,000            30,000              75,000
    Note payable to affiliate                                                               -                 -           1,000,000
    Series D Debentures, net of unamortized discount of $0 and
        $582,630, respectively                                                              -                 -             917,000
    Note payable                                                                            -                 -             250,000
                                                                          --------------------  ----------------  ------------------
      Total current liabilities                                                    21,439,000        13,530,000          15,119,000
                                                                          --------------------  ----------------  ------------------
Long-term portion of notes payable, net of current portion                          5,200,000            40,000                   -
Long-term borrowings                                                                        -                 -               3,000
                                                                          --------------------  ----------------  ------------------
      Total long-term liabilities                                                   5,200,000            40,000               3,000
                                                                          --------------------  ----------------  ------------------
      Total liabilities                                                            26,639,000        13,570,000          15,122,000
                                                                          --------------------  ----------------  ------------------
Commitments and contingencies (Notes 1, 6, 8, 9, 10, 12, 19 and 22)
Stockholders' equity (deficit):
    Preferred stock, $0.0001 par value;  50,000,000 shares authorized;
      Series A, convertible; 166,667 shares outstanding
         (aggregate liquidation preference of $6,055,012)                             500,000           500,000             500,000
      Series H, nonconvertible; 2,000 shares outstanding                            4,000,000                 -                   -
      Series I, convertible; 3,250 shares outstanding                               3,250,000                 -                   -
    Common stock, $0.0001 par value; 800,000,000 shares authorized;
      Class A voting, 61,366,589 shares (pro forma) 54,329,787 and
        12,306,333 shares outstanding, respectively                                     6,000             5,000               1,000
      Class B non-voting, none outstanding                                                  -                 -                   -
    Additional paid-in capital                                                    202,769,000       195,284,000         183,515,000
    Outstanding warrants to purchase Class A common stock                           1,595,000         1,334,000           1,360,000
    Cumulative foreign currency translation adjustment                                 30,000            30,000              32,000
    Accumulated deficit                                                          (210,371,000)     (207,550,000)       (194,007,000)
                                                                          --------------------  ----------------  ------------------
      Total stockholders' equity (deficit)                                          1,779,000       (10,397,000)         (8,599,000)
                                                                          --------------------  ----------------  ------------------

      Total liabilities and stockholders' equity (deficit)                $        28,418,000   $     3,173,000   $       6,523,000
                                                                          ====================  ================  ==================


     See accompanying notes to condensed consolidated financial statements.

                       Fonix Corporation and Subsidiaries
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS

                                                                                    Years Ended December 31,
                                                                      -----------------------------------------------------
                                                                           2003               2002              2001
                                                                      ----------------   ----------------  ----------------
Revenues:
    Licenses, royalties and maintenance                               $     1,963,000    $     1,846,000   $       452,000
    Services                                                                  391,000            870,000           129,000
    Hardware                                                                   30,000            349,000                 -
                                                                      ----------------   ----------------  ----------------
                                                                            2,384,000          3,065,000           581,000
                                                                      ----------------   ----------------  ----------------
Cost of revenues:
    Impairment loss on capitalized software technology                        822,000                  -         7,889,000
    Services                                                                   76,000             98,000            48,000
    Licenses, royalties and maintenance                                        58,000            245,000           138,000
    Amortization of capitalized software technology                            52,000            104,000         1,824,000
    Hardware                                                                   21,000            210,000                 -
                                                                      ----------------   ----------------  ----------------
                                                                            1,029,000            657,000         9,899,000
                                                                      ----------------   ----------------  ----------------

    Gross profit (loss)                                                     1,355,000          2,408,000        (9,318,000)
                                                                      ----------------   ----------------  ----------------

Expenses:
    Selling, general and administrative                                     7,004,000         11,929,000        11,646,000
    Product development and research                                        5,141,000          8,193,000         8,123,000
    Amortization of intangibles                                                     -             31,000           605,000
    Impairment loss on investment in affiliate                                      -                  -           823,000
    Impairment loss on convertible note receivable                                  -          1,114,000                 -
    Impairment loss on intangible assets                                      302,000                  -                 -
                                                                      ----------------   ----------------  ----------------

       Total expenses                                                      12,447,000         21,267,000        21,197,000
                                                                      ----------------   ----------------  ----------------

Loss from operations                                                      (11,092,000)       (18,859,000)      (30,515,000)
                                                                      ----------------   ----------------  ----------------

Other income (expense):
    Interest income                                                            43,000             81,000            80,000
    Interest expense                                                       (1,973,000)          (663,000)         (186,000)
    Other                                                                    (161,000)                 -           (68,000)
                                                                      ----------------   ----------------  ----------------

       Total other expense, net                                            (2,091,000)          (582,000)         (174,000)
                                                                      ----------------   ----------------  ----------------

Loss from continuing operations before equity
    in net loss of affiliate                                              (13,183,000)       (19,441,000)      (30,689,000)

Equity in net loss of affiliate                                              (360,000)          (457,000)         (373,000)
                                                                      ----------------   ----------------  ----------------

Net loss                                                                  (13,543,000)       (19,898,000)      (31,062,000)

Other comprehensive income - foreign currency translation                      (2,000)            29,000             3,000
                                                                      ----------------   ----------------  ----------------

Comprehensive loss                                                    $   (13,545,000)   $   (19,869,000)  $   (31,059,000)
                                                                      ================   ================  ================

Basic and diluted net loss per common share                           $         (0.50)   $         (1.73)  $         (5.20)
                                                                      ================   ================  ================

Basic and diluted supplemental pro forma net loss
    per common share (unaudited)                                      $         (0.68)
                                                                      ================

     See accompanying notes to condensed consolidated financial statements.

                       Fonix Corporation and Subsidiaries
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                             Preferred Stock            Common Stock          Additional
                                                         -------------------------  ----------------------     Paid-in
                                                           Shares       Amount        Shares      Amount       Capital
                                                         ------------ ------------  ------------ ---------   -------------

BALANCE, DECEMBER 31, 2000                                   337,240  $ 4,901,000     4,782,425  $  1,000    $148,923,000

Conversions of preferred stock to common stock              (170,573)  (4,410,000)      362,438         -       4,410,000

Issuance of common stock under equity lines of credit              -           -      3,609,154         -      18,272,000

Issuance of stock options for services                             -           -              -         -          33,000

Exercise of stock options                                          -           -            875         -          10,000

Issuance of warrants                                               -           -              -         -               -

Expiration of warrants                                             -           -              -         -         372,000

Amortization of deferred consulting expenses                       -           -              -         -               -

Preferred stock dividends                                          -        9,000             -         -               -

Cumulative foreign currency translation adjustment                 -           -              -         -               -

Net loss for the year ended December 31, 2001                      -           -              -         -               -
                                                         ------------ ------------  ------------ ---------   -------------

BALANCE, DECEMBER 31, 2001                                   166,667      500,000     8,754,891     1,000     172,020,000

Issuance of common stock under equity lines of credit              -           -      3,356,998         -       9,082,000

Expiration of warrants                                             -           -              -         -       1,472,000

Amortization of deferred consulting expenses                       -           -              -         -         (18,000)

Cumulative foreign currency translation adjustment                 -           -              -         -

Beneficial conversion feature on promissory note                   -           -              -         -          15,000

Shares issued related to Series D financing                        -           -        194,444         -         944,000

Net loss for the year ended December 31, 2002                      -           -              -         -               -
                                                         ------------ ------------  ------------ ---------   -------------

BALANCE, DECEMBER 31, 2002                                   166,667      500,000    12,306,333     1,000     183,515,000

Issuance of common stock under equity lines of credit              -           -     30,494,145     3,000       9,928,000

Expiration of warrants                                             -           -              -         -          26,000

Cumulative foreign currency translation adjustment                 -           -              -         -               -

Additional shares issued due to reverse split                      -           -          4,919         -               -

Shares issued related to Series D financing                        -           -     11,524,390     1,000       1,815,000

Net loss for year ended December 31, 2003                          -           -              -         -               -
                                                         ------------ ------------  ------------ ---------   -------------

BALANCE, DECEMBER 31, 2003                                   166,667  $   500,000    54,329,787  $  5,000    $195,284,000
                                                         ============ ============  ============ =========   =============



                                                         Outstanding                Cumulative
                                                          Warrants                  Foreign
                                                         to Purchase     Deferred   Currency
                                                           Common       Consulting  Translation     Accumulated
                                                            Stock        Expenses   Adjustment       Deficit          Total
                                                         ------------   ----------- ------------  --------------- --------------

BALANCE, DECEMBER 31, 2000                               $ 3,141,000    $        -  $      -      $ (143,039,000)  $ 13,927,000

Conversions of preferred stock to common stock                     -             -         -                   -              -

Issuance of common stock under equity lines of credit              -             -         -                   -     18,272,000

Issuance of stock options for services                             -       (30,000)        -                              3,000

Exercise of stock options                                          -             -         -                   -         10,000

Issuance of warrants                                          63,000             -         -                   -         63,000

Expiration of warrants                                      (372,000)            -         -                   -              -

Amortization of deferred consulting expenses                       -        12,000         -                   -         12,000

Preferred stock dividends                                          -             -         -              (9,000)             -

Cumulative foreign currency translation adjustment                 -             -     3,000                   -          3,000

Net loss for the year ended December 31, 2001                      -             -         -         (31,061,000)   (31,061,000)
                                                         ------------   ----------- ------------  --------------- --------------

BALANCE, DECEMBER 31, 2001                                 2,832,000       (18,000)    3,000        (174,109,000)     1,229,000

Issuance of common stock under equity lines of credit              -             -         -                   -      9,082,000

Expiration of warrants                                    (1,472,000)            -         -                   -              -

Amortization of deferred consulting expenses                       -        18,000         -                   -              -

Cumulative foreign currency translation adjustment                 -             -    29,000                   -         29,000

Beneficial conversion feature on promissory note                   -             -         -                   -         15,000
                                                                                                                              -
Shares issued related to Series D financing                        -             -         -                   -        944,000
                                                                                                                              -
Net loss for the year ended December 31, 2002                      -             -         -         (19,898,000)   (19,898,000)
                                                         ------------   ----------- ------------  --------------- --------------

BALANCE, DECEMBER 31, 2002                                 1,360,000             -    32,000        (194,007,000)    (8,599,000)

Issuance of common stock under equity lines of credit              -             -         -                   -      9,931,000

Expiration of warrants                                       (26,000)            -         -                   -              -

Cumulative foreign currency translation adjustment                 -             -    (2,000)                  -         (2,000)

Additional shares issued due to reverse split                      -             -         -                   -              -

Shares issued related to Series D financing                        -             -         -                   -      1,816,000

Net loss for year ended December 31, 2003                          -             -         -         (13,543,000)   (13,543,000)
                                                         ------------   ----------- ------------  --------------- --------------

BALANCE, DECEMBER 31, 2003                               $ 1,334,000    $        -  $ 30,000      $ (207,550,000) $ (10,397,000)
                                                         ============   =========== ============  =============== ==============


          See accompanying notes to consolidated financial statements.

                               Fonix Corporation
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Years Ended December 31,
                                                                               ----------------------------------------------------
                                                                                    2003              2002              2001
                                                                               ---------------   ----------------  ----------------
Cash flows from operating activities:
    Net loss                                                                   $  (13,543,000)   $   (19,898,000)  $   (31,061,000)
    Adjustments to reconcile net loss to net cash used in operating activities:
       Non-cash expense related to the issuance of debentures,
       warrants, preferred and common stock                                           640,000                  -            63,000
       Non-cash compensation expense related to issuance and
         extension of stock options                                                         -                  -            16,000
       Accretion of discount on note receivable from affiliate                        (21,000)           (19,000)          (19,000)
       Accretion of discount on notes payable                                         868,000            513,000           164,000
       Amortization of deferred loan costs                                                  -             35,000                 -
       Loss on disposal of property and equipment                                           -             13,000            69,000
       Amortization of investment in affiliate                                        167,000            167,000                 -
       Losses on asset disposals                                                      179,000                  -                 -
       Impairment losses                                                            1,126,000          1,114,000         8,712,000
       Depreciation and amortization                                                  389,000            502,000         2,850,000
       Equity in net loss of affiliate                                                193,000            289,000           373,000
       Gain on sale of affiliate                                                      (53,000)                 -                 -
       Foreign exchange gain                                                           (5,000)            29,000             3,000
       Changes in assets and liabilities:
         Accounts receivable                                                           23,000              5,000           118,000
         Inventory                                                                     49,000            (15,000)          (37,000)
         Prepaid expenses and other current assets                                    105,000            (81,000)          (90,000)
         Accrued interest on funds held in escrow                                           -                  -           151,000
         Other assets                                                                  50,000             (2,000)          (18,000)
         Accounts payable                                                            (320,000)         1,998,000           430,000
         Accrued payroll and other compensation                                     1,698,000          5,266,000                 -
         Other accrued liabilities                                                   (474,000)           749,000           294,000
         Deferred revenues                                                           (314,000)          (196,000)          373,000
                                                                               ---------------   ----------------  ----------------

       Net cash used in operating activities                                       (9,243,000)        (9,531,000)      (17,609,000)
                                                                               ---------------   ----------------  ----------------

Cash flows from investing activities:
    Repayment of notes receivable                                                     403,000                  -                 -
    Issuance of notes receivable                                                            -           (880,000)         (630,000)
    Purchase of property and equipment                                                 (9,000)           (83,000)         (586,000)
    Issuance of note receivable from affiliate                                              -                  -          (303,000)
    Inestment in affiliate                                                                  -                  -          (200,000)
    Purchase of assets from Force Computers, Inc.                                           -                  -          (220,000)
    Proceeds from sale of HealthCare Solutions Group                                        -                  -         2,000,000
                                                                               ---------------   ----------------  ----------------

       Net cash provided by (used in) investing activities                            394,000           (963,000)           61,000
                                                                               ---------------   ----------------  ----------------

Cash flows from financing activities:
    Proceeds from issuance of Class A common stock, net                             9,686,000          9,935,000        17,419,000
    Proceeds from issuance of notes payable                                                 -          1,962,000                 -
    Principal payments on notes payable                                            (1,051,000)        (1,030,000)                -
    Payments on note payable to affiliate                                                   -           (550,000)       (1,050,000)
    Advance on Series I Preferred stock                                               240,000                  -                 -
    Principal payments on capital lease obligation                                          -                  -           (44,000)
    Proceeds from exercise of stock options and warrants                                    -                  -            10,000
                                                                               ---------------   ----------------  ----------------

       Net cash provided by financing activities                                    8,875,000         10,317,000        16,335,000
                                                                               ---------------   ----------------  ----------------

Net (decrease) increase in cash and cash equivalents                                   26,000           (177,000)       (1,213,000)

Cash and cash equivalents at beginning of period                                       24,000            201,000         1,414,000
                                                                               ---------------   ----------------  ----------------

Cash and cash equivalents at end of period                                     $       50,000    $        24,000   $       201,000
                                                                               ===============   ================  ================

     See accompanying notes to condensed consolidated financial statements.

                                Fonix Corporation
                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

                                                                            Years Ended December 31,
                                                           -------------------------------------------------------------
                                                                 2003                 2002                2001
                                                           ------------------   -------------------  -------------------
Supplemental Disclosure of Cash Flow Information
      Cash paid during the year for interest               $         44,000     $        60,000      $       171,000
      Cash paid during the year for income taxes                        -                 4,000                3,000

Supplemental Schedule of Non-cash Investing and Financing Activities

For the Year Ended December 31, 2003:

     Issued 7,359,080 shares of Class A common stock in conversion of $850,000 of Series D Debentures principal and $41,000 of related accrued interest.

     Converted $113,768 of accounts payable into a note payable

     Issued 639,732 of Class A common stock for $245,000 subscription receivable

For the Year Ended December 31, 2002

     Warrants for 20,625 shares of Class A common stock, valued at $1,472,400 expired

     Amortization of deferred consulting expense in the amount of $18,000

For the Year Ended December 31, 2001

     Preferred stock dividends of $9,000 were accrued on Series D and Series F preferred stock.

     Converted 164,500 shares of Series D preferred stock and related dividends of $321,000 into 349,461 shares of Class A common stock.

     Converted 6,073 shares of Series F preferred stock and related dividends of $7,000 into 12,977 shares of Class A common stock.

     Issued warrants for the purchase of 250,000 shares of Class A common stock as consideration for a perpetual, nonexclusive technology license valued at $63,000.

     Issued a non-interest bearing promissory note in the amount of $2,600,000 to purchase 4,270 shares of Series A preferred stock of Audium Corporation.

     Issued a non-interest bearing promissory note in the amount of $1,280,000 to purchase tangible and intangible assets from Force Computers, Inc.

     Entered into a capital lease obligation for equipment in the amount of $29,000. Issued a note payable for purchase of equipment in the amount of $19,000.

     Issued 1,828 shares of Class A common stock for $853,000 in subscriptions receivable.

          See accompanying notes to consolidated financial statements.

1.  NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Fonix Corporation and subsidiaries (collectively, the "Company" or "Fonix") are engaged in developing, acquiring and marketing proprietary speech-enabling technologies. The Company's speech-enabling technologies include automated speech recognition ("ASR") and text-to-speech ("TTS"). The Company offers its speech-enabling technologies to markets for embedded automotive and wireless and mobile devices, computer telephony and server solutions and personal software for consumer applications. The Company has received various patents for certain elements of its core technologies and has filed applications for other patents covering various aspects of its technologies. The Company seeks to develop relationships and strategic alliances with third-party developers and vendors in telecommunications, computers, electronic devices and related industries, including producers of application software, operating systems, computers and microprocessor chips. Revenues are generated through licensing of speech-enabling technologies, maintenance contracts and services.

Unaudited Pro Forma Financial Information - On February 24, 2004, Fonix acquired all of the capital stock of LTEL Holdings Corporation ("LTEL") and its wholly-owned subsidiaries, LecStar Telecom, Inc. and LecStar DataNet, Inc., as discussed in Note 2. Also, the Company agreed to issue to Breckenridge 3,250 shares of 8% Series I convertible preferred stock (the "Preferred Stock") for an aggregate purchase price of $3,250,000, net of the private placement funds which the Company had already received also discussed in Note 11. The Preferred Stock was issued under a purchase agreement dated as of December 31, 2003 and the transaction closed on January 29, 2004.

The unaudited pro forma consolidated balance sheet as of December 31, 2003 has been prepared to present the effects of the acquisition of LTEL and its subsidiaries and the issuance of the Preferred Stock as though the transactions had occurred on December 31, 2003. The unaudited pro forma loss per share for the year ended December 31, 2003 has been prepared to present the effects of the acquisition of LTEL and the issuance of the Preferred Stock as though they had occurred on January 1, 2003. The unaudited pro forma financial information is illustrative of the effects of the acquisition and the issuance of the Preferred Stock and does not necessarily reflect the financial position or results of operations that would have resulted had the acquisition occurred at those dates. In addition, the pro forma financial information is not necessarily indicative of the results that may be expected for the year ending December 31, 2004, or any other period.

Business Condition - For the years ended December 31, 2003, 2002 and 2001, the Company generated revenues of $2,384,000, $3,065,000 and $581,000, respectively, incurred net losses of $13,543,000, $19,898,000 and $31,062,000, respectively, and had negative cash flows from operating activities of $9,243,000, $9,531,000 and $17,609,000, respectively. As of December 31, 2003, the Company had an accumulated deficit of $207,550,000, negative working capital of $13,188,000, accrued employee wages of $6,964,000, and accounts payable over 60 days past due of $2,019,000. The Company expects to continue to incur significant losses and negative cash flows from operating activities through at least December 31, 2004, primarily due to significant expenditure requirements associated with marketing and developing its speech-enabling technologies.

The Company's cash resources, limited to collections from customers, draws on the fifth equity line and loans, are not sufficient to cover operating expenses. As a result, payments to employees and vendors have been delayed. The Company significantly reduced its workforce during 2002. At December 31, 2003, unpaid compensation payable to current and former employees amounted to approximately $6,964,000 and vendor accounts payable amounted to approximately $2,650,000. The Company has not been declared in default under the terms of any material agreements.

These factors, as well as the risk factors set out elsewhere in the Company's Annual Report on Form 10-K, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Subsequent to December 31, 2003, Fonix acquired LecStar (see Note 2). Management plans that LecStar will provide the Company with an additional revenue stream that will increase funds available for working capital. Management also intends to utilize LecStar's customer base as a marketing channel for the Company's speech-enabling technologies. The Company agreed to issue to Breckenridge 3,250 shares of 8% Series I convertible preferred stock for an aggregate purchase price of $3,250,000, net of the private placement funds which the Company had already received (see Note 11). The Company intends to use the net proceeds from the Series I preferred shares for working capital and for repayment of the Company's liabilities. Management plans to fund further operations of the Company through proceeds from additional issuance of debt and equity securities and from cash flows from future license and royalty arrangements and from LecStar's telecommunication operations. There can be no assurance that management's plans will be successful.

Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Fonix Korea Sales Group, Ltd., Fonix/AcuVoice, Inc. and Fonix/Papyrus, Inc. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20 to 50 percent owned affiliates are accounted for using the equity method (see Note 5).

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The book values of the Company's assets and liabilities approximate their fair values. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Concentration of Credit Risks - The Company's cash and cash equivalents are maintained in bank deposit accounts which occasionally may exceed federally insured limits. Cash equivalents consist of highly-liquid securities with maturities of three months or less when purchased. The Company has not experienced any losses with respect to these deposits. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs on-going credit evaluations of its customers and maintains allowances for possible losses, which when realized, have been within the range of management's expectations.

Cash and Cash Equivalents - The Company considers all highly-liquid, short-term investments with a maturity of three months or less to be cash equivalents.

Subscriptions Receivable - Proceeds from certain issuances of the Company's equity securities prior to December 31, 2003, had not been received by the Company as of year end. The cash proceeds were subsequently received in January 2004.

Inventory - Inventory, consisting primarily of retail products, is stated at the lower of cost (first-in, first-out method) or market value.

Valuation of Long-lived Assets - The carrying values of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, the Company would project undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections were to indicate that the carrying value of the long-lived asset will not be recovered, the carrying value of the long-lived asset, other than software technology, is reduced by the estimated excess of the carrying value over the projected discounted cash flows. The determination of whether the carrying value of software technology is recoverable is discussed below in the section titled "Software Technology Development and Production Costs" within this note.

At December 31, 2001, the Company assessed the realizability of the investment in Audium and the Company wrote down the investment by $822,000. The write-down was a result of a decrease in the estimated cash flows expected to be realized from the investment due to overall decline in the economy and the potential impact on related markets for Audium's products.

Intangible Assets - Customer relations, trademarks, and patents were amortized over their estimated useful lives unless they were deemed to have indefinite useful lives. For intangible assets subject to amortization, an impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. Intangible assets deemed to have indefinite useful lives, primarily trademarks, were not amortized and were tested for impairment annually or when circumstances indicate that they may not be recoverable. An impairment exists if the carrying value of the indefinite lived intangible asset exceeds its fair value. The Company recorded a charge of $302,000 during the year ended December 31, 2003, to fully impair the carrying value of its intangible assets.

Goodwill - The excess of the cost of businesses acquired over the fair value of net tangible and intangible assets represents goodwill. Goodwill related to purchase acquisitions completed prior to June 30, 2001 was amortized on a straight-line basis over its estimated useful life through December 31, 2001. Effective January 1, 2002, amortization of goodwill ceased and thereafter, goodwill has been tested for impairment annually or whenever events or changes in circumstances indicate that it may not be recoverable. An impairment of goodwill is deemed to exist if the carrying value of the related reporting unit exceeds its estimated fair value. Through December 31, 2003, the Company was considered to be one reporting unit. The assessments of goodwill did not indicate any impairment through December 31, 2003.

Revenue Recognition - The Company recognizes revenues in accordance with the provisions of Statement of Position No. 97-2, "Software Revenue Recognition" and related interpretations. The Company generates revenues from licensing the rights to its software products to end users and from royalties. It also generates service revenues from the sale of consulting and development services.

Revenues of all types are recognized when acceptance of functionality, rights of return, and price protection are confirmed or can be reasonably estimated, as appropriate. Revenues from development and consulting services are recognized on a completed-contract basis when the services are completed and accepted by the customer. The completed-contract method is used because the Company's contracts are either short-term in duration or the Company is unable to make reasonably dependable estimates of the costs of the contracts. Revenue for hardware units delivered is recognized when delivery is verified and collection assured.

Revenue for products distributed through wholesale and retail channels and through resellers is recognized upon verification of final sell-through to end users, after consideration of rights of return and price protection. Typically, the right of return on such products has expired when the end user purchases the product from the retail outlet. Once the end user opens the package, it is not returnable unless the medium is defective.

When arrangements to license software products do not require significant production, modification or customization of software, revenue from licenses and royalties are recognized when persuasive evidence of a licensing arrangement exists, delivery of the software has occurred, the fee is fixed or determinable, and collectibility is probable. Post-contract obligations, if any, generally consist of one year of support including such services as customer calls, bug fixes, and upgrades. Related revenue is recognized over the period covered by the agreement. Revenues from maintenance and support contracts are also recognized over the term of the related contracts.

Revenues applicable to multiple-element fee arrangements are bifurcated among the elements such as license agreements and support and upgrade obligations using vendor-specific objective evidence of fair value. Such evidence consists primarily of pricing of multiple elements as if sold as separate products or arrangements. These elements vary based upon factors such as the type of license, volume of units licensed, and other related factors.

Deferred revenue as of December 31, 2003, consisted of the following:


          Description                    Criteria for Recognition                Amount
-------------------------------- ----------------------------------------- -------------------
-------------------------------- ----------------------------------------- -------------------

Deferred unit royalties and      Delivery of units to end users or
license fees                     expiration of contract                     $       535,000

Deferred customer support        Expiration of period covered by support
                                 agreement                                            5,000
                                                                           -------------------
                                                                           -------------------

Total Deferred revenue                                                       $      540,000
                                                                           ===================

Cost of revenues from license, royalties, and maintenance consists of costs to distribute the product, installation and support personnel compensation, amortization and impairment of capitalized speech software costs, licensed technology, and other related costs. Cost of service revenues consists of personnel compensation and other related costs.

Software Technology Development and Production Costs - All costs incurred to establish the technological feasibility of speech software technology to be sold, leased, or otherwise marketed are charged to product development and research expense. Technological feasibility is established when a product design and a working model of the software product have been completed and confirmed by testing. Costs to produce or purchase software technology incurred subsequent to establishing technological feasibility are capitalized. Capitalization of software costs ceases when the product is available for general release to customers. Costs to perform consulting or development services are charged to cost of revenues in the period in which the corresponding revenues are recognized. Cost of maintenance and customer support are charged to expense when related revenue is recognized or when these costs are incurred, whichever occurs first.

Capitalized software technology costs were amortized on a product-by-product basis. Amortization has been recognized from the date the product is available for general release to customers as the greater of (a) the ratio that current gross revenue for a product bears to total current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the products. Amortization is charged to cost of revenues.

The Company assessed unamortized capitalized software costs for possible write down on a quarterly basis based on net realizable value of each related product. Net realizable value was determined based on the estimated future gross revenues from a product reduced by the estimated future cost of completing and disposing of the product, including the cost of performing maintenance and customer support. The amount by which the unamortized capitalized costs of a software product exceeded the net realizable value of that asset was written off.

The speech software technology was tested for impairment in December 2001. Due to the down-turn in the software industry and the U.S. economy, operating losses and cash used in operating activities during the fourth quarter of 2001 were greater than anticipated. Based on that trend, management revised estimated net future cash flows from the technology, which resulted in recognition of an impairment loss of $5,833,000 during the fourth quarter of 2001. The impairment loss was charged to cost of revenues.

Also during the fourth quarter of 2001, management of the Company determined that its handwriting recognition software ("HWR") technology was impaired. Without immediate customer prospects or current license agreements, management has chosen not to provide further funding to develop or market the HWR technology. Accordingly, the unamortized balance of $2,056,000 was recorded in cost of revenues in 2001.

During 2003, the Company modified its estimate of future cash flows to be provided by its intangible assets and determined that the carrying amount of intangibles was in excess of future cash flows provided by the intangibles. Accordingly, the Company recorded a charge of $822,000 during the year ended December 31, 2003, to fully impair the carrying value of the speech software technology.

Stock-based Compensation Plans -The Company accounts for its stock-based compensation issued to non-employees using the fair value method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." Under SFAS No. 123, stock-based compensation is determined as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for these issuances is the earlier of the date at which a commitment for performance by the recipient to earn the equity instruments is reached or the date at which the recipient's performance is complete.

At December 31, 2003, the Company has stock-based employee compensation plans, which are described more fully in Note 14. The Company accounts for the plans under the recognition method and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and the related Interpretations. Under APB Opinion No. 25, compensation related to stock options, if any, is recorded if an option's exercise price on the measurement date is below the fair value of the Company's common stock, and amortized to expense over the vesting period. Compensation expense for stock awards or purchases, if any, is recognized if the award or purchase price on the measurement date is below the fair value of the Company's common stock, and is recognized on the date of award or purchase. These accounting policies resulted in the Company not recognizing any stock-based employee compensation cost during the years ended December 31, 2003, 2002, or 2001. The effect on net loss and net loss per common share if the Company had applied the fair value recognition provisions of SFAS No. 123 to employee stock-based compensation is as follows:

                                                          2003                         2002                         2001
                                                ----------------------       ----------------------       ----------------------

Net loss, as reported                            $       (13,543,000)        $        (19,898,000)        $        (31,062,000)

Add back:  Total stock-based employee
compensation                                                       -                            -                       16,000

Deduct:  Total stock-based employee
  compensation expense determined under fair
  value based method for all awards                         (165,000)                    (477,000)                    (856,000)
                                                ----------------------       ----------------------       ----------------------

Pro forma net loss                               $       (13,708,000)        $        (20,375,000)        $        (31,902,000)
                                                ======================       ======================       ======================

Basic and diluted net loss per common share:
    As reported                                 $              (0.50)        $              (1.73)        $              (5.20)
    Pro forma                                                  (0.51)                       (1.78)                       (5.33)

Advertising Costs - Advertising costs are expensed when incurred. Total advertising expense was $111,000, $116,000 and $273,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Income Taxes - The Company recognizes deferred income tax assets or liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred income tax assets or liabilities are determined based upon the difference between the financial and income tax bases of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized.

Net Loss Per Common Share - Basic and diluted net loss per common share are calculated by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the year. At December 31, 2003, 2002, and 2001, there were outstanding common stock equivalents to purchase or receive 1,021,818 shares, 852,569 shares and 840,512 shares of common stock, respectively, that were not included in the computation of diluted net loss per common share as their effect would have been anti-dilutive, thereby decreasing the net loss per common share.

The following table is a reconciliation of the net loss numerator of basic and diluted net loss per common share for the years ended December 31, 2003, 2002, and 2001:

                                             2003                              2002                               2001
                                 -------------------------------- -------------------------------  --------------------------------
                                        Loss            Loss            Loss            Loss             Loss              Loss
                                                      Per Share                       Per Share                          Per Share
                                 ------------------- ------------  ----------------  ------------  -----------------   ------------
Loss from continuing operations  $     (13,543,000)                $  (19,898,000)                 $   (31,062,000)

Preferred stock dividends                        -                              -                           (9,000)
Net loss attributable to common
  Stockholders                   $     (13,543,000)  $    (0.50)   $  (19,898,000)   $    (1.73)   $   (31,071,000)    $    (5.20)
                                                     ============                    ============                      ============
Weighted-average common shares          26,894,005                     11,471,564                        5,978,281
  Outstanding                    ===================               ================                =================

Imputed Interest Expense and Income - Interest is imputed on long-term debt obligations and notes receivable where management has determined that the contractual interest rates are below the market rate for instruments with similar risk characteristics (see Notes 2, 5 and 7).

Foreign Currency Translation - The functional currency of the Company's Korean subsidiary is the South Korean won. Consequently, assets and liabilities of the Korean operations are translated into United States dollars using current exchange rates at the end of the year. All revenue is invoiced in South Korean won and revenues and expenses are translated into United States dollars using weighted-average exchange rates for the year.

Comprehensive Income - Other comprehensive income presented in the accompanying consolidated financial statements consists of cumulative foreign currency translation adjustments. The Company had no items of comprehensive income or loss prior to April 1, 2001.

Recently Enacted Accounting Standards - In December 2003, the Financial Accounting Standards Board (" FASB") issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities which was originally issued in January 2003. FIN 46 or revised provides guidance on the consolidation of certain entities when control exists through other entities created after January 31, 2003. The Company does not hold a variable interest in any enterprise. Accordingly, the Company does not expect the provisions of FIN 46 to have a material effect on future interim or annual financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS 150 was effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the quarter ended September 31, 2003. The adoption of SFAS 150 did not have a material impact on our consolidated financial position, results of operations or cash flows.

2.  ACQUISITIONS

LecStar Acquisition - On February 24, 2004, Fonix acquired all of the capital stock of LTEL Holdings Corporation ("LTEL") and its wholly-owned subsidiaries, LecStar Telecom, Inc. and LecStar DataNet, Inc. (collectively "LecStar"). The results of LecStar's operations will be included in the consolidated financial statements from February 24, 2004. LecStar is a regional provider of communications services, including wireline voice, data, long distance and Internet services, to business and residential customers in Southeastern United States. LecStar Telecom, Inc. is certified by the Federal Communications Commission and nine states-Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee-as a competitive local exchange carrier to provide regulated local, long distance and international telecommunications services.

Fonix acquired LecStar to provide Fonix with a recurring revenue stream, a growing customer base, new marketing channels for its products, and to reduce the cost of capital. LecStar has continued to grow its business throughout the recent downturn in the telecommunications industry; therefore, Fonix purchased LecStar because of its growing customer base, its philosophy of service to customers, its products, and the significant experience of its management team in the telecommunications industry.

In accordance with FAS No. 141, "Business Combinations," the aggregate purchase price was $13,550,000 and consisted of the issuance of 7,036,802 shares of Class A common stock valued at $4,926,000 or $0.70 per share, 2,000 shares of 5% Series H nonvoting, nonconvertible preferred stock with a stated value of $10,000 per share valued at $4,000,000, and a 5% $10,000,000 secured, six-year promissory note valued at $4,624,000. The value of the shares of Class A common stock was determined based on the average market price of the Fonix common stock over the three-day period before and after the terms of the acquisition were agreed to and announced. The values of the Series H preferred stock and the promissory note were determined based on the estimated risk-adjusted cost of capital to Fonix at the date of the acquisition. The fair value of the Series H preferred stock was based on an imputed yield rate of 25 percent per annum and the discount on the promissory note of $5,376,000 was based on an imputed interest rate of 25 percent per annum.

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. Goodwill was not recognized in connection with the acquisition of LecStar. Instead, the excess of the fair value of the net assets over the purchase price was allocated as a pro rata reduction of the amounts that otherwise would have been assigned to the long-term assets. Fonix and LecStar are in the process of determining the fair values of certain assets and liabilities; accordingly, the allocation of the purchase price is subject to refinement. At February 24, 2004, the purchase price was allocated to the assets acquired and the liabilities assumed as follows:

Current Assets                                          $2,390,000
Investments                                                245,000
Property and equipment                                     153,000
Deposits and other assets                                  990,000
Intangible assets                                       19,231,000
                                           ------------------------
      Total assets acquired                             23,009,000
                                           ------------------------
Current liabilities                                    (8,923,000)
Long-term portion of notes payable                       (536,000)
                                           ------------------------
      Total liabilities assumed                        (9,459,000)
                                           ------------------------
Net Assets Acquired                                    $13,550,000
                                           ========================

Of the $19,231,000 of acquired intangible assets, $1,154,000 was assigned to LecStar's brand name, which has an indefinite life and therefore is not subject to amortization, $15,000,000 was assigned to the local telephone exchange customer base, with a 2.9-year weighted-average useful life, and $3,077,000 was assigned to established marketing contracts and agreements with utility companies, with a 1.8-year estimated useful life. Total intangible assets subject to amortization have a weighted-average useful life of approximately 2.7 years.

Dividends on the stated value of the outstanding Series H preferred stock are payable at the rate of 5% per annum as and when declared by the Board of Directors. The annual dividend requirement is $1,000,000. If dividends are declared on Fonix's common stock, as a condition of that dividend, Fonix is required to pay three percent of the aggregate amount of such dividend to the Series H preferred shareholders. Dividends on the Series H preferred stock and interest on the promissory note are payable in cash or, at the option of Fonix, in shares of Class A common stock. Fonix has agreed to register, within 120 days of the acquisition date, the Class A common stock issued in the acquisition and 4,000,000 additional shares of Class A common stock issuable as payment of interest on the promissory note and as dividends on the Series H preferred stock. The promissory note is secured by the assets and capital stock of the Company's subsidiary and the capital stock of LTEL and LecStar.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of Fonix, the funds available for distribution, after payment to creditors and then to the holders of Fonix's Series A preferred stock of their liquidation payment, but before any liquidation payments to holders of junior preferred stock or common stock, would be payable to the holders of the Series H preferred stock (and any other subsequently created class of preferred stock having equal liquidation rights with the Series H preferred stock) in an amount equal to the stated value of the then outstanding Series H preferred stock plus any accumulated dividends thereon. The closing of any transaction or series of transactions involving the sale of all or substantially all of the assets of Fonix, LTEL or a merger, reorganization or other transaction in which holders of a majority of the outstanding voting control of Fonix do not continue to own a majority of the outstanding voting shares of the surviving corporation would be deemed to be a liquidation entitling the holders of the Series H preferred stock, at their option, to the payments described above.

Fonix has the option, but not the obligation, exercisable at any time, to redeem all or any portion of the outstanding Series H preferred stock. The redemption price is equal to any accumulated dividends on the redeemed shares plus a percentage of the $10,000 per share stated value of the redeemed shares, based on the date the redemption occurs in relation to the original issuance date as follows: before the second anniversary - 102%; thereafter but before the third anniversary - 104%; thereafter but before the fourth anniversary - 106% and thereafter - 108%. If shares of Series H preferred stock are redeemed, additional Series H preferred dividends will be recognized on the date of redemption in an amount equal to the difference between the amount paid to redeem the shares and their original fair value at the date of issuance of $2,000 per share.

Under the terms of the Series H preferred stock, the consent of the holders of 66% of the outstanding Series H preferred stock is required in order to:

     o issue securities with any rights senior to or on parity with the Series H preferred stock;

     o sell substantially all of Fonix's assets, grant any exclusive rights or license to Fonix's products or intangible assets (except in the ordinary course of business), or merge with or consolidate into any other entity in a transaction or series of related transactions, except during periods after the stated value of the outstanding Series H preferred stock is less than $5,000,000;

     o redeem any outstanding equity securities, except for previously issued options, warrants, or preferred stock, except during periods after the stated value of the outstanding Series H preferred stock outstanding is less than $5,000,000; or

     o make any changes in the rights, preferences, or privileges of the Series H preferred stock or amend the certificate of incorporation or bylaws.

On December 22, 2003, an unaffiliated third party filed a motion in Georgia state trial court seeking a temporary restraining order or other injunction that, if granted, would have attached the capital stock of the LecStar entities, limited the use and expenditure of LecStar's cash to ordinary course operations, enjoined the transfer of cash or other assets of LecStar outside the ordinary course of business, enjoined deposits of LecStar operations outside the ordinary course, made certain officers of LecStar personally subject to the order, and appointed a third party to oversee the implementation of the order. The plaintiff in that matter asserts that he has a legal judgment in the amount of $1,015,000 and accrued interest thereon against an entity that he claims to be a predecessor of LTEL as to the LecStar stock and business, and that a transfer of such stock and business in December 2002 was in violation of the Georgia fraudulent transfer statute. The Georgia state trial court denied the motions filed on December 22, 2003. The underlying legal action is still pending, however, and to the extent properly joined in such matter, LTEL and LecStar intend to vigorously defend against the claims asserted in that matter.

The principal Series H preferred stockholder has placed 300 shares of Series H preferred stock in escrow for a period of 12 months from the date of acquisition as protection with respect to breaches of representations and warranties of the LTEL selling stockholders, including any liability or payment that may arise from the above mentioned legal action.

DECtalk Assets - On December 14, 2001, the Company entered into an Asset Purchase Agreement with Force Computers, Inc., under which the Company purchased from Force tangible and intangible assets. The Company agreed to pay $150,000 in cash at closing and $1,280,000 in the form of a non-interest-bearing promissory note (see Note 7).

The purchase price of $1,460,000, including direct acquisition costs of $70,000, was allocated as follows:

     Accounts receivable...............................$       19,000
     Furniture and equipment...........................        64,000
     Speech software technology........................       935,000
     Customer relationships............................       306,000
     Trademark.........................................        42,000
     Goodwill..........................................        94,000

     Total Purchase Price..............................$    1,460,000

At December 31, 2003, the Company had fully satisfied its obligations under the purchase agreement.

3.  CONVERTIBLE NOTES RECEIVABLE

On December 1, 2001, the Company, as the lender, established a revolving line of credit and received a convertible promissory note from Unveil Technologies, Inc. ("Unveil"), that permitted Unveil to draw up to $2,000,000 for operations and other purposes. Unveil is a developer of natural language understanding solutions for customer resource management ("CRM") applications. Fonix desired to obtain a license to Unveil's CRM applications when completed and made the loan to Unveil to facilitate and expedite the development and commercialization of Unveil's speech-enabled CRM software.

During the year ended December 31, 2002, Unveil drew $880,000 on the line of credit, bringing total draws on the line of credit to $1,450,000 as of December 31, 2002. Due to limited resources available to the Company, additional requests for funding by Unveil under the line of credit were not met. The Company estimated an impairment loss during the third quarter of 2002 in the amount of $1,524,000, consisting of the outstanding balance on the line of credit plus accrued interest thereon as of that date. The Company advanced an additional $60,000 to Unveil in October 2002. This advance was treated as a research and development expense.

During the first quarter of 2003, the Company entered into an agreement to terminate the revolving line of credit and satisfy the convertible promissory note with Unveil. In full settlement of the balance of $1,450,000 due under the note, the Company received a payment of $410,000 and 1,863,636 shares of Unveil's Series A Preferred Stock (the "Unveil Preferred Stock"). Accordingly, the Company adjusted the estimated impairment, recorded in the third quarter of 2002, such that the carrying amount of the note receivable was equal to the amount received in January 2003. The Company did not allocate value to the Unveil Preferred Stock due to Unveil's overall financial condition.

4.  PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

Computer                               3 to 5 years
equipment
Furniture and                            5 years
fixtures
Leasehold                             1.5 to 8 years
improvements

Leasehold improvements are amortized over the shorter of the useful life of the applicable asset or the remaining lease term. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are included in the consolidated statements of operations in the year of disposition. Depreciation expense was $321,000, $347,000 and $384,000 for the years ended December 31, 2003, 2002, and 2001, respectively. Property and equipment consisted of the following at December 31, 2003 and 2002:

                                                                                    2003                       2002
                                                                             -------------------       ---------------------
Computer equipment                                                           $    1,170,000            $    1,223,000
Furniture and fixtures                                                              131,000                   982,000
Leasehold improvements                                                                    -                    92,000
                                                                             -------------------       ---------------------
                                                                                  1,301,000                 2,297,000
Less accumulated depreciation and amortization                                   (1,176,000)               (1,672,000)
                                                                             -------------------       ---------------------
Net Property and Equipment                                                   $      125,000            $      625,000
                                                                             ===================       =====================

5. INVESTMENT IN AFFILIATE

In February 2001, the Company entered into a collaboration agreement with Audium Corporation ("Audium") to provide an integrated platform for generating Voice XML solutions for Internet and telephony systems. Audium is a mobile application service provider that builds and operates mobile applications that allow access to Internet information and to complete online transactions using any telephone. The collaboration includes integration of the Company's technologies with Audium's mobile applications development capability.

Note Receivable - In connection with the collaboration agreement with Audium, in February and May 2001, the Company advanced an aggregate of $400,000 to Audium as a bridge loan (the "Audium Note"). The loan bore interest at a rate of 5 percent per year, had a term of four years, and was convertible into shares of Audium Series A Convertible Preferred Stock ("Audium Preferred Stock"). The Audium Note was convertible into shares of Audium Preferred Stock at a price of $1.46 per share upon the occurrence of certain events. The Audium Note was secured by Audium's intellectual property. Further, at the closing, Audium granted the Company a fully paid, worldwide, non-exclusive license to Audium's software to make, manufacture, and use the software and any derivative works if Audium declared bankruptcy or ceases to do business.

Management determined that a 12 percent annual interest rate better reflected the risk characteristics of the Audium Note. Accordingly, interest was imputed at 12 percent and the Audium Note was recorded at its original present value of $303,000. For the years ended December 31, 2003, 2002 and 2001, the Company recorded interest income of $44,000, $40,000 and $30,000, respectively, including contractual and imputed interest.

Investment in Affiliate - In April 2001, the Company closed a stock purchase agreement with Audium, wherein the Company agreed to purchase up to $2,800,000 of Audium Preferred Stock at a price of $1.46 per share. At closing, the Company paid $200,000 in cash and gave Audium a non-interest bearing note (the "Fonix Note") for the remaining $2,600,000. Interest on the Fonix Note was imputed at 12 percent resulting in a present value of $2,370,000. The resulting purchase price of the Audium Preferred Stock was $2,570,000.

Each share of Audium Preferred Stock is convertible into one share of Audium's common stock. Holders of Audium Preferred Stock are entitled to eight percent cumulative dividends, a liquidation preference in excess of the original purchase price plus any declared but unpaid dividends, anti-dilution rights, and voting rights equal to the corresponding number of common shares into which it is convertible. The stock purchase agreement also entitles Fonix to elect one member of Audium's board of directors. Audium also granted Fonix certain registration rights after the closing of a public offering by Audium.

At closing, Audium issued 14 Audium Preferred Stock certificates to Fonix, each certificate for 136,986 shares, and delivered one certificate in exchange for the initial payment of $200,000. The remaining certificates were held by Audium as collateral for the Fonix Note under the terms of a security agreement. For each payment of $200,000 or multiple payments that aggregate $200,000, Audium agreed to release to Fonix one certificate for 136,986 shares of Audium Preferred Stock.

The difference between the total purchase price of the Audium Preferred Stock and the Company's portion of Audium's net stockholders' deficit at the time of the purchase was $2,701,000, which was allocated to capitalized software technology. The excess purchase price allocated to the capitalized software technology was amortized on a straight-line basis over a period of eight years through December 31, 2010. After the impairment in the investment in Audium discussed below, the remaining excess purchase price was $1,008,000 and was amortized over the remaining portion of the 8-year period.

The investment in Audium did not provide the Company with rights to any technology developed by Audium; the Company must obtain a license should it choose to do so. Also, the Company did not own an interest sufficient to control Audium, if the Company were to convert the Audium Note to Audium Preferred Stock. As a result, management has determined that it was appropriate to account for the investment, which represented 26.7 percent of Audium's voting stock, under the equity method and not as a research and development arrangement.

Audium has incurred losses since the Company acquired the Audium Preferred Stock and as such, Audium does not have the ability to declare or pay preferred dividends on the Preferred Stock. The Company recognized losses for the years ended December 31, 2003 and 2002 and the period from April 11, 2001 through December 31, 2001 as follows:

                                                                                                                  Period From
                                                                                                                 April 11, 2001
                                                                      Year Ended           Year Ended               Through
                                                                       December             December              December 31,
                                                                       31, 2003             31, 2002                  2001
                                                                  -------------------  --------------------     -----------------
  Company share of Audium net loss                                $          193,000   $           290,000      $         98,000

  Amortization of difference between purchase price of Audium
  Preferred Stock and Company's share of Audium's net
  stockholders' deficit                                                      167,000               167,000               275,000
                                                                  -------------------  --------------------     -----------------



  Total equity in loss of affiliate                               $          360,000   $           457,000      $        373,000
                                                                  ===================  ====================     =================

A summary of the results of Audium's operations for the years ended December 31, 2003, 2002 and 2001, and net assets as of December 31, 2003, 2002 and 2001 is as follows:

                                                                       2003                    2002                 2001
                                                               ------------------      -------------------  -------------------
Net sales                                                      $         637,000       $          475,000   $         467,000
Loss from operations                                                  (1,244,000)              (1,129,000)           (821,000)
Non-operating income                                                     524,000                        -                    -
Net loss                                                                (720,000)              (1,084,000)           (862,000)

Current assets                                                 $         241,000       $        1,501,000   $         539,000
Total assets                                                           1,163,000                2,817,000           1,459,000
Current liabilities                                                    1,569,000                1,664,000             626,000
Total liabilities                                                      1,619,000                2,064,000           1,048,000
Net assets                                                     $        (456,000)      $          752,000   $         411,000
                                                               ------------------      -------------------  -------------------


The fair value of this investment was determined based on Audium's estimated future net cash flows considering the status of Audium's product development. The Company evaluated this investment for impairment annually and more frequently when indications of decline in value existed. An impairment loss that was other than temporary was recognized during the period it was determined to exist. An impairment was determined to be other-than-temporary if estimated future net cash flows were less than the carrying value of the investment. If projections indicated that the carrying value of the investment would not be recoverable, the carrying value was reduced by the estimated excess of the carrying value over the estimated discounted cash flows.

At December 31, 2001, the Company assessed the realizability of the investment in Audium and the Company wrote down the investment by $823,000. The write-down was a result of a decrease in the estimated cash flows expected to be realized from the investment due to overall decline in the economy and the potential impact on related markets for Audium's products.

Note Payable to Affiliate - The Fonix Note was payable in 13 monthly installments of $200,000 beginning on June 1, 2001, and bore no interest unless an event of default occurred, in which case it would have borne interest at 12 percent per annum. No events of default occurred. The Fonix Note was secured by shares of Audium Preferred Stock as described above.

Management determined that a 12 percent annual interest rate reflected the risk characteristics of the Fonix Note. Accordingly, interest was imputed at 12 percent and the Company recorded a present value of $2,370,000 for the note payable. For the years ended December 31, 2002 and 2001, the Company recorded interest expense of $95,000 and $164,000, respectively, related to this note. Through December 31, 2002, payments amounting to $1,800,000 had been made under the Fonix note.

Sale of Investment in Audium - On December 31, 2003, the Company entered into an agreement with Audium with respect to the Audium Note, the Fonix Note, and the Audium Preferred Stock. Under the agreement, we agreed that the balance owing under the Audium Note would be offset against the balance owing under the Fonix Note, and accordingly, the Audium Note was deemed to be paid in full. We further agreed to transfer to Audium all of our right, title, and interest in the Audium Preferred Stock in exchange for (a) Audium's deeming the Fonix Note to be paid in full; (b) Audium's granting to us a fully paid, worldwide, non-exclusive license to Audium's software to make, sell, offer for sale, and use the software and any derivative software (the specific terms of which are being finalized), to be used if Audium declares bankruptcy, defaults under the agreement, or ceases to do business for a period of 60 days; and Audium's granting to us a $1,800,000 prepaid license agreement to be applied to Audium's run-time licenses. The prepaid license has a four-year life and allows the Company to utilize run-time licenses from Audium in the Company's products. As the $1,800,000 prepaid license represents the amount of the investment the Company has made into Audium and that investment was reduced due to recognition of Fonix's portion of Audium's loss under the equity method of accounting for investments and through impairment charges during 2002, the Company did not value the prepaid license at December 31, 2003. The Company intends to utilize the licenses by offsetting the cost of run time licenses against the prepaid license. These transactions resulted in the Company recognizing a gain from the sale of Audium of $53,000 during December 2003, which gain is included in "other income (expense)" in the accompanying consolidated statements of operations.

6. GOODWILL AND INTANGIBLE ASSETS

Goodwill resulted from the purchase of assets from Force Computers, Inc. and from the acquisition of AcuVoice, Inc. The carrying value of goodwill remained unchanged at $2,631,000 during the year ended December 31, 2003. The components of intangible assets were as follows:


                                        December 31, 2003                             December 31, 2002
                                                            -----------------------------------------------------------------------
                                         Gross Carrying       Gross Carrying             Accumulated           Net Carrying Amount
                                             Amount               Amount                 Amortization
                                       -------------------- --------------------    -----------------------    --------------------
Speech software technology             $              -     $       979,000         $        (104,000)         $         874,000
Customer relationships                                -              306,000                  (31,000)                   275,000
Patents                                               -              164,000                 (164,000)        -
                                       -------------------- --------------------    -----------------------    --------------------
Total Amortizing Intangible Assets                    -     $    1,449,000          $        (299,000)                 1,150,000
                                                            --------------------    -----------------------

Indefinite-lived Intangible Assets:
Trademarks                                            -                                                                   42,000
                                       --------------------                                                    --------------------

Total Intangible Assets                $                                                                       $       1,192,000
                                       ====================                                                    ====================

Speech software technology amortization expense was $52,000, $104,000 and $1,824,000, during the years ended December 31, 2003, 2002, and 2001, respectively, and was charged to cost of revenues. The cost of patents include direct costs incurred by the Company in applying for patents covering its internally developed speech software technologies. Patent amortization expense was $0, $19,000 and $25,000 during the years ended December 31, 2003, 2002, and 2001, respectively, and was charged to selling, general and administrative expense. Amortization expense related to customer relationships was $16,000, $31,000 and $0 during the years ended December 31, 2003, 2002, and 2001 respectively, and was charged to selling, general and administrative expense.

The speech software technology was tested for impairment in December 2001. Due to the down-turn in the software industry and the U.S. economy, operating losses and cash used in operating activities during the fourth quarter of 2001 were greater than anticipated. Based on that trend, management revised estimated net future cash flows from the technology, which resulted in recognition of an impairment loss of $5,833,000 during the fourth quarter of 2001. The impairment loss was charged to cost of revenues.

During the fourth quarter of 2001, management of the Company determined that its handwriting recognition software ("HWR") technology was impaired. Without immediate customer prospects or current license agreements, management has chosen not to provide further funding to develop or market the HWR technology. Accordingly, the unamortized balance of $2,056,000 was expensed as cost of revenues in 2001.

During 2003, the Company modified its estimate of future cash flows to be provided by its intangible assets and determined that the carrying amount of intangibles was in excess of future cash flows provided by the intangibles. Accordingly, the Company recorded a charge of $1,124,000 during the year ended December 31, 2003, to fully impair the carrying value of the intangible assets. Of the impairment recognized, $822,000 related to speech software technology and was charged to cost of revenue, and $302,000 related to customer relationships and was charged to operating expenses.

Intangible assets not subject to amortization as of December 31, 2003 consisted of goodwill with a net carrying value of $2,631,000 and related entirely to the Company's speech-enabling reporting unit.

During 2002, the Company engaged Houlihan Valuation Advisors, an independent valuation firm, to assess the Company's goodwill for impairment. The resulting appraisal indicated no impairment and goodwill was not considered impaired. The Company performed an internal valuation of goodwill at June 30, 2003 and at December 31, 2003, based on the same factors used by Houlihan, and determined that the carrying value of goodwill was not impaired. However, should the Company's marketing and sales plans not materialize in the near term, the realization of the Company's goodwill could be severely and negatively impacted.

7.  PROMISSORY NOTE

On December 14, 2001, the Company entered into an Asset Purchase Agreement with Force Computers, Inc. ("Force"). As part of the consideration for the purchase price, Fonix issued a non-interest bearing promissory note on December 14, 2001, in the amount of $1,280,000. Installment payments under the note were due over the 12-month period following the date of purchase. Management determined that a seven percent annual interest rate reflects the risk characteristics of this promissory note. Accordingly, interest was imputed at seven percent and the Company recorded a discount of $40,000 for the note payable. The Company recorded interest expense of $4,000 from the purchase date through December 31, 2001and $36,000 for the year ended December 31, 2002.

As collateral for the promissory note, 175,000 shares of the Company's Class A common stock were placed into escrow. Under the terms of the escrow, the shares were not to be released to Force unless the Company was delinquent or late with respect to any payment under the note. Also, under the terms of the Asset

Purchase Agreement, Fonix was required to deposit all receipts from customers acquired in this transaction into a joint depository account. Fonix had the right to withdraw such funds; however, in the event of default on any payments to Force under the terms of the promissory note, Force had the right to withdraw funds from the depository account until the deficiency in payment was covered, at which time, Fonix could again have use of the funds. Through December 31, 2002, payments required under the note were made, except the final payment of $250,000, which remained outstanding at December 31, 2002. The remaining balance was paid during 2003.

8.  NOTES PAYABLE

During the second and third quarters of 2002, the Company entered into promissory notes with an unrelated third party in the aggregate amount of $75,000. These notes accrued interest at 12% annually and were due and payable with accrued interest during the second and third quarters of 2003. The notes had a conversion feature that allowed the holder to convert all or any portion of the principal amount and accrued interest into shares of the Company's common stock. The conversion price was calculated as the arithmetic average of the last closing bid price on each trading day during the five consecutive trading days immediately preceding the conversion. During the fourth quarter of 2003, the Company paid the notes in full.

During the first quarter of 2003, the Company entered into a promissory note with an unrelated third party converting accounts payable for outstanding lease payments (see Note 15) of $114,000 to a note payable. This note accrues interest at 10% annually and requires monthly minimum payments of the greater of $3,000 or 2% of aggregate proceeds from the Company's Third Equity Line of Credit and subsequent equity lines of credit until the note has been fully paid. Under the loan agreement, the Company may not sell or transfer assets outside of the ordinary course of business, or enter a transaction resulting in a change of control, without written permission from the creditor. Through December 31, 2003, principal payments totaling $44,000 were made under the promissory note.

9.  RELATED-PARTY NOTES PAYABLE

In connection with the acquisition of certain entities in 1998, the Company issued unsecured demand notes payable to former stockholders of the acquired entities in the aggregate amount of $1,710,000. Of the notes payable, $78,000 remain unpaid as of December 31, 2003. During 2000, the holders of these notes made demand for payment and the Company commenced negotiating with the holders of these notes to reduce the outstanding balance. No additional demands have been made and no payments have been made by the Company to the holders of these notes.


During 2002, two executive officers of the Company (the "Lenders") sold shares of the Company's Class A common stock owned by them and advanced the resulting proceeds amounting to $333,000 to the Company under the terms of a revolving line of credit and related promissory note. The funds were advanced for use in Company operations. The advances bear interest at 10 percent per annum, which interest is payable on a semi-annual basis. The entire principal, along with unpaid accrued interest and any other unpaid charges or related fees, were originally due and payable on June 10, 2003. The Company and the Lenders agreed to postpone the maturity date of the promissory note to December 31, 2003. The Company and the lenders further agreed to extend the maturity date on the promissory note to June 30, 2004. After December 11, 2002, all or part of the outstanding balance and unpaid interest may be converted at the option of the Lenders into shares of Class A common stock of the Company. The conversion price was the average closing bid price of the shares at the time of the advances. To the extent the market price of the Company's shares is below the conversion price at the time of conversion, the Lenders are entitled to receive additional shares equal to the gross dollar value received from the original sale of the shares. A beneficial conversion option of $15,000 was recorded as interest expense in connection with this transaction. The Lenders may also receive additional compensation as determined appropriate by the Board of Directors.

In October 2002, the Lenders pledged 30,866 shares of the Company's Class A common stock to the Equity Line Investor in connection with an advance of $183,000 to the Company under the Third Equity Line (see Note 12 below). The Equity Line Investor subsequently sold the pledged shares and applied $82,000 of the proceeds as a reduction of the advance. The value of the pledged shares of $82,000 was treated as an additional advance from the Lenders.

During the fourth quarter of 2003, the Company made a principal payment of $26,000 against the outstanding balance of the promissory note. The remaining balance due at December 31, 2003 was $389,000.

The aggregate advances of $389,000 are secured by the Company's intellectual property rights. As of December 31, 2003, the Lenders had deferred all interest payments due to date and had not converted any of the outstanding balance nor interest into common stock.

10.  SERIES D CONVERTIBLE DEBENTURES

On October 11, 2002, the Company issued $1,500,000 of Series D 12% Convertible Debentures (the "Debentures"), due April 9, 2003, and 194,444 shares of Class A common stock to Breckenridge Fund, LLC ("Breckenridge"), an unaffiliated third party, for $1,500,000 before offering costs of $118,000. The outstanding principal amount of the Debentures was convertible at any time at the option of the holder into shares of the Company's common stock at a conversion price equal to the average of the two lowest closing bid prices of the Company's Class A common stock for the twenty trading days immediately preceding the conversion date, multiplied by 90%.

The Company determined that Breckenridge had received a beneficial conversion option on the date the Debentures were issued. The net proceeds of $1,382,000, were allocated to the Debentures and to the Class A common stock based upon their relative fair values and resulted in allocating $524,000 to the Debentures, $571,000 to the related beneficial conversion option, $373,000 to the 194,444 shares of Class A common stock, less $86,000 of deferred loan costs. The resulting $976,000 discount on the Debentures and the deferred loan costs were amortized over the term of the Debentures as interest expense.

In connection with the issuance of the Debentures, the Company issued, as collateral to secure its performance under the Debenture, 2,083,333 shares of Class A common stock (the "Collateral Shares"), which were placed into an escrow pursuant to an escrow agreement. Under the escrow agreement, the Collateral Shares would not be released to Breckenridge unless the Company is delinquent with respect to payments under the Debenture.

The Debentures were originally due April 9, 2003. However, the Company and Breckenridge agreed in January 2003 to modify the terms of the Debentures requiring the following principal payments plus accrued interest: $400,000 in January 2003; $350,000 in February 2003; $250,000 in March 2003; $250,000 in
April 2003; and $250,000 in May 2003. Additionally, the Company agreed to release 237,584 of the Collateral Shares to Breckenridge as consideration (the "Released Shares") for revising the terms of the purchase agreement. The additional shares were accounted for as an additional discount of $285,000. The value of the shares was amortized over the modified term of the Debentures as interest expense. The Company did not make the last three payments as scheduled. Breckenridge asserted its rights under the Debenture agreement for penalties as the Company did not meet the prescribed payment schedule. Breckenridge asserted a claim of $379,000 which the Company disputed. Both parties subsequently agreed to satisfy the claim in full through the issuance of 1,550,000 shares of the Company's Class A common stock with a value of $225,000. The Company transferred the shares to Breckenridge on October 20, 2003, in full satisfaction of the claim and recorded the penalty as interest expense.

In connection with the issuance of the Debentures, the Company entered into a registration rights agreement in which the Company agreed to register the resale of the shares underlying the Debentures, the Collateral Shares, and the Released Shares. The Company filed a registration statement on Form S-2, which became effective February 14, 2003. Additionally, the Company filed another registration statement on July 2, 2003, which was declared effective on July 7, 2003, which included shares issuable to Breckenridge in connection with the Debentures. The Company is obligated to file such post-effective amendments as necessary to keep the registration statements effective as required by the registration rights agreement.

Through December 31, 2003, the Company had paid $650,000 of the outstanding principal, together with $54,000 in accrued interest. Additionally, through December 31, 2003, the holder of the Debentures converted the remaining $850,000 principal amount and $41,000 in interest into 7,359,089 shares of Fonix Class A common stock.

As part of the Debenture agreement, the Company was required to pay Breckenridge a placement fee in the amount of $350,000 payable in stock at the conclusion of the Debenture. The Company satisfied the obligation through the issuance of 2,000,000 shares of the Company's Class A common stock valued at $358,000, or $0.179 per share and 377,717 shares of the Company's Class A common stock valued at $59,000, or $0.157 per share. The Company recorded the expense as interest expense in the accompanying financial statements.

In March 2004, the Company discovered that, during 2003, an aggregate of 2,277,778 shares of Class A common stock (the "Unauthorized Shares") were inadvertently transferred to the Debenture holder as a result of (i) the issuance to the Debenture holder of a separate certificate for the Released Shares rather than issuing the Released Shares from the Collateral Shares, (ii) the unauthorized release from escrow of the original certificate representing the Collateral Shares, and (iii) the transfer to the Debenture holder of a duplicate certificate for 194,445 shares where the original certificate was not returned to the transfer agent for cancellation. The Unauthorized Shares were, therefore, in excess of the shares the Debenture holder was entitled to receive. No consideration was paid to or received by the Company for the Unauthorized Shares during 2003; therefore, the Company did not recognize the Unauthorized Shares as being validly issued during 2003. Accordingly, the Company did not deem the Unauthorized Shares to be validly outstanding at December 31, 2003, and the transfer of the Unauthorized Shares to the Debenture holder was not recognized in the accompanying consolidated financial statements during 2003.

Unaudited Subsequent Event - Upon discovering in March 2004 that the Unauthorized Shares had been transferred to the Debenture holder, the Company began an investigation of the transactions. The Company discovered that the Unauthorized Shares had all been resold by the Debenture holder, and concluded that the release from escrow of the Collateral Shares and the double issuance of the remaining Unauthorized Shares were inadvertent. The Company attempted to settle the matter with the Debenture holder but was unable to reach a settlement. Accordingly, on May 3, 2004, the Company filed a lawsuit against the Debenture holder, alleging the inadvertent transfer to and improper sale of shares of the Company's common stock by the Debenture holder. The complaint seeks (i) a declaratory judgment that the Company may set off the fair value of the Unauthorized Shares against the value the Company owes to the Debenture holder in connection with the Series I Preferred Stock transaction, (ii) judgment against the Debenture holder for the fair value of the shares, and
(iii) punitive damages from the Debenture holder for improper conversion of the shares.

11. PREFERRED STOCK

The Company's certificate of incorporation allows for the issuance of preferred stock in such series and having such terms and conditions as the Company's board of directors may designate.

Series A Convertible Preferred Stock - At December 31, 2003, there were 166,667 shares of Series A convertible preferred stock outstanding. Holders of the Series A convertible preferred stock have the same voting rights as common stockholders, have the right to elect one person to the board of directors and are entitled to receive a one time preferential dividend of $2.905 per share of Series A convertible preferred stock prior to the payment of any dividend on any class or series of stock. At the option of the holders, each share of Series A convertible preferred stock is convertible into one share of Class A common stock and in the event that the common stock price has equaled or exceeded $10 per share for a 15 day period, the shares of Series A convertible preferred stock will automatically be converted into Class A common stock. In the event of liquidation, the holders are entitled to a liquidating distribution of $36.33 per share and a conversion of Series A convertible preferred stock at an amount equal to .0375 shares of common stock for each share of Series A convertible preferred stock.

Series H Preferred Stock - As further described in Note 2, the Company has issued Series H Preferred Stock subsequent to December 31, 2003.

Series I Convertible Preferred Stock - On October 24, 2003, the Company entered into a private placement of shares of its Class A common stock with The Breckenridge Fund, LLC, a New York limited liability company ("Breckenridge"). Under the terms of the private placement, the Company agreed to sell 1,043,478 shares of our Class A common stock for $240,000 (the "Private Placement Funds").

Subsequent to the Company's receiving the Private Placement Funds, but before any shares were issued in connection with the private placement, the Company agreed with Breckenridge to rescind the private placement of the shares and to restructure the transaction. The Company retained the Private Placement Funds as an advance in connection with the restructured transaction. The Company paid no interest or other charges to Breckenridge for use of the Private Placement Funds.

Following negotiations with Breckenridge, on January 29, 2004, the Company issued to Breckenridge 3,250 shares of 8% Series I Convertible Preferred Stock (the "Preferred Stock"), for an aggregate purchase price of $3,250,000, including the Private Placement Funds which the Company had already received.
The Preferred Stock was sold under a purchase agreement (the "Purchase Agreement") dated as of December 31, 2003. The Preferred Stock has a stated value of $1,000 per share. The Preferred Stock has a stated value of $1,000 per share.

In connection with the offering of the Preferred Stock, the Company also issued to Breckenridge warrants to purchase up to 965,839 shares of the Company's Class A common stock at $0.50 per share through December 31, 2008, and issued 2,414,596 shares of our Class A common stock.

In connection with the issuance of the Preferred Stock, the Company agreed to register the resale by Breckenridge of shares issued upon conversion of the Preferred Stock, issued as payment of dividends accrued on the Preferred Stock, and issuable upon conversion of the warrants, as well as the Class A common shares.

The Preferred Stock entitles Breckenridge to receive dividends in an amount equal to 8% of the then-outstanding shares of Preferred Stock. The dividends are payable in cash or shares of our Class A common stock, at the Company's option. Aggregate annual dividend requirements for the Preferred Stock are $260,000.

The Preferred Stock is convertible into shares of our Class A common stock as follows:

     o The conversion of the first $250,000 of the Preferred Stock shall be as follows: (i) for conversion occurring prior to the date on which the SEC declares a registration statement effective (the "Effective Registration Date") and through the tenth business day following the Effective Registration Date, the conversion price shall be the lower of $0.23 per share or 87.5% of the average of the two lowest closing bid prices over the twenty trading days prior to the conversion date; and (ii) for conversion occurring on or after the eleventh business day following the Effective Registration Date, the conversion price shall be $0.23 per share.

     o The remaining $3,000,000 of the Preferred Stock may be converted into common stock of the Company at the option of the holder by using a conversion price which shall be the lower of (1) $0.75 per share or
          (2) 87.5% of the average of the two lowest closing bid prices for the twenty-day trading period prior to the conversion date.

Under the terms of the purchase agreement, the Company agreed to establish an escrow account (the "Escrow Account"), into which it deposits funds which can be used for the Company's optional redemption of the Preferred Stock, or which may be used by Breckenridge to require the Company to redeem the Preferred Stock if the Company has defaulted under the purchase agreement. The conditions of deposit into the Escrow Account are as follows:

     o If, prior to August 31, 2004, there has not been a declared default under the purchase agreement, the Company will deposit into the Escrow Account 25% of any amount it receives in excess of $1,000,000, calculated per put, under the terms of the Fifth Equity Line of Credit, or other similar equity line of financing arrangement.

     o If, prior to August 31, 2004, there has been a declared default under the preferred stock purchase agreement, the Company will deposit into the Escrow Account 33% of any amount the Company receives in excess of

          $1,000,000, calculated per put, under the terms of the Fifth Equity Line or other similar equity line of financing arrangement.

In the event that there remains in the Escrow Account amounts  following  either
(i) the conversion of all of the outstanding shares of Preferred Stock, together with any accrued and unpaid dividends thereon, or (ii) redemption of all of the outstanding shares of Preferred Stock, together with any accrued and unpaid dividends thereon, those remaining amounts shall be released from the Escrow Account to the Company.

The Company has granted Breckenridge a first lien position on the Company's intellectual property assets as security under the Purchase Agreement. Breckenridge has agreed to release such lien upon the registration of the Company's Class A common stock, as outlined above, becoming effective and the Company depositing $2,000,000 in the Escrow Account.

Redemption of the Preferred Stock, whether at our option or that of Breckenridge, requires the Company to pay, as a redemption price, the stated value of the outstanding shares of Preferred Stock to be redeemed, together with any accrued but unissued dividends thereon, multiplied by (i) 110% for any redemption occurring within 90 days after the closing date of the issuance of the Preferred Stock; (ii) 115% for any redemption occurring between the 91st day but before the one hundred fiftieth 150th day after the closing date of the issuance; (iii) 120% for any redemption occurring between the 151st day and the second anniversary of the closing date of the issuance; and (iv) 130% for any payment of the redemption price occurring on or after the second anniversary of the closing date of the issuance.

The Company has allocated the proceeds from the issuance of the Series I Preferred Stock, warrants, additional shares and fee shares as follows: $261,000 was allocated to the warrants, $730,000 was allocated to the common shares, $429,000 to the Series I Preferred Stock, and $1,830,000 to a beneficial conversion option. The amounts allocated to the warrants, common shares and the beneficial conversion option will result in a discount on the Series I Preferred Stock that will be fully amortized at the date of issuance, resulting in the recognition of a dividend on the Series I Preferred Stock of $2,821,000 on January 29, 2004. The Series I Preferred Stock will be recorded as an item of stockholders' deficit for the face amount of $3,250,000.

12.  CONVERTIBLE PROMISSORY NOTE AND EQUITY LINES OF CREDIT

Convertible Promissory Note - In June 2000, the Company executed a convertible promissory note (the "2000 Note") with a private investor in the amount of $7,500,000, against which the Company was permitted to draw funds as needed for operating purposes. The 2000 Note bore interest at six percent annually, compounded monthly, and was due September 30, 2001. Principal drawn under the terms of the 2000 Note was designated as the "Initial Investment Amount" under the Private Equity Line Agreement described below. The investor had the right to convert, at its option, all or any portion of the outstanding principal and interest into shares of Class A common stock at the lesser of $0.75 or 85 percent of the average of the three lowest closing bid prices of Class A common stock in the 20-day trading period prior to the date of conversion. During 2000, the Company drew the entire amount available under the 2000 Note and recorded $106,000 as interest expense. Principal and interest were converted into 288,619 shares of Class A common stock. The Company also recorded a beneficial conversion feature as interest expense in the amount of $3,448,000 related to borrowings under the 2000 Note.

Equity Line of Credit - In August 2000, the Company entered into a Private Equity Line Agreement ("Equity Line") with the same investor ("Equity Line Investor") which gave the Company the right to draw up to $20,000,000 for operations and other purposes. The Initial Investment Amount of $7,500,000 was drawn as part of the 2000 Note described above. The balance remaining under the Equity Line was available to the Company through a mechanism of draws and puts of stock. The Company was entitled to draw funds and to "put" to the Equity Line Investor shares of Class A common stock in lieu of repayment of the draw. The number of shares issued was determined by dividing the dollar amount of the draw by 90 percent of the average of the two lowest closing bid prices of Class A common stock over the seven trading-day period following the date the Company tendered the put notice. The Equity Line Investor funded the amounts requested by the Company within two trading days after the seven trading-day period.

From its inception through December 31, 2000, draws taken under the Equity Line, excluding the Initial Investment Amount, amounting to $3,974,000, less commissions and related fees of $119,000, were converted into 312,317 shares of Class A common stock. During 2001, draws amounting to $5,510,000, less commissions and related fees of $165,000, were converted into 658,829 shares of Class A common stock.

For the year ended December 31, 2002, the Company received $3,618,000 in funds drawn under the Equity Line, less commissions and fees of $85,000, and issued 1,017,323 shares of Class A common stock to the Equity Line investor.

Second Equity Line of Credit - In April 2001, the Company entered into a second private equity line agreement (the "Second Equity Line") with the Equity Line Investor. Under the Second Equity Line, the Company had the right to draw up to $20,000,000 under terms substantially identical to the initial Equity Line.

From the inception of the Second Equity Line through December 31, 2001, draws under the Second Equity Line amounting to $13,425,000, less commissions and fees of $498,000, were converted to 2,950,325 shares of Class A common stock.

For the year ended December 31, 2002, the Company received $5,740,000 in funds drawn under the Second Equity Line, less commissions and fees of $190,000, and issued 2,339,675 shares of Class A common stock to the Equity Line investor.

Third Equity Line of Credit - In June 2002, the Company entered into a third equity line agreement (the "Third Equity Line") with a third party investor (the "Equity Line Investor"). Under the Third Equity Line, the Company had the right to draw up to $20,000,000 under terms substantially identical to the initial Equity Line. On June 27, 2002, the Company filed with the SEC a registration statement on Form S-2 to register the resale of up to 5,000,000 shares of the Company's Class A common stock by the Equity Line Investor, which became effective during January 2003. During the third and fourth quarters of 2002, the Equity Line Investor advanced the Company $183,000 against future draws on the Third Equity Line (see Note 9). The balance owing on the advance was included in accrued liabilities in the accompanying financial statements at December 31, 2002. As of December 31, 2002, no shares had been issued under the Third Equity Line.

For the year ended December 31, 2003, the Company received $2,625,000 in funds drawn under the Third Equity Line, less commissions and fees of $62,000, and issued 5,000,000 shares of Class A common stock to the Equity Line Investor.
Fourth Equity Line of Credit - On May 12, 2003, the Company entered into a fourth private equity line agreement (the "Fourth Equity Line Agreement") with the Equity Line Investor. The Company subsequently terminated the Fourth Equity Line Agreement before any funds were advanced and before any shares were issued.

Fifth Equity Line of Credit - The Company entered, as of July 1, 2003, into a fifth private equity line agreement (the "Fifth Equity Line Agreement") with the Equity Line Investor, on terms substantially similar to those of the Third Equity Line. Under the Fifth Equity Line Agreement, the Company has the right to draw up to $20,000,000 against an equity line of credit ("the Fifth Equity Line") from the Equity Line Investor. The Company is entitled under the Fifth Equity Line Agreement to draw certain funds and to put to the Equity Line Investor shares of the Company's Class A common stock in lieu of repayment of the draw. The number of shares to be issued is determined by dividing the amount of the draw by 90% of the average of the two lowest closing bid prices of the Company's Class A common stock over the ten trading days after the put notice is tendered. The Equity Line Investor is required under the Fifth Equity Line Agreement to tender the funds requested by the Company within two trading days after the ten-trading-day period used to determine the market price.

In connection with the Fifth Equity Line Agreement, the Company granted registration rights to the Equity Line Investor and filed a registration statement on Form S-2, which covered the resales of the shares to be issued under the Fifth Equity Line. The Company is obligated to maintain the effectiveness of the registration statement.

The Company entered into an agreement with the Equity Line Investor to cease further draws or issuance of shares under the Third Equity Line, as well as the two prior equity lines. Additionally, the Fourth Equity Line was terminated prior to any draws or puts of stock. As such, the only active equity line of credit as of March 26, 2004 is the Fifth Equity Line.

For the year ended December 31, 2003 the Company received $7,122,000 in funds and a subscription receivable of $245,000 drawn under the Fifth Equity Line, less commissions and fees of $291,000, and issued 25,494,145 shares of Class A common stock to the Equity Line Investor.

13.  COMMON STOCK AND COMMON STOCK SUBJECT TO REDEMPTION

Reverse Stock Split - On March 24, 2003, the Company's shareholders approved a one-for-forty reverse stock split to its outstanding Class A common stock and common stock options and warrants. The stock split has been retroactively reflected in the accompanying consolidated financial statements for all periods presented.

Common Stock - On July 12, 2002, shareholders approved an amendment to the Company's Certificate of Incorporation to increase the authorized common stock of the Company from 500,000,000 shares to 800,000,000 shares. The Company can issue these shares as either Class A voting Common Stock or Class B non-voting Common Stock.

During 2003, the Company issued 42,023,454 shares of Class A common stock. Of such shares, 30,494,145 were issued upon conversion of draws on the equity lines, 11,524,390 were issued in connection with the Company's Series D Debentures (see Note 10) and 4,919 were issued due to converting fractional shares in connection with the Company's reverse stock split.

During 2002, the Company issued 3,551,442 shares of Class A common stock. Of such shares, 3,356,998 shares were issued upon conversion of draws on the equity lines and 194,444 were issued in connection with the sale of the Company's Series D Debentures (see Note 10).

During 2001, the Company issued 3,972,466 shares of Class A common stock. Of such shares, 3,609,154 shares were issued upon conversion of draws on the equity lines, 362,438 shares were issued in connection with the conversion of Series D preferred shares and 875 shares were issued in connection with the exercise of options. At the annual meeting of shareholders held on July 18, 2001, the shareholders of the Company approved an increase in the number of common shares authorized from 300,000,000 to 500,000,000.

14. STOCK OPTIONS AND WARRANTS

Common Stock Options - In 1998, the Company's board of directors and shareholders approved the 1998 Stock Option and Incentive Plan for directors, employees and other persons acting on behalf of the Company, under which the aggregate number of shares authorized for issuance was 250,000. The Company subsequently discovered that it had issued 253,581 options in excess of the aggregate number authorized under the plan. In 2004, the Company's board of directors approved an increase in the number of shares under the Plan from 250,000 to 550,000 to cover the additional options issued. As of December 31, 2003, there were no additional shares available for grant under this plan.

In 1997, the Company's board of directors approved the 1997 Stock Option and Incentive Plan for directors, employees and other persons acting on behalf of the Company, under which the aggregate number of shares authorized for issuance is 187,500. As of December 31, 2003, there were no shares remaining for grant under this plan. As of December 31, 2003, shares available for grant under this plan were 97,442.

In 1996, the Company's board of directors and shareholders approved the 1996 Directors' Stock Option Plan, under which the aggregate number of shares of Class A common stock authorized for issuance is 135,000. The plan provides that each director shall receive options to purchase 5,000 shares of Class A common stock for services rendered as a director during each entire calendar year or portion of a calendar year in excess of six months. The exercise price of such options is the closing market price of the Class A common stock on the date the options are granted. The option term is 10 years from date of grant. As of December 31, 2003, shares available for grant under this plan were 65,000.

In 1996, the Company's board of directors approved a Long-Term Stock Investment and Incentive Plan for officers, key employees and other persons acting on behalf of the Company under which the aggregate number of shares authorized for issuance is 22,500. The exercise price of these options is the closing market price of the Class A common stock on the date the options are granted. The term of the plan is 10 years and options are subject to a three-year vesting schedule, pursuant to which one-third of the total number of options granted may be exercised each year. As of December 31, 2003, shares available for grant under this plan were 22,125.

In 2003, 2002, and 2001, options to purchase 0 shares, 25,000 shares and 37,500 shares, respectively, of Class A common stock were issued to directors who were also executive officers of the Company for compensation and other services rendered to the Company.

A summary of options granted under the Company's various stock option plans for the years ended December 31, 2003, 2002 and 2001 is presented below:

                                                  2003                           2002                          2001
                                     ------------------------------- ----------------------------- ------------------------------
                                      Stock Options     Weighted     Stock Options    Weighted      Stock Options    Weighted
                                                         Average                                                      Average
                                                        Exercise                      Average                        Exercise
                                                          Price                     Exercise Price                      Price
                                     ----------------- ------------- -------------- -------------- ---------------- -------------
Outstanding at beginning of the year        634,652    $      65.60       601,970   $       73.60       496,442     $     118.80
     Granted                                261,125            0.22       157,225            3.20       203,374             8.80
     Exercised                                    -               -             -               -          (875)           15.60
     Forfeited or canceled                  (86,876)          37.27      (124,543)          27.20       (96,971)          169.20
                                     -----------------               --------------                ----------------
Outstanding at end of the year              808,901           47.41       634,652           65.60       601,970            73.60
                                     =================               ==============                ================
Exercisable at the end of the year          461,850    $      81.73       443,183   $       90.80       424,548     $     100.00
                                     =================               ==============                ================

A summary of options outstanding and options exercisable under the Company's various stock option plans at December 31, 2003 is presented below:

                                              Options Outstanding                             Options Exercisable
        --------------------- ----------------------------------------------------     -----------------------------------
           Range of Exercise          Number        Weighted Average     Weighted         Number Exercisable      Weighted
                                                                          Average
                                                       Remaining         Exercise                                 Average
                Prices             Outstanding      Contractual Life       Price                               Exercise Price
        ------------------------ ----------------- ------------------- --------------     -------------------- ---------------
             $ 0.21 -   2.00               283,625      9.3 years            $   0.36                   20,833        $   2.00
               3.60 -   4.00                86,129      8.1 years                3.62                   30,684            3.65
               5.60 -   8.40                95,646      7.9 years                5.89                   73,959            5.96
              11.20 -  43.60               157,006      6.3 years               27.58                  149,879           27.46
              47.20 - 340.00               186,495      3.7 years              177.16                  186,495          177.16
                                 -----------------                                        --------------------
            $ 0.21 - 340.00               808,901       7.1 years               47.41                  461,850           81.73
                                 =================                                        ====================


The weighted average fair value of options granted during the years ended December 31, 2003, 2002, and 2000 were $0.19, $3.20 and $7.60, respectively.

The fair value of options and warrants is estimated on the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during 2003, 2002, and 2001:

                               2003              2002            2001
Risk-free interest rate        3.39%             4.99%          4.66%
Expected dividend yield        0.0%              0.0%            0.0%
Expected exercise lives       5 years           5 years        5 years
Expected volatility            134%              137%            132%

The estimated fair value of options granted is subject to the assumptions made, and if the assumptions were to change the estimated fair value amounts could be significantly different.

Warrants - A summary of warrants granted by the Company during the years ended December 31, 2003, 2002, and 2001 is presented below:

                                                  2003                            2002                            2001
                                     -------------------------------  ------------------------------  ------------------------------
                                        Shares         Weighted          Shares        Weighted          Shares        Weighted
                                                       Average                         Average                          Average
                                                    Exercise Price                  Exercise Price                  Exercise Price
                                     -------------- ----------------  ------------- ----------------  -------------- ---------------
Outstanding at beginning of the year     51,250     $         25.60        71,875   $         90.00         86,750   $       82.40

   Granted                                   --                  --            --                --          6,250            13.20
   Forfeited                             (5,000)              45.00       (20,625)           249.60        (21,125)           36.80
                                     --------------                   -------------                   --------------
Outstanding at end of the year           46,250               23.51        51,250             25.60         71,875            90.00
Exercisable at end of the year           46,250               23.51        51,250             25.60         71,875            90.00
                                     ==============                   =============                   ==============

15.  RELATED-PARTY TRANSACTIONS

SCC Asset Management Inc. - SCC Asset Management, Inc. ("SCC"), formerly Studdert Companies Corp., is a Utah corporation that previously provided investment and management services to the Company. Two of the officers, directors and owners of SCC are directors and executive officers of the Company. A third officer, director and owner of SCC is a former director and executive officer of the Company. The Company rented office space under subleased office space from SCC. Payments under the leases are guaranteed by three officers, owners and directors of SCC noted above. The subleases required monthly payments of $10,000. Expenses relating to the sublease amounted to $0 in 2003, $137,000 in 2002 and $149,000 in 2001. During October 2002, the Company assumed SCC's lease obligation. The leases were terminated effective February 2003. On March 18, 2003, the Company executed a promissory note with Zions Securities, the lessor, in the amount of $114,000 covering outstanding lease payments (see Note
8).

Other Transactions - The secretary of the Company is a partner in a law firm that the Company has used to provide legal services. During 2003, 2002 and 2001, the Company incurred expenses of approximately $538,000, $756,000, and $847,000, respectively, to the law firm for services provided to the Company.

16.  RESEARCH AND PRODUCT DEVELOPMENT

IMC2 - In March 1998, the Company entered into a professional services agreement with IMC2, a research and development entity, to provide assistance to the Company in the continuing development of specific ASR technologies. The president of IMC2 is also the president of Synergetics and Adiva. The agreement was for an initial term of 36 months and required the Company to make monthly payments of $22,000. In February 2001, the Company and IMC2 agreed to extend the contract on a month-to-month basis. Under the terms of the agreement, the Company expended $220,000 in 2003, $282,000 in 2002 and $391,000 in 2001 for
research and development efforts provided by IMC2.

Advocast - In July 1997, the Company entered into an arrangement with Advocast, Inc. ("Advocast"), an Internet research and development entity, whereby Advocast assisted the Company in development of technologies to create and locate searchable databases on the Internet through the use of interactive video and voice technologies. Under the terms of the arrangement, the Company paid $817,000 in 1998 and $705,000 in 1997 for Advocast research and development efforts.

On November 25, 1998, Advocast issued 60,200 shares of Advocast Series A 6% convertible preferred stock ("Advocast Preferred Stock") to the Company and the chief executive officer of the Company became a director of Advocast. The Advocast Preferred Stock, if converted to Advocast common stock, represented less than 20 percent of the total outstanding shares of Advocast voting common stock. Advocast is a development stage company with minimal operations and no market for its stock. As a result, there was substantial uncertainty as to the value of the Advocast Preferred Stock and the Company did not record a value for the Advocast shares in its consolidated financial statements.

On February 26, 2001, Fonix agreed to provide to Advocast an additional $100,000 of financing under the terms of a six percent secured convertible debenture due February 26, 2002. Fonix advanced $57,000 under the debenture. The debenture was convertible into shares of Advocast common stock at a rate of $8.62 per share at the option of Fonix. Furthermore, Fonix had the right to convert its Advocast Preferred Stock into additional principal under the debenture at a rate of $25 per share of Advocast Preferred Stock. If converted, the resulting balance due under the debenture was subject to the same terms of conversion into Advocast common stock or became due and payable six months following the original due date of the convertible debenture. Advocast and Fonix also agreed that Advocast would provide consulting services to Fonix for development of Internet applications of the Company's technologies. The term of the agreement was three months and could be renewed at the Company's option for an additional three months. Fonix paid $30,000 to Advocast pursuant to the consulting agreement.

On June 18, 2001, Fonix canceled the debenture, terminated the consulting agreement, agreed that Advocast could redeem the Advocast Preferred Stock owned by Fonix and issued warrants to Advocast for the purchase of 6,250 shares of Fonix Class A common stock at an exercise price of $13.20 per share in return for a perpetual, fully paid-up, nonexclusive license to certain technology developed by Advocast for Internet speech applications. The warrants were valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate 4.2%, expected dividend yield of 0%, volatility of 130%, and expected life of 3.0 years. The $10.00 fair value per share or $63,000 was recorded as product development costs on the date of the transaction. Fonix has no further obligation to provide funding, management consultation and development services, or technology to Advocast.

17.  INCOME TAXES

At December 31, 2003 and 2002, net deferred income tax assets, before considering the valuation allowance, totaled $49,445,000 and $44,496,000, respectively. The amount and ultimate realization of the benefits from the deferred income tax assets are dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined. The Company has established a valuation allowance for all deferred income tax assets not offset by deferred income tax liabilities due to the uncertainty of their realization. The net change in the valuation allowance was an increase of $4,949,000 for 2003 and $6,946,000 for 2002.

At December 31, 2003, the Company has unused federal net operating loss carryforwards available of approximately $113,317,000 and unused state net operating loss carryforwards of approximately $104,597,000 which may be applied against future taxable income, if any, and which expire in various years from 2011 through 2023. The Internal Revenue Code contains provisions which likely will reduce or limit the availability and utilization of these net operating loss carryforwards. For example, limitations are imposed on the utilization of net operating loss carryforwards if certain ownership changes have taken place or will take place. The Company has not performed an analysis to determine whether any such limitations have occurred.

The temporary differences and carryforwards which give rise to the deferred income tax assets as of December 31, 2003 and 2002 are as follows:

Deferred income tax assets:                                            2003                        2002
                                                                  ----------------           ------------------
        Net operating loss
        carryforwards:
            Federal                                               $    38,528,000            $      33,522,000
            State                                                       3,452,000                    2,966,000
        Research expenditures credits                                   2,414,000                    2,390,000

        Impairment of convertible note receivable                               -                      416,000

        Accrued liabilities                                               834,000                      816,000

        Deferred revenues                                                 201,000                      288,000
        Amortization of intangible assets                               4,016,000                    4,098,000
                                                                  ----------------           ------------------
        Total deferred income tax assets valuation allowance           49,445,000                   44,496,000
        Valuation allowance                                           (49,445,000)                 (44,496,000)
                                                                  ----------------           ------------------
        Net deferred income tax assets                            $             -            $               -
                                                                  ================           ==================

A reconciliation of income taxes at the federal statutory rate to the Company's effective rate is as follows:

                                                                                              Year Ended December 31,
                                                                                    ----------------------------------------
                                                                                        2003          2002         2001
                                                                                    ------------- ------------ -------------
Federal statutory income tax rate                                                        34.0 %       34.0 %      34.0 %

State and local income tax rate, net of federal benefit                                   3.3          3.3         3.3
Non-deductible items                                                                     (0.5)        (2.5)      (14.0)

Valuation allowance                                                                     (37.2)       (34.8)      (22.3)
Effective income tax rate                                                                 0.0 %        0.0 %       0.3 %

18.  COMMITMENTS AND CONTINGENCIES

U.S. Department of Labor Settlement Agreement - On March 5, 2003, the Company entered into a settlement agreement with the U.S. Department of Labor relating to back wages owed to former and current employees during 2002. Under the agreement the Company will pay an aggregate of $4,755,000 to certain former and current employees in twenty-four installment payments. The first installment payment was due May 1, 2003. The remaining payments are due on the first day of each month, until paid in full. If any of the installment payments are more than fifteen days late, the entire balance may become due and payable.

The Company did not have sufficient cash to pay the first installment payment due May 1, 2003. The Company reached an agreement with the Department of Labor to extend the commencement date for installment payments to August 1, 2003 and has made the required payments due under the modified agreement.

Executive Employment Agreements - The Company has employment agreements with two executive officers that were initiated November 1, 1996 and amended effective January 31, 2000 to extend the term of the agreements and reduce the base compensation. The current annual base salary for each executive officer is $309,400. During 2002, the executive officers agreed to accept reduced cash compensation pursuant to the Company's 2002 Employee Compensation Plan. The expiration date of the agreements is December 31, 2005.

In the event that, during the contract term, both a change of control occurs, and within six months after such change in control occurs, the executive's employment is terminated by the Company for any reason other than cause, death, or retirement, the executive shall be entitled to receive an amount in cash equal to all base salary then and thereafter payable within 30 days of termination.

Another executive officer of the Company resigned in January 1999 and his employment agreement was canceled. He subsequently entered into a separation agreement pursuant to which he was paid $250,000 per year for the years ended December, 31, 2000 and 2001, and $100,000 for the year ended December 31, 2002. The Company has no further obligations to this former executive.

During  2000,  the Company  entered  into  employment  contracts  with two other executive officers which expired January 31, 2003. At expiration, these agreements were extended to December 31, 2003. The minimum annual salaries required by these agreements total $460,000. The executive employees are also entitled to other normal benefits extended to executives and employees of the Company. In the event that, during the contract term, both a change of control occurs and, within six months after such change in control was to occurs, the executive officers' services are terminated by the Company for any reason other than cause, death or retirement, the executive officers shall be entitled to receive an amount in cash equal to all base salary then and thereafter payable within 30 days of termination. The agreements contain non-disclosure, confidentiality, non-solicitation and non-competition clauses. Under the terms of the non-competition clause, each executive has agreed that for a period of 18 months after the termination of his employment with the Company the executive will not engage in any capacity in a business which competes with or may compete with the Company.

Professional Services Agreements - In 2001, the Company entered into a professional services agreement with a marketing consultant. The terms of the agreement require monthly payments of $20,000 for a period of 24 months. Also, in connection with the agreement, the Company issued options to purchase 12,500 shares of Class A common stock. Because the Company had the option to cancel the agreement before the services were provided the options were revalued during the term of the agreement. At December 31, 2002 the options were valued at $1.20 per share using the Black-Scholes option pricing model assuming: a risk-free interest rate of 4.62 percent; expected dividend yield of 0 percent; expected exercise life of five years; and expected volatility of 130 percent. The resulting amount was recorded as deferred consulting expense and was fully amortized at December 31, 2002.

Operating Lease Agreements - The Company leases certain facilities and equipment used in its operations. The amounts of commitments for non-cancelable operating leases in effect at December 31, 2003, were as follows:

       Year ending December 31,
---------------------------------------
                 2004                          $343,000
                 2005                           236,000
                 2006                             2,000
                 2007                             2,000
                                        ----------------
                                              $ 583,000
                                        ================

The Company incurred rental expense, net of subleases, of $603,000, $663,000 and $627,000 during 2003, 2002 and 2001, respectively, related to these leases.

Effective May 25, 1999, the Company entered into an agreement to sublease its Cupertino, California facility to an unrelated third party. The agreement required the sublessee to pay $32,000 per month through May 31, 2003.

Forgiveness of Trade Payables and Accrued Interest - The Company negotiated reductions in amounts due various trade vendors amounting to $169,000 in 2003.

19. LITIGATION

The Company is involved in various claims and proceedings arising in the ordinary course of business. Management believes, after consultation with legal counsel, that the ultimate disposition of these matters will not materially impact the consolidated financial position, liquidity or results of operations of the Company.

20.  EMPLOYEE PROFIT SHARING PLAN

The Company has a 401(k) profit sharing plan covering essentially all of its full-time employees. Under the plan, employees may reduce their salaries, in amounts allowed by law, and contribute the salary reduction amount to the plan on a pretax basis. The plan also allows the Company to make matching and profit sharing contributions as determined by the board of directors. To date, no matching or profit sharing contributions have been made by the Company.

21.  SIGNIFICANT CUSTOMERS

Of the Company's  revenues for 2003, 2002 and 2001,  $2,185,000,  $3,058,000 and
$567,000 were from sources in the United States and $199,000, $8,000 and $14,000 were from South Korea. During 2003, two customers accounted for 16.4% and 11.8% of the Company's total revenues. During 2002, two customers accounted for 13.3% and 13.2% of the Company's total revenues. In 2001, no single customer generated more than 10 percent of the Company's total revenue. No other customer accounted for more than 10 percent of the Company's total revenues for the years presented.

22.  SUBSEQUENT EVENTS

Subsequent to December 31, 2003 and through April 30, 2004 the Company received $8,050,000 in funds drawn under the Fifth Equity Line, less commissions and fees of $262,000, and issued 22,349,293 additional shares of Class A common stock to the Equity Line Investor.

Subsequent to December 31, 2003, the Company issued 3,250 shares of Series I 8% Convertible Preferred Stock, as more fully described in Note 11. On February 24, 2004, the Company purchased all of the capital stock of LTEL Holdings Corporations, as more fully described in Note 2.

                    QUARTERLY FINANCIAL STATEMENTS AND NOTES


Financial Statements (Unaudited)

Condensed Consolidated Balance Sheets - As of March 31, 2004 and December 31, 2003                                        3

Condensed Consolidated Statements of Operations and Comprehensive Loss for the
   Three Months Ended March 31, 2004 (Pro Forma and Historical) and 2003 (Historical)                                     4

Condensed Consolidated Statements of Cash Flows for the Three Months Ended
    March 31, 2004 and 2003                                                                                               5

Notes to Condensed Consolidated Financial Statements                                                                      7

                                                                                    March 31, 2004   December 31, 2003
                                                                                  -----------------  -----------------

ASSETS
urrent assets
Cash and cash equivalents                                                         $     2,931,000    $         50,000
Deposit in escrow                                                                         113,000                   -
Subscriptions receivable                                                                1,314,000             245,000
Accounts receivable                                                                     2,132,000               4,000
Inventory                                                                                       -               3,000
Prepaid expenses and other current assets                                                 366,000              40,000
                                                                                  -----------------  -----------------

Total current assets                                                                    6,856,000             342,000

Long-term investments                                                                     245,000                   -

Property and equipment, net of accumulated depreciation of $1,220,000
        and $1,176,000, respectively                                                      263,000             125,000

Other assets                                                                            1,058,000              75,000

Intangible assets, net of accumulated amortization of $593,000
        and $0, respectively                                                           18,638,000                   -

Goodwill, net of accumulated amortization of $2,296,000                                 2,631,000           2,631,000
                                                                                  -----------------  -----------------

Total assets                                                                      $    29,691,000    $      3,173,000
                                                                                  -----------------  -----------------

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accrued payroll and other compensation                                            $     4,723,000    $      6,964,000
Accounts payable                                                                        5,365,000           2,650,000
Accrued liabilities - related parties                                                   1,443,000           1,443,000
Accrued liabilities                                                                     4,610,000           1,189,000
Deferred revenues                                                                       1,092,000             540,000
Notes payable - related parties                                                           467,000             467,000
Advance on Series I Preferred Stock                                                             -             240,000
Current portion of notes payable other                                                    326,000              30,000
Deposits and other                                                                        194,000               7,000
                                                                                  -----------------  -----------------

Total current liabilities                                                              18,220,000          13,530,000

Long-term notes payable, net of current portion                                         5,226,000              40,000
                                                                                  -----------------  -----------------

Total liabilities                                                                      23,446,000          13,570,000
                                                                                  -----------------  -----------------

Commitments and contingencies

Stockholders' equity (deficit)
Preferred stock, $0.0001 par value;  50,000,000 shares authorized;
Series A, convertible; 166,667 shares outstanding (aggregate liquidation
        preference of $6,055,012)                                                         500,000             500,000
Series H, nonconvertible; 2,000 shares outstanding (aggregate liquidation
        preference of $20,000,000)                                                      4,000,000                   -
Series I, convertible; 3,250 shares outstanding (aggregate liquidation
        preference of $3,250,000)                                                       3,250,000                   -
Common stock, $0.0001 par value; 800,000,000 shares authorized;
Class A voting, 85,440,231 and 12,306,333 shares outstanding, respectively                  9,000               5,000
Class B non-voting, none outstanding                                                            -                   -
Additional paid-in capital                                                            209,752,000         195,284,000
Outstanding warrants to purchase Class A common stock                                   1,595,000           1,334,000
Cumulative foreign currency translation adjustment                                         17,000              30,000
Accumulated deficit                                                                  (212,878,000)       (207,550,000)
                                                                                  -----------------  -----------------

Total stockholders' equity (deficit)                                                    6,245,000         (10,397,000)
                                                                                  -----------------  -----------------

Total liabilities and stockholders' equity (deficit)                              $    29,691,000    $      3,173,000
                                                                                  -----------------  -----------------

     See accompanying notes to condensed consolidated financial statements.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS
                                   (Unaudited)

                                                                             2004
                                                                          Pro Forma -
Three Months Ended March 31,                                                Note 1             2004               2003
                                                                       -------------------  --------------   ---------------
Revenues                                                               $      5,029,000     $  1,925,000     $      590,000
Cost of revenues                                                              2,313,000          792,000             80,000
                                                                       -------------------  --------------   ---------------

Gross profit                                                                  2,716,000        1,133,000            510,000
                                                                       -------------------  --------------   ---------------

Expenses:
   Selling, general and administrative                                        5,908,000        2,924,000          2,251,000
   Product development and research                                             799,000          799,000          1,675,000
                                                                       -------------------  --------------   ---------------

Total expenses                                                                6,707,000        3,723,000          3,926,000
                                                                       -------------------  --------------   ---------------

Other income (expense):
   Interest income                                                                5,000            5,000                  -
   Gain on forgiveness of liabilities                                           481,000          481,000                  -
   Interest expense                                                            (337,000)        (238,000)          (742,000)
   Equity in net loss of affiliate                                                    -                -           (112,000)
                                                                       -------------------  --------------   ---------------

Other income (expense), net                                                     149,000          248,000           (854,000)
                                                                       -------------------  --------------   ---------------

Net loss                                                                     (3,842,000)      (2,342,000)        (4,270,000)

Other comprehensive income - foreign currency translation                       (13,000)         (13,000)            18,000
                                                                       -------------------  --------------   ---------------

Comprehensive loss                                                     $     (3,855,000)    $ (2,355,000)    $   (4,252,000)
                                                                       -------------------  --------------   ---------------


Basic and diluted net loss per common share                            $          (0.10)    $      (0.08)    $        (0.30)
                                                                       -------------------  --------------   ---------------

     See accompanying notes to condensed consolidated financial statements.

                                Fonix Corporation
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                         Three Months Ended
                                                                                              March 31,
                                                                                -------------------------------------
                                                                                      2004                2003
                                                                                -----------------   -----------------
Cash flows from operating activities
Net loss                                                                        $     (2,342,000)   $     (4,270,000)
Adjustments to reconcile net loss to net cash used in operating activities:
   Accretion of discount on notes payable                                                 66,000             618,000
   Amortization of deferred loan costs                                                         -              38,000
   Loss on disposal of property and equipment                                                  -               1,000
   Gain on forgiveness of liabilities                                                   (481,000)            (26,000)
   Amortization of intangibles                                                           593,000              42,000
   Depreciation and amortization                                                          33,000             134,000
   Equity in net loss of affiliate                                                             -              70,000
   Foreign exchange gain                                                                 (13,000)             15,000
   Changes in assets and liabilities:
      Accounts receivable                                                                150,000              (1,000)
      Inventory                                                                            3,000               1,000
      Prepaid expenses and other current assets                                         (261,000)             68,000
      Other assets                                                                         7,000               4,000
      Accounts payable                                                                (1,233,000)            368,000
      Accrued payroll and other compensation                                          (2,241,000)            982,000
      Other accrued liabilities                                                          308,000            (124,000)
      Deferred revenues                                                                  (67,000)             (5,000)
                                                                                -----------------   -----------------

      Net cash used in operating activities                                           (5,478,000)         (2,085,000)
                                                                                -----------------   -----------------

Cash flows from investing activities
Cash received in connection with LTEL acquisition                                         47,000                   -
Collection of principal on notes receivable                                                    -             403,000
Payment of deposit into escrow                                                          (113,000)                  -
Purchase of property and equipment                                                       (18,000)             (2,000)
                                                                                -----------------   -----------------

      Net cash provided by investing activities                                          (84,000)            401,000
                                                                                -----------------   -----------------

Cash flows from financing activities
Proceeds from issuance of Class A common stock, net                                    5,624,000           2,440,000
Proceeds from Issuance of Series I Preferred                                           3,010,000                   -
Payment of dividend on Series H Preferred                                               (100,000)                  -
Principal payments on notes payable                                                      (91,000)           (116,000)
Proceeds from long-term debt                                                                   -               6,000
Principal payments on Series D debentures                                                      -            (650,000)
                                                                                -----------------   -----------------

      Net cash provided by financing activities                                        8,443,000           1,680,000
                                                                                -----------------   -----------------

Net increase (decrease) in cash and cash equivalents                                   2,881,000              (4,000)

Cash and cash equivalents at beginning of period                                          50,000              24,000
                                                                                -----------------   -----------------

Cash and cash equivalents at end of period                                      $      2,931,000    $         20,000
                                                                                -----------------   -----------------

Supplemental disclosure of cash flow information
        Cash paid during the period for interest                                $        177,000    $         19,000
                                                                                -----------------   -----------------

     See accompanying notes to condensed consolidated financial statements.

Supplemental schedule of noncash investing and financing activities

      For the Three Months Ended March 31, 2004:

          Issued 3,730,196 shares of Class A common stock for $1,314,000 in subscriptions receivable.

          Issued 1,463,753 shares of Class A common stock in full satisfaction of $292,000 of liabilities.

          Acquired $23,009,000 of assets and assumed $9,459,000 liabilities of LTEL Holdings Corporation by the issuance of 7,036,801 shares of Class A common stock valued at $4,926,000, the issuance of 2,000 shares of 5% Series H nonvoting, nonconvertible preferred stock valued at $4,000,000 and the issuance of a 5% $10,000,000 promissory note valued at $4,624,000.

      For the Three Months Ended March 31, 2003:

          Issued 627,087 shares of Class A common stock in conversion of $242,933 of Series D Debentures principal and $20,067 of related accrued interest.

          Issued 237,584 shares of Class A common stock valued at $285,100 as consideration for deferment of Series D Debentures; issuance of shares represented an increase to the discount amortized over the revised term of the Series D Debentures.

          Converted $113,768 of accounts payable into a note payable.



     See accompanying notes to condensed consolidated financial statements.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying unaudited condensed consolidated financial statements of Fonix Corporation and subsidiaries (collectively, the "Company" or "Fonix") have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the following disclosures are adequate to make the information presented not misleading.

These condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods presented. The Company's business strategy is not without risk, and readers of these condensed consolidated financial statements should carefully consider the risks set forth under the heading "Certain Significant Risk Factors" in the Company's 2003 Annual Report on Form 10-K together with any amendments thereto.

Operating results for the three months ended March 31, 2004, are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. The Company suggests that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's 2003 Annual Report on Form 10-K together with any amendments thereto.

Nature of Operations - The Company and its subsidiaries are engaged in developing, acquiring and marketing proprietary speech-enabling technologies and in operating LecStar, a regional provider of telecommunications services in the Southeastern United States. The Company's speech-enabling technologies include automated speech recognition and text-to-speech. The Company offers its speech-enabling technologies to markets for embedded automotive and wireless and mobile devices, computer telephony and server solutions and personal software for consumer applications. The Company seeks to develop relationships and strategic alliances with third-party developers and vendors in telecommunications, computers, electronic devices and related industries, including producers of application software, operating systems, computers and microprocessor chips. Revenues are generated through licensing of speech-enabling technologies, maintenance contracts and services.

LecStar's telecommunications services include wireline voice, data, and long distance and Internet services to business and residential customers. LecStar Telecom, Inc. is certified by the Federal Communications Commission and nine states-Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee-as a competitive local exchange carrier to provide regulated local, long distance and international telecommunications services.

Pro Forma Financial Information - On February 24, 2004, Fonix acquired all of the capital stock of LTEL Holdings Corporation ("LTEL") and its wholly-owned subsidiaries, LecStar Telecom, Inc. and LecStar DataNet, Inc., as discussed in
Note 2. The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2004 has been prepared to present the effects of the acquisition of LTEL as though it had occurred on January 1, 2004. The unaudited pro forma financial information is illustrative of the effects of the acquisition and does not necessarily reflect the results of operations that would have resulted had the acquisition occurred at that date. In addition, the pro forma financial information is not necessarily indicative of the results that may be expected for the year ending December 31, 2004, or any other period.

Business Condition - For the three months ended March 31, 2004 and 2003, the Company generated revenues of $1,925,000 and $590,000, respectively, incurred net losses of $2,342,000 and $4,270,000, respectively, and had negative cash flows from operating activities of $5,478,000 and $2,085,000, respectively. As of March 31, 2004, the Company had an accumulated deficit of $212,878,000, negative working capital of $11,364,000, accrued employee wages of $4,723,000, accrued liabilities of $6,053,000, and accounts payable of $5,365,000. The Company expects to continue to incur significant losses and negative cash flows from operating activities through at least December 31, 2004, primarily due to significant expenditure requirements associated with marketing and developing its speech-enabling technologies and developing its telecommunications services business.

The Company's cash resources, limited to collections from customers draws on the fifth equity line, proceeds from the issuance of Series I Preferred stock and loan proceeds, are only sufficient to cover current operating expenses and payments of current liabilities. The Company has entered into certain term payment plans with current and former employees and vendors. As a result of cash flow deficiencies, payments to former employees and vendors not on a payment plan have been delayed. The Company significantly reduced its workforce during 2002 and 2003. At March 31, 2004, unpaid compensation payable to current and former employees amounted to approximately $4,723,000 and vendor accounts payable amounted to approximately $5,365,000. The Company has not been declared in default under the terms of any material agreements.

These factors, as well as the risk factors set out elsewhere in the Company's Annual Report on Form 10-K, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. During the first quarter of 2004, Fonix acquired LecStar. Management plans that LecStar will provide the Company with an additional revenue stream that will increase funds available for working capital. Management also intends to utilize LecStar's customer base as a marketing channel for the Company's speech-enabling technologies.

During 2003, the Company agreed to issue to Breckenridge 3,250 shares of 8% Series I convertible preferred stock for an aggregate purchase price of $3,250,000, net of the private placement funds which the Company had already received (see Note 7 to Condensed Consolidated Financial Statements). The Company intends to use the net proceeds from the Series I preferred shares for working capital and for repayment of certain of the Company's deeply discounted liabilities. . Management plans to fund further operations of the Company through proceeds from additional issuance of debt and equity securities, from cash flows from future license and royalty arrangements and from LecStar's telecommunication operations. There can be no assurance that management's plans will be successful.

Net Loss Per Common Share - Basic and diluted net loss per common share are calculated by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. As of March 31, 2004 and 2003, there were outstanding common stock equivalents to purchase 17,293,911 and 3,653,378 shares of common stock, respectively, that were not included in the computation of diluted net loss per common share as their effect would have been anti-dilutive, thereby decreasing the net loss per common share.

The following table is a reconciliation of the net loss numerator of basic and diluted net loss per common share for the three months ended March 31, 2004 and 2003:

                                                            2004                                     2003
                                            -------------------------------------       --------------------------------
                                                  Amount               Per Share             Amount          Per Share
                                                                        Amount                                Amount
                                            --------------------      ------------      -----------------   ------------
         Net loss                           $      (2,342,000)                          $    (4,270,000)

         Preferred stock dividends                 (2,986,000)                                        -
         Net loss attributable to common
           Stockholders                     $      (5,328,000)        $    (0.08)       $    (4,270,000)    $    (0.30)
                                                                      ============                          ============
         Weighted-average common shares            66,167,869                                14,457,162
           outstanding                      ====================                        =================

Imputed Interest Expense and Income- Interest is imputed on long-term debt obligations where management has determined that the contractual interest rates are below the market rate for instruments with similar risk characteristics.

Comprehensive Loss - Other comprehensive loss presented in the accompanying condensed consolidated financial statements consists of cumulative foreign currency translation adjustments.

Intangible Assets - Intangible assets are amortized over their estimated useful lives unless they are deemed to have indefinite useful lives. Intangible assets are assessed for impairment on a quarterly basis and impairment is recognized if the carrying amount is not recoverable or exceeds its fair value.

Revenue Recognition - The Company recognizes revenues from its speech-enabling business in accordance with the provisions of Statement of Position No. 97-2, "Software Revenue Recognition" and related interpretations. The Company generates revenues from licensing the rights to its software products to end-users and from royalties. It also generates service revenues from the sale of consulting and development services.

Revenues of all types are recognized when acceptance of functionality, rights of return, and price protection are confirmed or can be reasonably estimated, as appropriate. Revenues from development and consulting services are recognized on a completed-contract basis when the services are completed and accepted by the customer. The completed-contract method is used because the Company's contracts are either short-term in duration or the Company is unable to make reasonably dependable estimates of the costs of the contracts. Revenue for hardware units delivered is recognized when delivery is verified and collection assured.

Revenue for products distributed through wholesale and retail channels and through resellers is recognized upon verification of final sell-through to end users, after consideration of rights of return and price protection. Typically, the right of return on such products has expired when the end user purchases the product from the retail outlet. Once the end user opens the package, it is not returnable unless the medium is defective.

When arrangements to license software products do not require significant production, modification, or customization of software, revenue from licenses and royalties are recognized when persuasive evidence of a licensing arrangement exists, delivery of the software has occurred, the fee is fixed or determinable, and collectibility is probable. Post-contract obligations, if any, generally consist of one year of support including such services as customer calls, bug fixes, and upgrades. Related revenue is recognized over the period covered by the agreement. Revenues from maintenance and support contracts are also recognized over the term of the related contracts.

Revenues applicable to multiple-element fee arrangements are bifurcated among the elements such as license agreements and support and upgrade obligations using vendor-specific, objective evidence of fair value. Such evidence consists primarily of pricing of multiple elements as if sold as separate products or arrangements. These elements vary based upon factors such as the type of license, volume of units licensed, and other related factors.

Revenues from telecommunication services are derived principally from monthly service fees to customers for usage of their telecommunications services. The service fees are charged to customers at a fixed rate per month. Service fees are billed one month in advance but recognized when earned, in the period in which the service is provided.

Deferred revenue as of March 31, 2004 and December 31, 2003, consisted of the following:

                  Description                    Criteria for Recognition              March 31,              December 31,
                                                                                          2004                    2003
        --------------------------------- ---------------------------------------- -------------------     -------------------
        Deferred unit royalties and       Delivery of units to end users or
        license fees                      expiration of contract                   $        432,000        $        535,000

        Telecom services                  Service provided for customer                     597,000                     --

        Deferred customer support         Expiration of period covered by
        agreements                        support agreement                                  63,000                   5,000
        --------------------------------- ---------------------------------------- -------------------     -------------------
        Total Deferred revenue                                                     $      1,092,000        $        540,000
        --------------------------------- ---------------------------------------- -------------------     -------------------

Cost of revenues from license, royalties, and maintenance consists of costs to distribute the product, installation and support personnel compensation, amortization and impairment of capitalized speech software costs, licensed technology, and other related costs. Cost of service revenues consists of personnel compensation and other related costs.

Software Technology Development and Production Costs - All costs incurred to establish the technological feasibility of speech software technology to be sold, leased, or otherwise marketed are charged to product development and research expense. Technological feasibility is established when a product design and a working model of the software product have been completed and confirmed by testing. Costs to produce or purchase software technology incurred subsequent to establishing technological feasibility are capitalized. Capitalization of software costs ceases when the product is available for general release to customers. Costs to perform consulting or development services are charged to cost of revenues in the period in which the corresponding revenues are recognized. The cost of maintenance and customer support is charged to expense when related revenue is recognized or when these costs are incurred, whichever occurs first.

Capitalized software technology costs were amortized on a product-by-product basis. Amortization has been recognized from the date the product is available for general release to customers as the greater of (a) the ratio that current gross revenue for a product bears to total current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the products. Amortization is charged to cost of revenues.

The Company assesses unamortized capitalized software costs for possible write down on a quarterly basis based on net realizable value of each related product. Net realizable value was determined based on the estimated future gross revenues from a product reduced by the estimated future cost of completing and disposing of the product, including the cost of performing maintenance and customer support. The amount by which the unamortized capitalized costs of a software product exceeded the net realizable value of that asset is written off.

Stock-based Compensation Plans - The Company accounts for its stock-based compensation issued to non-employees using the fair value method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." Under SFAS No. 123, stock-based compensation is determined as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for these issuances is the earlier of the date at which a commitment for performance by the recipient to earn the equity instruments is reached or the date at which the recipient's performance is complete.

At March 31, 2004, the Company had stock-based employee compensation plans. The Company accounts for the plans under the recognition method and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations. Under APB Opinion No. 25, compensation related to stock options, if any, is recorded if an option's exercise price on the measurement date is below the fair value of the Company's common stock, and amortized to expense over the vesting period. Compensation expense for stock awards or purchases, if any, is recognized if the award or purchase price on the measurement date is below the fair value of the Company's common stock, and is recognized on the date of award or purchase. The effect on net loss and net loss per common share if the Company had applied the fair value recognition provisions of SFAS No. 123 to employee stock-based compensation is as follows:


                                                                                         Three Months Ended
                                                                                             March 31,
                                                                        -----------------------------------------------------
                                                                                    2004                          2003
                                                                        --------------------------         ------------------
Net loss, as reported                                                   $          (2,342,000)             $     (4,270,000)
Add back:  Total stock-based employee compensation
                                                                                             -                             -
Deduct:  Total stock-based employee compensation expense
   determined under fair value based method for all awards
                                                                                      (49,000)                     (102,000)
                                                                        --------------------------         ------------------

Pro forma net loss                                                      $          (2,391,000)             $     (4,372,000)
                                                                        --------------------------         ------------------
Basic and diluted net loss per common share:
    As reported                                                         $               (0.08)             $          (0.30)
    Pro forma                                                                           (0.08)                        (0.30)
                                                                        --------------------------         ------------------

2.  ACQUISITIONS

LecStar Acquisition - On February 24, 2004, Fonix acquired all of the capital stock of LTEL Holdings Corporation ("LTEL") and its wholly owned subsidiaries, LecStar Telecom, Inc. and LecStar DataNet, Inc. (collectively "LecStar"). The results of LecStar's operations are included in the consolidated financial statements from February 24, 2004. LecStar is a regional provider of communications services, including wireline voice, data, long distance and Internet services, to business and residential customers in the Southeastern United States. LecStar Telecom, Inc., is certified by the Federal Communications Commission and nine states-Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee-as a competitive local exchange carrier ("CLEC") to provide regulated local, long distance and international telecommunications services.

Fonix acquired LecStar to provide Fonix with a recurring revenue stream, a growing customer base, new marketing channels for Fonix speech products, and to reduce the cost of capital. LecStar has continued to grow its business throughout the recent downturn in the telecommunications industry. Fonix purchased LecStar because of its growing customer base, its philosophy of service to customers, its products, and the significant experience of its management team in the telecommunications industry.

In accordance with SFAS No. 141, "Business Combinations," the aggregate purchase price was $13,550,000 and consisted of the issuance of 7,036,801 shares of Class A common stock valued at $4,926,000 or $0.70 per share, 2,000 shares of 5%
Series H nonvoting, nonconvertible preferred stock (the "Series H Preferred Stock") with a stated value of $10,000 per share valued at $4,000,000, and a 5% $10,000,000 secured, six-year promissory note valued at $4,624,000. The value of the shares of Class A common stock was determined based on the average market price of the Fonix common stock over the three-day period before and after the terms of the acquisition were agreed to and announced. The values of the Series H preferred stock and the promissory note were determined based on the estimated risk-adjusted cost of capital to Fonix at the date of the acquisition. The fair value of the Series H preferred stock was based on an imputed yield rate of 25 percent per annum and the discount on the promissory note of $5,376,000 was based on an imputed interest rate of 25 percent per annum.

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. Goodwill was not recognized in connection with the acquisition of LecStar. Instead, the excess of the fair value of the net assets over the purchase price was allocated as a pro rata reduction of the amounts that otherwise would have been assigned to the long-term assets. At February 24, 2004, the purchase price was allocated to the assets acquired and the liabilities assumed as follows:

Current Assets                                 $           2,390,000
Investments                                                  245,000
Property and equipment                                       153,000
Deposits and other assets                                    990,000
Intangible assets                                         19,231,000
                                               ----------------------
      Total assets acquired                               23,009,000
                                               ----------------------
Current liabilities                                      (8,923,000)
Long-term portion of notes payable                         (536,000)
                                               ----------------------
      Total liabilities assumed                          (9,459,000)
                                               ----------------------
Net Assets Acquired                            $          13,550,000
                                               ----------------------

Of the $19,231,000 of acquired intangible assets, $1,154,000 was assigned to LecStar's brand name, which has an indefinite life and therefore is not subject to amortization; $15,000,000 was assigned to the local telephone exchange customer base, with a 2.9-year weighted-average useful life; and $3,077,000 was assigned to established marketing contracts and agreements with utility companies, with a 1.8-year estimated useful life. Total intangible assets subject to amortization have a weighted-average useful life of approximately 2.7 years.

The following pro forma information is presented to reflect the operations of the Company and LTEL on a combined basis as if the acquisition of LTEL had been completed as of the beginning of the three-month periods ended March 31, 2004 and 2003, respectively:

                                                                   Three Months Ended
                                                                        March 31,
                                                          -------------------------------------
                                                                2004               2003
--------------------------------------------------------- ------------------ ------------------

Revenues                                                    $    5,029,000     $   4,095,000
Net loss                                                    $   (3,842,000)    $   (6,599,000)
Basic and diluted net loss per common share                 $       (0.10)     $       (0.32)
--------------------------------------------------------- ------------------ ------------------

Dividends on the Series H preferred stock and interest on the promissory note are payable in cash or, at the option of Fonix, in shares of Class A common stock. Fonix has agreed to register the Class A common stock issued in the acquisition of LTEL and 4,000,000 additional shares of Class A common stock issuable as payment of interest on the promissory note and as dividends on the Series H preferred stock by June 23,2004. The promissory note is secured by the assets and capital stock of LTEL and LecStar.

On December 22, 2003, an unaffiliated third party filed a motion in Georgia state trial court seeking a temporary restraining order or other injunction that, if granted, would have attached the capital stock of LecStar, limited the use and expenditure of LecStar's cash to ordinary course operations, enjoined the transfer of cash or other assets of LecStar outside the ordinary course of business, enjoined deposits of LecStar operations outside the ordinary course, made certain officers of LecStar personally subject to the order, and appointed a third party to oversee the implementation of the order. The plaintiff in that matter asserts that he has a legal judgment in the amount of $1,015,000 and accrued interest thereon against an entity that he claims to be a predecessor of LTEL as to the LecStar stock and business, and that a transfer of such stock and business in December 2002 was in violation of the Georgia fraudulent transfer statute. The Georgia state trial court denied the motion for a temporary restraining order or other injunctive relief. The underlying legal action is still pending, however, and to the extent properly joined in such matter, LTEL and LecStar intend to vigorously defend against the claims asserted in that matter.

The principal Series H preferred stockholder has placed 800 shares of Series H preferred stock in escrow for a period of 24 months from the date of acquisition as a fund of recovery for the indemnification obligations set forth in the acquisition agreement of the selling stockholders, generally, and such principal Series H preferred stock holder, specifically.

3.  GOODWILL AND INTANGIBLE ASSETS

Goodwill - Goodwill relates solely to our speech-enabling business segment. The carrying value of goodwill is assessed for impairment quarterly. That assessment resulted in no impairment and the carrying value of goodwill remained unchanged at $2,631,000 during the three months ended March 31, 2004.

Intangible Assets - The components of other intangible assets were as follows:

                                                          March 31, 2004                    December 31, 2003
                                       ----------------------------------------------------------------------------
                                                             Accumulated     Net Carrying
                                         Gross Carrying     Amortization        Amount          Gross Carrying
                                             Amount                                                  Amount
                                       -------------------  ---------------  ------------------  ------------------

Customer base - business               $         8,460,000  $     (214,000)  $     8,246,000     $     --

Customer base - residential                      6,540,000        (237,000)        6,303,000           --

Contracts and agreements                         3,077,000        (142,000)        2,935,000           --
                                       -------------------  ---------------  ------------------  ------------------
Total Amortizing Intangible Assets              18,077,000        (593,000)       17,484,000           --
                                       -------------------  ---------------  ------------------  ------------------
Indefinite-lived Intangible Assets:
Brand name                                      1,154,000              --          1,154,000           --
                                       -------------------  ---------------  ------------------  ------------------
Total Intangible Assets                $       19,231,000                    $    18,638,000     $     --
                                       -------------------  ---------------  ------------------  ------------------

Customer base amortization was $451,000 during the three months ended March 31, 2004 and amortization related to contracts and agreements was $142,000 for the same period. All amortization expense is charged to selling, general and administrative expense. Estimated aggregate amortization expense for the year ending December 31, 2004 and each of the succeeding three years is as follows:

        2004                 $       5,931,000
        2005                         7,060,000
        2006                         3,891,000
        2007                         1,196,000

4.  NOTES PAYABLE

During the first quarter of 2003, the Company entered into a promissory note with an unrelated third party converting accounts payable for outstanding lease payments of $114,000 to a note payable. This note accrued interest at 10% annually and was paid in full during the quarter ended March 31, 2004.

In connection with the acquisition of the capital stock of LecStar, the Company issued a 5% $10,000,000 secured, six-year note payable to McCormack Avenue, Ltd. Under the terms of the note payable, quarterly interest only payments are required through January 15, 2005, with quarterly principal and interest payments beginning April 2005 through the final payment due January 2010. The Company made the first interest only payment of $50,000 when it was due at March 31, 2004. The discount on the note is based on an imputed interest rate of 25%. The carrying amount of the note is net of unamortized discount of $5,310,000 at March 31, 2004.

On February 28, 2003, LecStar established an asset securitization facility which provided LecStar with $750,000. Assets securitized under this facility consist of executory future cash flows from LecStar customers in the states of Georgia, Tennessee, Florida, and Louisiana. LecStar has pledged both its interest in the securitization facility, LecStar Telecom Ventures LLC, and customer accounts receivable to the lender.

The Company has recorded the $750,000 as a note payable in its consolidated financial statements. The note bears an interest rate of 6.5% and is due on February 27, 2007 with 24 equal monthly installments beginning on March 6, 2005. LecStar currently makes monthly interest only payments on the note.

LecStar has outstanding unsecured demand notes to officers, directors and investors bearing an interest rate of 12%. At March 31, 2004, the outstanding balance due under the demand notes was $113,000.

5.  RELATED-PARTY NOTES PAYABLE

In connection with the acquisition of certain entities in 1998, the Company issued unsecured demand notes payable to former stockholders of the acquired entities in the aggregate amount of $1,710,000. Of the notes payable, $78,000 remain unpaid as of March 31, 2004. During 2000, the holders of these notes made demand for payment and the Company commenced negotiating with the holders of these notes to reduce the outstanding balance. No additional demands have been made and no payments have been made by the Company to the holders of these notes.

During 2002, two executive officers of the Company (the "Lenders") sold shares of the Company's Class A common stock owned by them and advanced the resulting proceeds amounting to $333,000 to the Company under the terms of a revolving line of credit and related promissory note. The funds were advanced for use in Company operations. The advances bear interest at 10 percent per annum, which interest is payable on a semi-annual basis. The entire principal, along with unpaid accrued interest and any other unpaid charges or related fees, were originally due and payable on June 10, 2003. The Company and the Lenders agreed to postpone the maturity date of the promissory note to December 31, 2003. The Company and the lenders further agreed to extend the maturity date on the promissory note to June 30, 2004. After December 11, 2002, all or part of the outstanding balance and unpaid interest may be converted at the option of the Lenders into shares of Class A common stock of the Company. The conversion price was the average closing bid price of the shares at the time of the advances. To the extent the market price of the Company's shares is below the conversion price at the time of conversion, the Lenders are entitled to receive additional shares equal to the gross dollar value received from the original sale of the shares. A beneficial conversion option of $15,000 was recorded as interest expense in connection with this transaction. The Lenders may also receive additional compensation as determined appropriate by the Board of Directors.

In October 2002, the Lenders pledged 30,866 shares of the Company's Class A common stock to the Equity Line Investor in connection with an advance of $183,000 to the Company under the Third Equity Line. The Equity Line Investor subsequently sold the pledged shares and applied $82,000 of the proceeds as a reduction of the advance. The value of the pledged shares of $82,000 was treated as an additional advance from the Lenders.

During the fourth quarter of 2003, the Company made a principal payment of $26,000 against the outstanding balance of the promissory note. The remaining balance due at March 31, 2004 was $389,000.

The aggregate advances of $389,000 are secured by the Company's intellectual property rights. As of March 31, 2004, the Lenders had not converted any of the outstanding balance nor interest into common stock.

6.  SERIES D CONVERTIBLE DEBENTURES

On October 11, 2002, the Company issued $1,500,000 of Series D 12% Convertible Debentures (the "Debentures"), due April 9, 2003, and 194,444 shares of Class A common stock to The Breckenridge Fund, LLC ("Breckenridge"), an unaffiliated third party, for $1,500,000 before offering costs of $118,000. The outstanding principal amount of the Debentures was convertible at any time at the option of the holder into shares of the Company's common stock at a conversion price equal to the average of the two lowest closing bid prices of the Company's Class A common stock for the twenty trading days immediately preceding the conversion date, multiplied by 90%.

The Company determined that Breckenridge had received a beneficial conversion option on the date the Debentures were issued. The net proceeds of $1,382,000 were allocated to the Debentures and to the Class A common stock based upon their relative fair values and resulted in allocating $524,000 to the Debentures, $571,000 to the related beneficial conversion option, $373,000 to the 194,444 shares of Class A common stock, less $86,000 of deferred loan costs. The resulting $976,000 discount on the Debentures and the deferred loan costs were amortized over the term of the Debentures as interest expense.

In connection with the issuance of the Debentures, the Company issued, as collateral to secure its performance under the Debenture, 2,083,333 shares of Class A common stock (the "Collateral Shares"), which were placed into an escrow pursuant to an escrow agreement. Under the escrow agreement, the Collateral Shares would not be released to Breckenridge unless the Company is delinquent with respect to payments under the Debenture.

The Debentures were originally due April 9, 2003. However, the Company and Breckenridge agreed in January 2003 to modify the terms of the Debentures requiring the following principal payments plus accrued interest: $400,000 in January 2003; $350,000 in February 2003; $250,000 in March 2003; $250,000 in
April 2003; and $250,000 in May 2003. Additionally, the Company agreed to release 237,584 of the Collateral Shares to Breckenridge as consideration (the "Released Shares") for revising the terms of the purchase agreement. The additional shares were accounted for as an additional discount of $285,000. The value of the shares was amortized over the modified term of the Debentures as interest expense. The Company did not make the last three payments as scheduled. Breckenridge asserted its rights under the Debenture agreement for penalties as the Company did not meet the prescribed payment schedule. Breckenridge asserted a claim of $379,000 which the Company disputed. Both parties subsequently agreed to satisfy the claim in full through the issuance of 1,550,000 shares of the Company's Class A common stock with a value of $225,000. The Company transferred the shares to Breckenridge on October 20, 2003, in full satisfaction of the claim and recorded the penalty as interest expense.

In connection with the issuance of the Debentures, the Company entered into a registration rights agreement in which the Company agreed to register the resale of the shares underlying the Debentures, the Collateral Shares, and the Released Shares. The Company filed a registration statement on Form S-2, which became effective February 14, 2003. Additionally, the Company filed another registration statement on July 2, 2003, which was declared effective on July 7, 2003, which included shares issuable to Breckenridge in connection with the Debentures.

Through December 31, 2003, the Company had paid $650,000 of the outstanding principal, together with $54,000 in accrued interest. Additionally, through December 31, 2003, the holder of the Debentures converted the remaining $850,000 principal amount and $41,000 in interest into 7,359,089 shares of Fonix Class A common stock.

As part of the Debenture agreement, the Company was required to pay Breckenridge a placement fee in the amount of $350,000 payable in stock at the conclusion of the Debenture. The Company satisfied the obligation through the issuance of 2,000,000 shares of the Company's Class A common stock valued at $358,000, or $0.179 per share and 377,717 shares of the Company's Class A common stock valued at $59,000, or $0.157 per share. The Company recorded the expense as interest expense in the accompanying financial statements.

In March 2004, the Company discovered that, during 2003, an aggregate of 2,277,778 shares of Class A common stock (the "Unauthorized Shares") were inadvertently transferred to the Debenture holder as a result of (i) the unauthorized release from escrow of the original certificate representing the Collateral Shares, and (ii) the transfer to the Debenture holder of a duplicate certificate for 194,445 shares where the original certificate was not returned to the transfer agent for cancellation. The Unauthorized Shares were, therefore, in excess of the shares the Debenture holder was entitled to receive. No consideration was paid to or received by the Company for the Unauthorized Shares during 2003; therefore, the Company did not recognize the Unauthorized Shares as being validly issued during 2003 nor subsequently. Accordingly, the Company does not deem the Unauthorized Shares to be validly outstanding and the transfer of the Unauthorized Shares to the Debenture holder has not been recognized in the accompanying consolidated financial statements.

Upon discovering in March 2004 that the Unauthorized Shares had been transferred to the Debenture holder, the Company began an investigation of the transactions. The Company discovered that the Unauthorized Shares had all been resold by the Debenture holder, and concluded that the release from escrow of the Collateral Shares and the double issuance of the remaining Unauthorized Shares were inadvertent. The Company attempted to settle the matter with the Debenture holder but was unable to reach a settlement. Accordingly, on May 3, 2004, the Company filed a lawsuit against the Debenture holder, alleging the inadvertent transfer to and improper sale of shares of the Company's common stock by the Debenture holder. The complaint seeks (i) a declaratory judgment that the Company may set off the fair value of the Unauthorized Shares against the value the Company owes to the Debenture holder in connection with the Series I Preferred Stock transaction (See Note 7), (ii) judgment against the Debenture holder for the fair value of the shares, and (iii) punitive damages from the Debenture holder for improper conversion of the shares.

7.  PREFERRED STOCK

The Company's certificate of incorporation allows for the issuance of preferred stock in such series and having such terms and conditions as the Company's board of directors may designate.

Series A Convertible Preferred Stock - At March 31, 2004, there were 166,667 shares of Series A convertible preferred stock outstanding. Holders of the Series A convertible preferred stock have the same voting rights as common stockholders, have the right to elect one person to the board of directors and are entitled to receive a one time preferential dividend of $2.905 per share of Series A convertible preferred stock prior to the payment of any dividend on any class or series of stock. At the option of the holders, each share of Series A convertible preferred stock is convertible into one share of Class A common stock and in the event that the common stock price has equaled or exceeded $10 per share for a 15 day period, the shares of Series A convertible preferred stock will automatically be converted into Class A common stock. In the event of liquidation, the holders are entitled to a liquidating distribution of $36.33 per share and a conversion of Series A convertible preferred stock at an amount equal to .0375 shares of common stock for each share of Series A convertible preferred stock.

Series H Preferred Stock - As further described in Note 2, the Company issued 2,000 shares of 5% Series H nonvoting, nonconvertible preferred stock with a stated value of $10,000 per share on February 24, 2004. Dividends on the stated value of the outstanding Series H preferred stock are payable at the rate of 5% per annum as and when declared by the Board of Directors. The annual dividend requirement is $1,000,000. If dividends are declared on Fonix's common stock, as a condition of that dividend, Fonix is required to pay three percent of the aggregate amount of such dividend to the Series H preferred shareholders. Dividends on the Series H preferred stock are payable in cash or, at the option of Fonix, in shares of Class A common stock. As of March 31, 2004, the Company paid a dividend of $100,000 on its Series H preferred stock.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of Fonix, the funds available for distribution, after payment to creditors and then to the holders of Fonix's Series A preferred stock of their liquidation payment, but before any liquidation payments to holders of junior preferred stock or common stock, would be payable to the holders of the Series H preferred stock (and any other subsequently created class of preferred stock having equal liquidation rights with the Series H preferred stock) in an amount equal to the stated value of the then outstanding Series H preferred stock plus any unpaid accumulated dividends thereon. The closing of any transaction or series of transactions involving the sale of all or substantially all of the assets of Fonix, LTEL or a merger, reorganization or other transaction in which holders of a majority of the outstanding voting control of Fonix do not continue to own a majority of the outstanding voting shares of the surviving corporation would be deemed to be a liquidation entitling the holders of the Series H preferred stock, at their option, to the payments described above.

Fonix has the option, but not the obligation, exercisable at any time, to redeem all or any portion of the outstanding Series H preferred stock. The redemption price is equal to any unpaid accumulated dividends on the redeemed shares plus a percentage of the $10,000 per share stated value of the redeemed shares, based on the date the redemption occurs in relation to the original issuance date as follows: before the second anniversary - 102%; thereafter but before the third anniversary - 104%; thereafter but before the fourth anniversary - 106% and thereafter - 108%. If shares of Series H preferred stock are redeemed, additional Series H preferred dividends will be recognized on the date of redemption in an amount equal to the difference between the amount paid to redeem the shares and their original fair value at the date of issuance of $2,000 per share.

Under the terms of the Series H preferred stock, the consent of the holders of 66% of the outstanding Series H preferred stock is required in order to:

     o issue securities with any rights senior to or on parity with the Series H preferred stock;

     o sell substantially all of Fonix's assets, grant any exclusive rights or license to Fonix's products or intangible assets (except in the ordinary course of business), or merge with or consolidate into any other entity in a transaction or series of related transactions, except during periods after the stated value of the outstanding Series H preferred stock is less than $5,000,000;

     o redeem any outstanding equity securities, except for previously issued options, warrants, or preferred stock, except during periods after the stated value of the outstanding Series H preferred stock outstanding is less than $5,000,000; or

     o make any changes in the rights, preferences, or privileges of the Series H preferred stock or amend the certificate of incorporation or bylaws.

Series I Convertible Preferred Stock - On October 24, 2003, the Company entered into a private placement of shares of its Class A common stock with The Breckenridge Fund, LLC, a New York limited liability company ("Breckenridge"). Under the terms of the private placement, Breckenridge agreed to sell 1,043,478 shares of our Class A common stock for $240,000 (the "Private Placement Funds").

Subsequent to the Company's receiving the Private Placement Funds, but before any shares were issued in connection with the private placement, the Company agreed with Breckenridge to rescind the private placement of the shares and to restructure the transaction. The Company retained the Private Placement Funds as an advance in connection with the restructured transaction. The Company paid no interest or other charges to Breckenridge for use of the Private Placement Funds.

Following negotiations with Breckenridge, on January 29, 2004, the Company issued to Breckenridge 3,250 shares of 8% Series I Convertible Preferred Stock (the "Series I preferred stock"), for an aggregate purchase price of $3,250,000, including the Private Placement Funds which the Company had already received. The Series I preferred stock was issued under a purchase agreement (the "Purchase Agreement") dated as of December 31, 2003. The Series I preferred stock has a stated value of $1,000 per share.

In connection with the offering of the Series I preferred stock, the Company also issued to Breckenridge warrants to purchase up to 965,839 shares of the Company's Class A common stock at $0.50 per share through December 31, 2008, and issued 2,414,596 shares of our Class A common stock.

In connection with the issuance of the Series I preferred stock, the Company agreed to register the resale by Breckenridge of the Class A common shares issued and the Class A common shares issuable upon conversion of the Series I preferred stock, issuable as payment of dividends accrued on the Series I Preferred Stock and issuable upon exercise of the warrants.

Dividends on the Series I preferred stock are payable at the annual rate of 8% of the stated value of the shares of Series I preferred stock outstanding. The dividends are payable in cash or shares of our Class A common stock, at the Company's option. Aggregate annual dividend requirements for the Series I preferred stock are $260,000. As of March 31, 2004, the Company accrued a dividend of $65,000 on its Series I preferred stock.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of Fonix, the funds available for distribution, after payment to creditors and then to the holders of Fonix's Series A preferred stock of their liquidation payment, but before any liquidation payments to holders of junior preferred stock or common stock, would be payable to the holders of the Series I preferred stock in an amount equal to the stated value of the then outstanding Series I preferred stock plus any unpaid accumulated dividends thereon.

The Series I preferred stock is convertible into shares of our Class A common stock as follows:

     o The first $250,000 (250 shares) of Series I preferred stock is convertible as follows: (i) for any conversion occurring prior to the date on which the SEC declares a registration statement effective (the "Effective Registration Date") and through the tenth business day following the Effective Registration Date, the conversion price will be the lower of $0.23 per share or 87.5% of the average of the two lowest closing bid prices over the twenty trading days prior to the conversion date; and (ii) for any conversion occurring on or after the eleventh business day following the Effective Registration Date, the conversion price will be $0.23 per share.

     o The remaining $3,000,000 (3,000 shares) of Series I preferred stock is convertible at the lower of (i) $0.75 per share or (ii) 87.5% of the average of the two lowest closing bid prices over the twenty trading days prior to the conversion date.

Under the terms of the Purchase Agreement, the Company agreed to establish an escrow account (the "Escrow Account"), into which it deposits funds which can be used for the Company's optional redemption of the Series I preferred stock, or which may be used by Breckenridge to require the Company to redeem the Series I preferred stock if the Company has defaulted under the Purchase Agreement. The conditions of deposit into the Escrow Account are as follows:

     o If, prior to August 31, 2004, there has not been a declared default under the purchase agreement, the Company will deposit into the Escrow Account 25% of any amount it receives in excess of $1,000,000, calculated per put, under the terms of the Fifth Equity Line of Credit, or other similar equity line of financing arrangement.

     o If, prior to August 31, 2004, there has been a declared default under the preferred stock purchase agreement, the Company will deposit into the Escrow Account 33% of any amount the Company receives in excess of $1,000,000, calculated per put, under the terms of the Fifth Equity Line or other similar equity line of financing arrangement.

In the event that there remains in the Escrow Account amounts  following  either
(i) the conversion of all of the outstanding shares of Series I preferred stock, together with any accrued and unpaid dividends thereon, or (ii) redemption of all of the outstanding shares of Series I preferred stock, together with any accrued and unpaid dividends thereon, those remaining amounts shall be released from the Escrow Account to the Company.

The Company has granted Breckenridge a first lien position on the Company's intellectual property assets as security under the Purchase Agreement. Breckenridge has agreed to release such lien upon the registration of the Company's Class A common stock, as outlined above, becoming effective and the Company depositing $2,000,000 in the Escrow Account.

Redemption of the Series I preferred stock, whether at our option or that of Breckenridge, requires the Company to pay, as a redemption price, the stated value of the outstanding shares of Series I Preferred Stock to be redeemed, together with any accrued but unpaid dividends thereon, multiplied by (i) 110% for any redemption occurring within 90 days after the closing date of the issuance of the Series I preferred stock; (ii) 115% for any redemption occurring between the 91st day but before the 150th day after the closing date of the issuance; (iii) 120% for any redemption occurring between the 151st day and the second anniversary of the closing date of the issuance; and (iv) 130% for any payment of the redemption price occurring on or after the second anniversary of the closing date of the issuance.

The Company has allocated the proceeds received from the Series I preferred stock offering, based on the relative fair values of the securities issued, as follows: $261,000 to the warrants; $730,000 to the Class A common stock; $429,000 to the Series I preferred stock and $1,830,000 to the Series I preferred stock beneficial conversion option received by Breckenridge. The amounts allocated to the warrants, the common stock and the beneficial conversion option resulted in a discount on the Series I Preferred Stock of $2,821,000 that was immediately recognized as a dividend on the Series I preferred stock on January 29, 2004. The Company determined that the Series I preferred stock was not mandatorily redeemable under the requirements of FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," and has classified the Series I Preferred Stock as a component of stockholders' equity.

8.  EQUITY LINE OF CREDIT

Fifth Equity Line of Credit - The Company entered, as of July 1, 2003, into a Private Equity Line Agreement (the "Fifth Equity Line Agreement") with an investor (the "Equity Line Investor"). Under the Fifth Equity Line Agreement, the Company has the right to draw up to $20,000,000 against an equity line of credit ("the Fifth Equity Line") from the Equity Line Investor. The Company is entitled under the Fifth Equity Line Agreement to draw certain funds and to put to the Equity Line Investor shares of the Company's Class A common stock in lieu of repayment of the draw. The number of shares to be issued is determined by dividing the amount of the draw by 90% of the average of the two lowest closing bid prices of the Company's Class A common stock over the ten trading days after the put notice is tendered. The Equity Line Investor is required under the Fifth Equity Line Agreement to tender the funds requested by the Company within two trading days after the ten-trading-day period used to determine the market price.

In connection with the Fifth Equity Line Agreement, the Company granted registration rights to the Equity Line Investor and filed a registration statement on Form S-2, which covered the resales of the shares to be issued under the Fifth Equity Line. The Company is obligated to maintain the effectiveness of the registration statement.

The Company entered into an agreement with the Equity Line Investor to terminate all previous equity lines, and cease further draws or issuance of shares under all previous equity lines. As such, as of the date of this report, the only active equity line of credit is the Fifth Equity Line.

For the quarter ended March 31, 2004 the Company received $5,800,000 in funds and a subscription receivable of $1,314,000 drawn under the Fifth Equity Line, less commissions and fees of $190,000, and issued 20,195,293 shares of Class A common stock to the Equity Line Investor.

9.  COMMON STOCK, STOCK OPTIONS AND WARRANTS

Reverse Stock Split - On March 24, 2003, the Company's shareholders approved a one-for-forty reverse stock split to its outstanding Class A common stock and common stock options and warrants. The stock split has been retroactively reflected in the accompanying consolidated financial statements for all periods presented.

Class A Common Stock - During the three months ended March 31, 2004, 20,195,293 shares of Class A common stock were issued in connection with draws on the equity line (see Note 8), 7,036,802 shares were issued in connection with the acquisition of LecStar (see Note 2), 2,414,596 were issued in connection with the Series I Preferred Stock transaction and 1,463,753 were issued in full satisfaction of $35,000 of accounts payable and $258,000 of accrued liabilities.

Stock Options - During the three months ended March 31, 2004, the Company granted options to employees to purchase 75,000 shares of Class A common stock. The options have exercise prices ranging from $0.36 to $0.37 per share, which was the quoted fair market value of the stock on the dates of grant. The options granted vest over the three years following issuance. Options expire within ten years from the date of grant if not exercised. Using the Black-Scholes pricing model, the weighted average fair value of the employee options was $0.37 per share. During the three months ended March 31, 2004, 12,158 options were forfeited by former employees of the Company. As of March 31, 2004, the Company had a total of 871,743options to purchase Class A common stock outstanding.

Warrants - As of March 31, 2004, the Company had warrants to purchase a total of 1,011,639 shares of Class A common stock outstanding that expire through 2010.

10.  LITIGATION, COMMITMENTS AND CONTINGENCIES

U.S. Department of Labor Settlement Agreement - On March 5, 2003, the Company entered into a settlement agreement with the U.S. Department of Labor relating to back wages owed to former and current employees during 2002. Under the agreement the Company will pay an aggregate of $4,755,000 to certain former and current employees in twenty-four installment payments. The first installment payment was due May 1, 2003. The remaining payments are due on the first day of each month, until paid in full. If any of the installment payments are more than fifteen days late, the entire balance may become due and payable.

The Company did not have sufficient cash to pay the first installment payment due May 1, 2003. The Company reached an agreement with the Department of Labor to extend the commencement date for installment payments to August 1, 2003 and has since that time made the required payments due under the modified agreement.

Series D Debentures - On May 3, 2004, the Company filed a lawsuit against the Debenture holder, alleging the inadvertent transfer to and improper sale of shares of the Company's Class A common stock by the Debenture holder. The complaint seeks (i) a declaratory judgment that the Company may set off the fair value of the Unauthorized Shares against the value the Company owes to the Debenture holder in connection with the Series I Preferred Stock transaction,
(ii) judgment against the Debenture holder for the fair value of the shares, and
(iii) punitive damages from the Debenture holder for improper conversion of the shares.

11. BUSINESS SEGMENTS

Information related to Fonix's reportable operating business segments is shown below. Fonix's reportable segments are reported in a manner consistent with the way management evaluates the businesses. The Company identifies its reportable business segments based on differences in products and services. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. The products and services of each business segment are further described in Note 1. The Company has identified the following business segments:

Speech - The Company's speech-enabling technologies include automated speech recognition and text-to-speech for embedded automotive, wireless and mobile devices, computer telephony and server solutions, and personal software for consumer applications.

Telecom - Telecommunications services include wireline voice, data, and long distance and Internet services to business and residential customers.


The following presents certain segment information as of and for three months ended March 31, 2004:

                                                             Speech            Telecom              Total
                                                          ------------------- ---------------- -----------------

Revenues from external customers                          $     448,000       $  1,477,000     $     1,925,000
Depreciation and amortization                                   (33,000)          (593,000)           (626,000)
Interest expense                                                (12,000)          (226,000)           (238,000)
Gain on forgiveness of debt                                     481,000                -               481,000
Segment loss                                                 (1,412,000)          (930,000)         (2,342,000)
Segment assets                                                7,406,000         22,285,000          29,691,000
Expenditures for segment assets                                  18,000                -                18,000
                                                          ------------------- ---------------- -----------------


Revenues and assets outside the United States of America were not material. During 2004, the Company had no customers that exceeded 10% of total revenues. The Company had revenues from two customer of the Speech business segment that represented approximately 18% and 18%, respectively, of the Company's consolidated revenues for the three months ended March 31, 2003.

12.  SUBSEQUENT EVENTS

Fifth Equity Line of Credit - Subsequent to March 31, 2004 and through May 5, 2004, the Company received $2,250,000 in funds, less commissions and fees of $72,000, drawn under the Fifth Equity Line and issued 2,154,000 shares of Class A common stock to the Equity Line Investor.

                    UNAUDITED PRO FORMA FINANCIAL INFORMATION

On February 24, 2004, Fonix Corporation ("Fonix") closed its acquisition of all of the capital stock of LTEL Holdings Corporation including its wholly owned subsidiaries, LecStar Telecom, Inc. and LecStar DataNet, Inc. (collectively "LTEL") in exchange for negotiated consideration of $33,000,000, which consisted of Fonix issuing 7,036,802 shares of Class A common stock, 2,000 shares of 5% Series H non-voting, nonconvertible preferred stock, $10,000 stated value per share, and a 5% $10,000,000 secured, six-year promissory note. In accordance with Statements of Financial Accounting Standards No. 141, Business Combinations, the consideration given and the purchase price were recorded at the estimated fair value of the securities issued, or $13,550,000.

Interest on the promissory note is due quarterly at 5% per annum beginning April 15, 2004, then quarterly payments of interest and principal of $319,000 are due beginning April 15, 2005 through January 10, 2010 when the remaining balance is due. Additional principal payments are due in amounts equal to 33% of the aggregate proceeds received from Fonix's Fifth Equity Line, and any successor equity line from the same investor, in excess of $900,000 during any calendar month, over the term of the note, commencing in August 2004.

Dividends on the stated value of the outstanding Series H preferred stock are payable at the rate of 5% per annum as and when declared by the Board of Directors. The annual dividend requirement is $1,000,000. If dividends are declared on Fonix's common stock, as a condition of that dividend, Fonix is required to pay 3% of the aggregate amount of such dividend to the Series H preferred holders. Dividends on the Series H preferred stock and interest on the promissory note are payable in cash or, at the option of Fonix, in shares of Class A common stock.

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 has been prepared to present the effects of the acquisition of LTEL as though the acquisition had occurred on January 1, 2003. The unaudited pro forma financial information is illustrative of the effects of the acquisition and does not necessarily reflect the results of operations that would have resulted had the acquisition actually occurred on that date. In addition, the pro forma financial information is not necessarily indicative of the results that may be expected for the year ending December 31, 2004, or any other period.

                                Fonix Corporation
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                                                                          Pro Forma                 Pro Forma
                                                   Fonix                LTEL            Adjustments                  Results
                                            ------------------- -------------------- -------------------       --------------------

Revenues                                    $        2,384,000  $        15,859,000  $                -        $       18,243,000
Cost of revenues:
 Impairment loss on capitalized software

  technology                                          (822,000)                   -                   -                  (822,000)

 Other cost of revenues                               (207,000)          (7,461,000)                  -                (7,668,000)
                                            ------------------- -------------------- -------------------       --------------------
  Gross profit                                       1,355,000            8,398,000                                     9,753,000
                                                                                                      -
                                            ------------------- -------------------- -------------------       --------------------
Operating expenses:
 Selling, general and administrative                 7,004,000            8,856,000           5,684,000  (B)           21,544,000

 Product development and research                    5,141,000                    -                   -                 5,141,000

 Impairment loss on intangible assets                  302,000                    -                   -                   302,000
                                            ------------------- -------------------- -------------------       --------------------
  Total operating expenses                          12,447,000            8,856,000           5,684,000                26,987,000
                                            ------------------- -------------------- -------------------       --------------------
Loss from operations                               (11,092,000)            (458,000)         (5,684,000)              (17,234,000)

Interest income                                         43,000                    -                   -                    43,000
Interest expense                                    (1,973,000)          (1,025,000)         (1,038,000) (A)           (4,036,000)

Other expense                                         (161,000)                   -                   -                  (161,000)
                                            ------------------- -------------------- -------------------       --------------------
Loss from operations before equity
 in net loss of affiliate                          (13,183,000)          (1,483,000)         (6,722,000)              (21,388,000)

Equity in net loss of affiliate                       (360,000)                   -                   -                  (360,000)
                                            ------------------- -------------------- -------------------       --------------------
Net loss                                    $      (13,543,000) $        (1,483,000) $       (6,722,000)       $      (21,748,000)
                                            =================== ==================== ===================       ====================
Basic and diluted net loss per common share $            (0.50)                                          (C)   $            (0.67)
                                            ===================                                                ====================


    See the accompanying notes to unaudited pro forma financial information.

                                Fonix Corporation
               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

     A    To  record  interest   expense  on  the  carrying  amount  of  the  5%
          $10,000,000 promissory note at the imputed interest rate of 25% per annum.

     B To record amortization of the intangible assets over their estimated useful lives. Of the $19,231,000 allocated to acquired intangible assets, $1,154,000 was assigned to LecStar's brand name, which has an indefinite life and therefore is not subject to amortization,
          $15,000,000 was assigned to the local telephone exchange customer base, with a 2.9-year weighted-average useful life, and $3,077,000 was assigned to established marketing contracts and agreements with utility companies, with a 1.8-year estimated useful life. Total intangible assets subject to amortization have a weighted-average useful life of approximately 2.7 years. Approximately 44% of the customer base includes residential customers with an estimated weighted-average customer life of 2.3 years and 56% are business customers with an estimated weighted-average customer life of 3.4 years.

     C Historical and pro forma basic and diluted net loss per common share for the year ended December 31, 2003 was computed as follows:

                                                                                         Fonix            Pro Forma
                                                                                   --------------------  ----------------
                   Loss from continuing operations                                 $     (13,543,000)    $  (21,748,000)
                   5% Series H preferred stock dividends                                            -        (1,000,000)
                                                                                   --------------------  ----------------
                   Net loss attributable to common stockholders                    $     (13,543,000)    $  (22,748,000)
                                                                                   ====================  ================
                   Basic and diluted weighted-average common shares outstanding           26,894,005         33,930,807
                                                                                   ====================  ================
                   Basic and diluted net loss per common share                     $           (0.50)    $        (0.67)
                                                                                   ====================  ================

                   LTEL HOLDINGS CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                     Years ended December 31, 2003 and 2002



CONTENTS


Report of Independent Auditors............................................F-2

Report of Independent Auditors............................................F-3

Consolidated Financial Statements

Consolidated Balance Sheets ..............................................F-4

Consolidated Statements of Operations.....................................F-5

Consolidated Statements of Accumulated Deficit............................F-6

Consolidated Statements of Cash Flows.....................................F-7

Notes To Consolidated Financial Statements................................F-8

                         REPORT OF INDEPENDENT AUDITORS




The Board of Directors and Stockholders
LecStar Telcom, Inc. and LecStar Datanet, Inc.


We have audited the accompanying combined statements of operations, accumulated deficit, and cash flows of LecStar Telecom, Inc. and LecStar Datanet, Inc. for the period from January 1, 2002 through December 5, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the period from January 1, 2002 through December 5, 2002 in conformity with accounting principles generally accepted in the United States.



December 18, 2003
New York, New York



                                          Sherb & Co., LLP
                                          Certified Public Accountants

                         REPORT OF INDEPENDENT AUDITORS




The Board of Directors and Stockholders
LTEL Holdings Corporation


We have audited the accompanying consolidated balance sheet of LTEL Holdings Corporation and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, accumulated deficit, and cash flows for the year ended December 31, 2003 and the period from December 6, 2002 through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LTEL Holdings Corporation and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the year ended December 31, 2003 and the period from December 6, 2002 through December 31, 2002 in conformity with accounting principles generally accepted in the United States.



February 25, 2004
New York, New York

                                               Sherb & Co., LLP
                                               Certified Public Accountants

                   LTEL HOLDINGS CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                                      December 31,   December 31,
                                                                         2003           2002
                                                                       ----------     ----------

ASSETS

Current assets:
   Cash and cash equivalents                                           $  145,604     $   20,905
   Accounts receivable, net of allowance for doubtful accounts
     of $271,781 and $259,281 at 2003 and 2002, respectively            1,942,865      1,078,714
   Prepaid expenses and other current assets                               66,414         44,418
                                                                       ----------     ----------
Total current assets                                                    2,154,883      1,144,037

Long-term investments                                                     250,000        250,000

Property and equipment:
   Furniture and fixtures                                                 211,989        211,989
   Network equipment                                                      850,324        787,195
   Software                                                               131,210        117,419
   Leasehold improvements                                                  67,863         65,013
                                                                       ----------     ----------
                                                                        1,261,386      1,181,616
   Accumulated depreciation                                              (597,158)       (59,746)
                                                                       ----------     ----------
Net property and equipment                                                664,228      1,121,870

Restricted cash                                                            30,000         45,000
Deposits and other assets                                               1,017,133        705,280
                                                                       ----------     ----------
Total other assets                                                      1,047,133        750,280

Goodwill                                                                3,764,105      3,764,105

                                                                       ----------     ----------
Total assets                                                           $7,880,349     $7,030,292
                                                                       ==========     ==========

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
   Accounts payable                                                    $4,709,470     $3,161,076
   Accrued expenses                                                     2,974,347      3,097,771
   Unearned revenue                                                       602,105        465,902
   Current portion of notes payable                                       346,721        783,156
                                                                       ----------     ----------
Total current liabilities                                               8,632,643      7,507,905
                                                                       ----------     ----------

Long-term portion of notes payable                                      8,036,102              -
                                                                       ----------     ----------
Stockholders' deficit:
   Preferred stock, series A, no par value:
     Authorized - 20 shares
     Issued and outstanding - 2.5 and 0 shares at December 31,
       2003 and December 31, 2002, respectively                                 -              -
   Preferred stock, series B, no par value:
     Authorized - 200 shares
     Issued and outstanding - 200 and 0 shares at December 31,
       2003 and December 31, 2002, respectively                                 -              -
   Common stock, class A, no par value:
     Authorized - 8,000 shares
     Issued and outstanding - 400 and 0 shares at December 31,
       2003 and December 31, 2002, respectively                                 -              -
   Common stock, class B, no par value:
     Authorized - 2,000 shares
     Issued and outstanding - 0 shares                                          -              -
   Additional paid-in capital                                             870,000              -
   Accumulated deficit                                                 (9,658,396)      (477,613)
                                                                       ----------     ----------
Total stockholders' deficit                                            (8,788,396)      (477,613)
                                                                       ----------     ----------
Total liabilities and stockholders' deficit                            $7,880,349     $7,030,292
                                                                       ==========     ==========


          See notes to consolidated and combined financial statements.

                 LTEL HOLDINGS CORPORATION AND SUBSIDIARIES AND
                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

               CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

                                                                                              LECSTAR TELECOM
                                                                                                     AND
                                                                  LTEL HOLDINGS               LECSTAR DATANET
                                                         -------------------------------       ------------
                                                                            December 6,         January 1,
                                                          Year Ended          2002 to            2002 to
                                                          December 31,      December 31,        December 5,
                                                             2003               2002                2002
                                                         ------------       ------------       ------------
Revenues                                                 $ 15,858,764       $  1,119,895       $  9,361,676
                                                         ------------       ------------       ------------

Operating expenses:
   Cost of services                                         7,461,447            723,716          6,687,569
   Selling, general and administrative expenses             8,219,047            755,133          8,367,207
   Depreciation and amortization                              636,283             70,963          1,081,317
   Write-down of net property and equipment                         -                  -            205,960
                                                         ------------       ------------       ------------
Total operating expenses                                   16,316,777          1,549,812         16,342,053

Loss from operations                                         (458,013)          (429,917)        (6,980,377)

Other income (expense):
   Interest expense                                        (1,025,333)           (47,696)       (12,526,997)
                                                         ------------       ------------       ------------
Net loss                                                 $ (1,483,346)      $   (477,613)      $(19,507,374)
                                                         ============       =============      ============




          See notes to consolidated and combined financial statements.

                 LTEL HOLDINGS CORPORATION AND SUBSIDIARIES AND
                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

           CONSOLIDATED AND COMBINED STATEMENTS OF ACCUMULATED DEFICIT


                                                                                          LECSTAR TELECOM
                                                                                               AND
                                                                 LTEL HOLDINGS            LECSTAR DATANET
                                                    -------------------------------       ------------
                                                                        December 6,         January 1,
                                                     Year Ended           2002 to            2002 to
                                                     December 31,       December 31,       December 5,
                                                        2003                2002               2002
                                                    ------------       ------------       ------------
Beginning accumulated deficit                      $   (477,613)      $          -       $(47,588,545)

Net loss                                             (1,483,346)          (477,613)       (19,507,374)

Distributions                                        (7,500,000)                 -         (1,036,720)

Preferred stock dividends                              (197,437)                 -         (1,036,720)


                                                    ------------       ------------       ------------
Ending accumulated deficit                         $ (9,658,396)      $   (477,613)      $(68,132,639)
                                                    ============       ============       ============




          See notes to consolidated and combined financial statements.

                 LTEL HOLDINGS CORPORATION AND SUBSIDIARIES AND
                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.


               CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS


                                                                                                 LECSTAR TELECOM
                                                                                                      AND
                                                                        LTEL HOLDINGS            LECSTAR DATANET
                                                                  ----------------------------   ---------------
                                                                 Twelve Months     December 6,      January 1,
                                                                     Ended           2002 to          2002 to
                                                                  December 31,     December 31,    December 5,
                                                                      2003             2002            2002
                                                                  -----------      -----------      -----------
OPERATING ACTIVITIES
Net loss                                                          $(1,483,345)    $   (477,613)    $(19,507,374)
Adjustments to reconcile net loss to net cash used
in operating activities:
   Depreciation and amortization                                      636,283           70,963        1,081,317
   Write-down of net property and equipment                                 -                -          205,960
   Stock option compensation                                                -                -          561,788
   Non-cash interest expense                                                -                -       11,778,975
   Marketing rights                                                  (152,001)         (12,668)         228,000

   Changes in operating assets and liabilities:
     Accounts receivable                                             (864,151)          95,105         (625,401)
     Deposits and other assets                                       (432,721)        (103,917)        (136,088)
     Accounts payable                                               1,548,394           95,712          798,022
     Accrued expenses                                                (165,038)         266,269          848,438
     Unearned revenue                                                 136,203          (72,119)         382,420
                                                                 ------------     ------------      -----------
Net cash used in operating activities                                (776,376)        (138,268)      (4,383,943)

INVESTING ACTIVITIES
Purchases of property and equipment                                   (79,769)               -          (18,276)
(Increase) decrease in restricted cash                                 15,000           70,000          (70,000)
                                                                  ------------    ------------      -----------
Net cash (used in) provided by investing activities                   (64,769)          70,000          (88,276)

FINANCING ACTIVITIES
Net proceeds from the issuance of stock                               230,000                -                -
Proceeds from borrowing                                               750,000                -                -
Payment of long-term debt                                             (14,156)            (674)               -
Payment of capital lease obligations                                        -                -          (36,705)
Elimination of net amounts owed to LecStar Corporation                      -                -        4,543,578
                                                                  ------------     ------------      -----------
Net cash provided by (used in) financing activities                   965,844             (674)       4,506,873
                                                                  ------------     ------------      -----------
Increase (decrease) in cash and cash equivalents                      124,699          (68,942)          34,654
Cash and cash equivalents at beginning of period                       20,905           89,847           55,193
                                                                  ------------     ------------      -----------
Cash and cash equivalents at end of period                       $    145,604     $     20,905      $    89,847
                                                                 ============      ============      ===========


NON-CASH INVESTING AND FINANCING ACTIIVITIES
Note and preferred stock issued in connection
  with acquisition                                               $  7,500,000     $          -     $          -
Conversion of notes payable to preferred stock                   $    640,000     $          -     $          -


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
   Interest                                                      $    475,273     $     47,696     $    748,022


          See notes to consolidated and combined financial statements.

                 LTEL HOLDINGS CORPORATION AND SUBSIDIARIES AND
                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

             NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

                                DECEMBER 31, 2003


1.         Description of Business and Significant Accounting Policies

     A. Description Of Business - LecStar Telecom, Inc. and LecStar Datanet, Inc., (collectively "LecStar"), formerly wholly owned subsidiaries of LecStar Communications Corporation, are Competitive Local Exchange Carriers (CLEC) which market on a region-wide basis a full scope of advanced telecommunication services that include local access dial tone, national and international long distance, enhanced subscriber services, high-speed data and Internet services and network management. LecStar Communications Corporation was a wholly owned subsidiary of LecStar Corporation.

          On December 6, 2002, LecStar Corporation and LecStar Communications Corporation entered into an Acceptance of Collateral Agreement ("the Agreement") with McCormack Avenue, Ltd. ("McCormack"). Pursuant to the Agreement, LecStar Corporation and LecStar Communications Corporation, agreed to, among other things, surrender to McCormack the collateral securing certain indebtedness for borrowed money owed by LecStar Corporation and LecStar Communications Corporation to McCormack. McCormack was the assignee and present holder of various promissory notes evidencing loans made by various secured third parties to LecStar Corporation and LecStar Communications Corporation. The
          collateral consisted principally of the common stock of LecStar Telecom, Inc. and LecStar Datanet, Inc. The total of the indebtedness assigned to McCormack totaled $769,000 plus accrued interest.

          This transaction was considered an acquisition of LecStar Telecom, Inc. and LecStar Datanet, Inc. and other assets by McCormack, effective December 6, 2002, and has been accounted for as a purchase of the net assets of LecStar Telecom, Inc. and LecStar Datanet, Inc. by McCormack. The assets acquired and the liabilities assumed are included in the financial statements of LTEL Holdings Corporation and subsidiaries at their estimated fair values.

          The excess of the $769,000 purchase price over the fair value of the assets acquired and liabilities assumed of ($2,995,105) has been recorded as goodwill in the amount of $3,764,105. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

          Fair value, as defined by generally accepted accounting principles, of assets acquired and liabilities assumed:

                         Cash                         $    89,847
                         Accounts receivable            1,364,957
                         Other assets                     809,513
                         Property and equipment         1,181,616
                         Goodwill                       3,764,105
                         Current liabilities           (6,378,538)
                         Other long-term liabilities      (62,500)
                                                       ----------
                         Net assets acquired          $   769,000
                                                       ==========


          Pro forma disclosures as required by SFAS 141, Business Combinations, are not included as there would not have been any changes to historical information.

                 LTEL HOLDINGS CORPORATION AND SUBSIDIARIES AND
                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC

       NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

                                DECEMBER 31, 2003


          The statements of operations, accumulated deficit, and cash flows for the period of January 1, 2002 through December 5, 2002 reflect the combined results of operations and cash flows of LecStar Telecom, Inc. and LecStar Datanet, Inc. only. These financial statements include allocation of all of the expenses of LecStar Corporation.

          On September 5, 2003, McCormack entered into a Contribution and Assignment Agreement ("Contribution Agreement") with LTEL Holdings Corporation ("LTEL" or the "Company"). Pursuant to the Contribution Agreement, McCormack assigned and transferred to LTEL its rights and title to the capital stock of LecStar Telecom, Inc. and LecStar Datanet, Inc. for consideration of 200 shares of LTEL's Series B 3% convertible Preferred stock and a secured 5% debenture in the principal amount of $7,500,000. As a result of this transaction, the Company determined that the application of purchase accounting was not appropriate. Therefore, the combined assets and liabilities are recorded at their historical basis. The corresponding Preferred shares and notes issued by LTEL have been recorded as a distribution. Of the original indebtedness assigned to McCormack, $640,000 was converted to additional paid-in capital in 2003.

          The 5% Secured Debenture is due September 5, 2008. Interest of 5% per annum is due on September 5, 2008. Prior to the maturity date the Company can redeem, for cash, all or any portion of the outstanding principal. To redeem any amount of the debentures the Company must also pay all accrued and unpaid interest existing at the date of redemption.

          The Series B Preferred Stock accrue dividends at an annual rate of 3% of the liquidation preference ($100,000 per share) which are payable annually on each anniversary date in cash or shares of Class A common stock, as determined by the Company.

     B. Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     C. Revenue Recognition - The Company's revenues are derived principally from monthly service fees to customers for usage of their telecommunications services. The service fees are charged to customers at a fixed rate per month. Service fees are billed one month in advance but recognized when earned, in the period in which the service is provided.

     D. Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents consist primarily of an operating checking account and certificate of deposit. The carrying amount reported in the balance sheet approximates fair value.

     E. Long-term Investments - Long-term Investments are carried at the lower of cost or market.

     F. Restricted Cash - At December 31, 2003 and 2002 respectively, $30,000 and $45,000 of cash was pledged as collateral on an outstanding letter of credit related to a guarantee required in conjunction with the Company's telephone equipment operating lease. The amounts are classified as restricted cash on the balance sheet.

                 LTEL HOLDINGS CORPORATION AND SUBSIDIARIES AND
                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

       NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

                                DECEMBER 31, 2003


     G. Property and Equipment - Property and equipment is stated at cost. Depreciation is computed on a straight-line basis for financial reporting purposes over the following estimated useful lives. Depreciation expense includes depreciation of assets recorded under capital leases.

                  Furniture                                   7 years
                  Leasehold improvements                      Term of lease
                  Network equipment and software              3-5 years

     H. Goodwill - Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost. The Company adopted SFAS 142 on January 1, 2002, which had no material effect on its financial statements. On a periodic basis the Company reviews for indications of impairment. At of December 31, 2003 and 2002, the Company had not observed any indicators of impairment.

     I.   Impairment  of Long  Lived  Assets - The  Company  reviews  long-lived assets to assess recoverability from future operations using undiscounted cash flows. When necessary, charges for impairments of long-lived assets are recorded for the amount by which the present value of future cash flows exceeds the carrying value of these assets. The Company believes that the balance of long-lived assets in the accompanying consolidated balance sheet is appropriately valued.

     J. Stock Based Compensation - In connection with debt and equity transactions by LecStar Corporation during the year ended December 31, 2002, LecStar Corporation recognized $11,778,975 of non-cash interest expense and $714,984 of non-cash compensation expense, which represented the fair value of LecStar Corporation's common stock issued for debt and services rendered.

     K. Fair Value of Financial Instruments - The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, notes payable and capital lease obligations. As of December 31, 2003 and December 31, 2002, the fair value of these instruments approximated their financial statement carrying amount.

     L.   Accrued  Expenses  - Accrued  expenses  include  accruals  for  unpaid
          Federal excise, state and local sales taxes, and other regulatory fees.

     M. Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), which provides for an asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are recorded for future tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities, and are measured using current tax rates and laws that are expected to be in effect when the underlying assets or liabilities are anticipated to be recovered or settled.

     N.   Principles  of  Consolidation   and  Combination  -  The  consolidated
          financial statements include the accounts of the Company and its wholly owned subsidiaries. The combined financial statements include the accounts of LecStar Telecom, Inc. and LecStar Datanet, Inc. All significant intercompany balances and transactions are eliminated in consolidation.

                 LTEL HOLDINGS CORPORATION AND SUBSIDIARIES AND
                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

       NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

                                DECEMBER 31, 2003


     O. Financial Condition - As of December 31, 2003, the Company had a working capital deficiency of approximately $6,478,000, and a stockholders' deficit of approximately $8,788,000. The Company is continuing to pursue additional equity and debt financing. There are no assurances that the Company will receive the additional equity and debt financing. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.


2.   Significant Transactions

          On February 28, 2003, LecStar Telecom, Inc. established an asset securitization facility which provided the Company with $750,000. Assets securitized under this facility consist of executory future cash flows from LecStar Telecom, Inc. customers in the states of Georgia, Tennessee, Florida, and Louisiana. LecStar Telecom, Inc. has pledged both its interest in the securitization facility, LecStar Telecom Ventures LLC, and customer accounts receivable to the lender.

          LecStar Telecom, Inc. has recorded the $750,000 as a note payable in its consolidated financial statements. The note bears an interest rate of 6.5% and is due on February 27, 2007 with 36 equal monthly installments beginning on March 6, 2004.


3.         Long-Term Debt

           Long-term debt consists of the following:

                                                         December 31,     December 31,
                                                             2003             2002
                                                          ----------       ----------

           Note payable secured by all of the
           assets and outstanding stock of the
           operating subsidiaries, bearing an
           interest rate of 5% per annum, and
           maturing in 2008                              $ 7,500,000       $        -

           Note payable related to asset
           securitization facility, bearing
           an interest rate of 6.5% per annum                750,000                -

           Unsecured demand notes to officers,
           directors and investors bearing an
           interest rate of 12% (a)                          132,823          769,000

           Obligation under capital lease for
           equipment                                               -           14,156
                                                          ----------       ----------
                                                           8,382,823          783,156

           Less: current portion of long-term debt          (346,721)         (783,156)
                                                          ----------       ----------
       Total long-term debt                              $ 8,036,102       $        -
                                                          ==========       ==========


          (a) As part of the Contribution Agreement, $640,000 of notes payable has been converted to additional paid-in capital.

                 LTEL HOLDINGS CORPORATION AND SUBSIDIARIES AND
                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

       NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

                                DECEMBER 31, 2003


          Scheduled maturities of long-term debt as of December 31, 2003 are as follows:

2004       $  346,721
2005       $  248,305
2006       $  264,935
2007       $   22,862
2008       $7,500,000


4.         Stockholders' Deficit

          Authorized Shares

          The total number of shares of stock, which the corporation is authorized to issue is 11,000. This consist of 8,000 shares of Class A common stock, no par value per share, 2,000 shares of Class B common stock, no par value per share and 1,000 shares of preferred stock, no par value per share.


          Class A common is entitled to one vote per share while Class B common is entitled to ten votes per share.





          Series A Preferred Stock: The Company has designated 20 shares out of a total of 1,000 authorized shares of its no par value preferred stock as Series A Convertible Preferred Stock ("Series A Preferred Stock"). Dividends of the Series A Preferred Stock are cumulative and payable annually on each anniversary of the date of issuance at a rate of 3% per annum on the sum of the liquidation preference ($100,000 per share). Dividends may be paid in cash or shares of Class A common stock, at the option of the Company. The Series A Preferred Stock is convertible at the option of the holder into 16 shares of the Company's Class A common stock for each share of designated preferred stock. The Series A Preferred Stock may also be redeemed by the Company upon 10 days written notice at 110% of the preferred stock stated value ($100,000). The Company has the option to pay the redemption in either cash or common stock. During 2003, the Company issued 2.5 shares of Series A Preferred Stock and received net proceeds of $230,000. At December 31, 2003, 2.5 shares of Series A Preferred Stock are outstanding which have an aggregate liquidation value of $250,000 and related accrued dividends of $2437.





          Series B Preferred Stock: The Company has designated 200 shares out of a total of 1,000 authorized shares of its no par value preferred stock as Series B Convertible Preferred Stock ("Series B Preferred Stock"). Dividends of the Series B Preferred Stock are cumulative and payable annually on each anniversary of the date of issuance at a rate of 3% per annum on the sum of the liquidation preference ($100,000 per share). Dividends may be paid in cash or shares of Class A common stock, at the option of the Company. The Series B Preferred Stock is convertible at the option of the holder into 6 shares of the Company's Class A common stock for each share of designated preferred stock and 4 shares of the Company's Class B common stock for each share of designated preferred stock. At December 31, 2003, 200 shares of Series B Preferred Stock are outstanding which have an aggregate liquidation value of $20,000,000, and related accrued dividends of $195,000.

                 LTEL HOLDINGS CORPORATION AND SUBSIDIARIES AND
                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

       NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

                                DECEMBER 31, 2003


5.         Income Taxes

          At  December   31,   2003,   the  Company  had  net   operating   loss
          carry-forwards for federal income tax purposes of approximately $8,574,000, which begin to expire in 2022. The Company's net operating loss carry-forwards are subject to certain limitations on annual utilization due to changes in ownership of the Company, as defined in
          Section 382 of the Internal Revenue Code. These limitations could significantly reduce the amount of the net operating loss carry-forwards available to the Company in the future.



          A reconciliation of the provision for income taxes (benefit) to the Federal statutory rate of 34% is as follows:


                                                December 31,    December 31,    December 5,
                                                    2003            2002            2002
                                                -----------     -----------     -----------


           Tax (benefit) at statutory rate      $  (504,000)    $  (162,000)    $ (6,633,000)
           State taxes (net of Federal benefit)      (6,000)        (19,000)        (780,000)
           Permanent differences                          0               0        4,900,000
           Valuation allowance                      510,000         181,000        2,513,000
                                                -----------     -----------      -----------
                                                $         -     $         -     $          -
                                                ===========     ===========      ===========


          Permanent, non deductible expenses of $4,900,000 as of December 5, 2002 represents non-cash interest and non-cash compensation expense.

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets at December 31, 2003 are as follows:


           Net operating loss              $ 3,198,000
           Valuation allowance              (3,198,000)
                                            ----------
           Net deferred tax assets         $         -
                                            ==========


          For financial reporting purposes, the Company has recorded a valuation allowance against deferred tax assets as management has determined that it is not more likely than not that the deferred tax assets for which the allowance has been established will materialize.

                 LTEL HOLDINGS CORPORATION AND SUBSIDIARIES AND
                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

       NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

                                DECEMBER 31, 2003


6.         Commitments and Contingencies

     A.   Lease Commitments

          Total rent expense for all operating leases was $382,240 and $410,346 during the years ended December 31, 2003 and 2002, respectively. Future minimum lease payments under the non-cancelable operating leases as of December 31, 2003, with initial lease terms of at least one year at the time of inception, are as follows:

                       2004                                    387,184
                       2005                                    118,812
                       2006                                     59,363
                       2007                                     56,093
                       Thereafter                               29,928
                                                            ----------
                       Total                                $  651,380
                                                            ==========


     B.   Legal Matters

          Other than the claim described below, the Company is not currently a party to any legal proceeding other than various claims and lawsuits arising in the normal course of business. The Company does not believe that these lawsuits would individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations. Furthermore, the Company believes that adequate coverage of these claims has been recorded in accounts payable or accrued liabilities.

          In connection with a $1,000,000 judgment rendered against an entity named LecStar/Corzon, Inc. in favor of a former officer of LecStar Communications Corporation, the former officer has filed an action seeking attachment of the assets of LecStar Telecom, Inc. and LecStar Datanet, Inc. The Company has moved to vigorously defend this claim. The likelihood of an unfavorable outcome or estimate of any possible loss cannot be determined at this time.


7.         Subsequent Events

          On November 24, 2003, LTEL signed a non-binding term sheet relating to the anticipated acquisition of all of the capital stock of LTEL by Fonix Corporation ("Fonix"). The significant terms of this acquisition were that Fonix would acquire LTEL for $33 million in secured debt and preferred and common stock; McCormack would convert its $7,500,000 of secured debt to LTEL Series B Preferred stock; the Series A Preferred stockholder would convert its stock to Series B Preferred stock, and LTEL would obtain the necessary stockholder and regulatory approvals.

          On February 25, 2004, Fonix Corporation conjugated this transaction whereby LTEL became a wholly owned subsidiary of Fonix.

                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

                      AUDITED COMBINED FINANCIAL STATEMENTS

                     Years ended December 31, 2001 and 2000



CONTENTS


Report of Independent Auditors............................................F-2

Audited Combined Financial Statements

Combined Balance Sheet....................................................F-3

Combined Statements of Operations.........................................F-4

Combined Statement of Stockholders' Deficit...............................F-5

Combined Statements of Cash Flows.........................................F-6

Notes To Combined Financial Statements....................................F-7

                         REPORT OF INDEPENDENT AUDITORS




The Board of Directors and Stockholders
LecStar Telecom, Inc. and LecStar DataNet, Inc.


We have audited the accompanying combined balance sheet of LecStar Telecom, Inc. and LecStar DataNet, Inc. as of December 31, 2001 and the related combined statements of operations, stockholders' deficit and cash flows for the years ended December 31, 2001 and December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of LecStar Telecom, Inc. and LecStar DataNet, Inc. at December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2001 and December 31, 2000 in conformity with accounting principles generally accepted in the United States.



December 19, 2003
New York, New York


                                             Sherb & Co., LLP
                                             Certified Public Accountants

                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

                             COMBINED BALANCE SHEET

                                December 31, 2001



ASSETS
Current assets:
   Cash and cash equivalents                                             $   55,193
   Accounts receivable, net of allowance for doubtful accounts
     of $55,826                                                             548,417
   Prepaid expenses and other current assets                                 13,293
                                                                         ----------
Total current assets                                                        616,903

Long-term investments                                                       250,000

Property and equipment:
   Furniture and fixtures                                                   326,241
   Network equipment                                                      1,523,470
   Software                                                                 586,638
   Leasehold improvements                                                   125,189
                                                                         ----------
                                                                          2,561,538
   Accumulated depreciation                                              (1,133,397)
                                                                         ----------
Net property and equipment                                                1,428,141

Restricted cash                                                              45,000
Deposits and other assets                                                   357,953
                                                                         ----------
Total assets                                                             $2,697,997
                                                                         ==========


LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
   Accounts payable                                                      $1,412,061
   Accrued expenses                                                         964,942
   Unearned revenue                                                         155,600
   Current portion of long-term debt                                         90,184
                                                                         ----------
Total current liabilities                                                 2,622,787
                                                                         ----------

Due to Parent                                                            47,661,755
                                                                         ----------

Stockholders' deficit:
   Common stock, $.01 par value:
     Authorized - 2,000,000 shares
     Issued and outstanding - 2,000                                              20
   Additional paid-in capital                                                 1,980
   Accumulated deficit                                                  (47,588,545)
                                                                         ----------
Total stockholders' deficit                                             (47,586,545)
                                                                         ----------
Total liabilities and stockholders' deficit                              $2,697,997
                                                                         ==========



                   See notes to combined financial statements.

                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

                        COMBINED STATEMENTS OF OPERATIONS



                                                                               YEAR ENDED DECEMBER 31
                                                                             2001                  2000
                                                                         ------------          ------------

Revenues                                                                 $  4,950,006          $  1,847,988
                                                                         -------------         -------------

Operating expenses:
   Cost of sales                                                            3,172,017             1,588,892
   Selling, general and administrative expenses                            10,295,309             7,217,521
   Depreciation and amortization                                            8,589,274             1,297,721
   Write-down of net property and equipment                                   679,295                     -
   Impairment of intangibles                                                4,651,334                     -
                                                                         -------------          ------------
Total operating expenses                                                   27,387,229            10,104,134

Loss from operations                                                      (22,437,223)           (8,256,146)

Other income (expense):
   Interest expense                                                        (7,470,623)           (5,412,773)
   Other income                                                                     -                 6,778
                                                                         -------------         -------------
Net loss                                                                 $(29,907,846)         $(13,662,141)
                                                                         =============         ============


                   See notes to combined financial statements.

                 LECSTAR TELECOM, INC AND LECSTAR DATANET, INC.

                   COMBINED STATEMENT OF STOCKHOLDERS' DEFICIT




                                               Common                     Additional                         Total
                                               Stock          Common      Paid-in          Accumulated       Stockholders'
                                               Shares         Stock       Capital            Deficit         Deficit
                                             --------       --------     ----------       ------------     ----------------
Balances at December 31, 1999                   2,000       $     20     $    1,980      $  (2,043,715)    $   (2,041,715)

Net loss                                           -               -              -        (13,662,141)       (13,662,141)
                                            --------        --------     ----------       ------------     ---------------
Balances at December 31, 2000                   2,000             20          1,980        (15,705,856)       (15,703,856)

Dividend to Parent                                 -              -              -          (1,974,843)        (1,974,843)

Net loss                                                                                    (29,907,846)       (29,907,846)
                                            --------        --------     ----------       ------------     ---------------
Balance at December 31, 2001                   2,000              20     $     1,980      $ (47,588,545)   $   (47,586,545)
                                            ========        ========     ==========       ============     ================



                   See notes to combined financial statements.

                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

                        COMBINED STATEMENTS OF CASH FLOWS


                                                                                     YEAR ENDED DECEMBER 31
                                                                                    2001                2000
                                                                                -------------      ------------

OPERATING ACTIVITIES
Net loss                                                                        $(29,907,846)      $(13,662,141)
Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation                                                                    1,065,437          1,297,721
   Amortization of intangible assets                                               7,523,837                  -
   Write-down of net fixed assets                                                    679,295                  -
   Non-cash interest expense                                                       6,915,351          4,848,678
   Other non-cash items                                                                    -             12,568
   Changes in operating assets and liabilities:
     Note receivable                                                                       -             30,000
     Accounts receivable                                                            (432,416)          (128,570)
     Prepaid expenses and other assets                                              (169,440)          (168,021)
     Accounts payable                                                                703,380            468,994
     Accrued expenses                                                                455,011            479,759
     Unearned revenue                                                                 82,092             47,913
                                                                                -------------      ------------
Net cash used in operating activities                                            (13,085,299)        (6,773,099)

INVESTING ACTIVITIES
Purchases of property and equipment                                                (173,267)        (1,309,501)
Decrease in restricted cash                                                                -            10,000
                                                                                -------------      ------------
Net cash used in investing activities                                              (173,267)        (1,299,501)

FINANCING ACTIVITIES
Proceeds from borrowings from Parent                                              15,289,099          9,391,001
Payment of long-term debt                                                           (106,956)        (2,564,395)
Payment of capital lease obligations                                                 (39,215)          (380,376)
Dividend to Parent                                                                (1,974,843)                 -
                                                                                -------------      ------------
Net cash provided by financing activities                                         13,168,085          6,446,230
                                                                                -------------      ------------
Decrease in cash and cash equivalents                                                (90,481)        (1,626,370)
Cash and cash equivalents at beginning of year                                       145,674          1,772,044
                                                                                -------------      ------------
Cash and cash equivalents at end of year                                        $     55,193       $    145,674
                                                                                =============      ============

NON-CASH INVESTING AND FINANCING ACTIIVITIES
Acquisition of property and equipment via capital lease and notes payable       $     51,535       $  2,097,002
Issuance of parent common stock for deferred compensation                       $          -       $    339,413
Issuance of ILD stock to purchase equipment                                     $          -       $    375,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
   Interest                                                                     $    555,272       $    564,095


                   See notes to combined financial statements.

                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                DECEMBER 31, 2001


1.         Description of Business and Significant Accounting Policies

     A. Description of Business - LecStar Telecom, Inc. and LecStar DataNet, Inc. (collectively the "Company" or "LecStar") were incorporated in the state of Georgia for the purpose of operating a Competitive Local Exchange Carrier (CLEC) which markets regionally a full scope of advanced telecommunications services that include local access dial tone, national and international long distance, enhanced subscriber services, high-speed data and Internet services and network management. At December 31, 2001 and 2000, LecStar Telecom, Inc. and LecStar DataNet, Inc. were wholly owned subsidiaries of LecStar Communications Corporation ("LCC" or the "Parent").

          In late November 1999, the Parent entered into an agreement to purchase a prepaid telecommunications business which accelerated its entry into the CLEC market. Simultaneously, the Parent entered into a management agreement that provided LecStar the ability to operate network and management systems, which allowed LecStar to begin offering subscriber services in late 1999. In September 2000, the Parent closed on the purchase of the business. See Note 2.

          The accompanying statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2001 and 2000 reflect the combined results of operations and cash flows of LecStar Telecom, Inc. and LecStar DataNet, Inc. only. The accompanying financial statements include allocation of all of the expenses of the Parent.

     B. Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     C. Revenue Recognition - The Company's revenues are derived principally from monthly service fees to customers for usage of their telecommunications services. The service fees are charged to customers at a fixed rate per month. Service fees are billed one month in advance but recognized when earned, in the period in which the service is provided.

     D. Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents consist primarily of an operating checking account and a certificate of deposit. The carrying amount reported in the balance sheet approximates fair value.

     E. Long-term Investments - Long-term investments are carried at the lower of cost or market.

     F. Restricted Cash - At December 31, 2001, $45,000 of cash was pledged as collateral on an outstanding letter of credit related to a guarantee required in conjunction with the Company's telephone equipment operating lease. The amount is classified as restricted cash on the balance sheet.

     G. Property and Equipment - Property and equipment is stated at cost. Depreciation is computed on a straight-line basis for financial reporting purposes over the following estimated useful lives. Depreciation expense includes depreciation of assets recorded under capital leases.


                  Furniture                                   7 years
                  Leasehold improvements                      Term of lease
                  Network equipment and software              3-5 years

                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

                                DECEMBER 31, 2001


     H. Advertising Costs - The Company accounts for advertising costs in accordance with the American Institute of Certified Public Accountants Statement of Position No. 93-7, Reporting on Advertising Costs. The cost of print and other advertising is expensed when such costs are incurred. Advertising expenses amounted to approximately $42,000 and $58,000 for the years ended December 31, 2001 and 2000, respectively.

     I. Impairment of Long-Lived Assets - The Company reviews long-lived assets to assess recoverability from future operations using undiscounted cash flows. When necessary, charges for impairments of long-lived assets are recorded for the amount by which the present value of future cash flows exceeds the carrying value of these assets. The Company believes that the balance of long-lived assets in the accompanying combined balance sheet is appropriately valued.

     J. Stock Based Compensation - In connection with debt and equity transactions by LecStar Corporation during the year ended December 31, 2001, LecStar Corporation recognized and allocated to LecStar $6,915,351 of non-cash interest expense and $291,250 of non-cash compensation expense, which represented the fair value of LecStar Corporation's common stock issued for debt and services rendered to LecStar.

     K. Fair Value of Financial Instruments - The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, notes payable and capital lease obligations. As of December 31, 2001, the fair value of these instruments approximated their financial statement carrying amount.

     L. Accrued Expenses - Accrued expenses include accruals for unpaid federal excise, state and local taxes, and other regulatory fees.

     M. Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), which provides for an asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are recorded for future tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities, and are measured using current tax rates and laws that are expected to be in effect when the underlying assets or liabilities are anticipated to be recovered or settled.

     N. Principles of Combination - The combined financial statements include the accounts of the Company. All significant intercompany balances and transactions are eliminated in consolidation.

     O. Recent Accounting Pronouncements - In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, Business Combinations. SFAS 141 supersedes APB 16, Business Combinations, and SFAS 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. SFAS 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of SFAS 141 did not have a material effect on the Company's financial condition or its results of operations.

          In July 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets. SFAS 142 supersedes APB 17, Intangible Assets, and requires the discontinuance of goodwill amortization. In addition, SFAS 142 includes provisions regarding the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. SFAS

                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

                                DECEMBER 31, 2001


          142 is required to be applied for fiscal years beginning after December 15, 2001, with certain early adoption permitted. The Company adopted SFAS 142 for its first fiscal quarter of 2002, which did not have a material effect on the Company's financial condition or its results of operations.

          In August 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The adoption of SFAS 143 did not have a material effect on the Company's financial condition or its results of operations.

          In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of. SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS 144 retains the fundamental provisions of SFAS 121 for: 1) recognition and measurement of the impairment of long-lived assets to be held and used; and 2) measurement of long-lived assets to be disposed of by sale. SFAS 144 was effective for fiscal years beginning after December 15, 2001, and its adoption by the Company had no material effect on the Company's financial condition or its results of operations.

     P. Basis of Presentation - The Company had a working capital deficiency of approximately $2,006,000 for the year ended December 31, 2001, and recorded net losses of approximately $29,908,000. The Company is continuing to pursue additional equity and debt financing. There is no assurance that the Company will receive any additional equity and debt financing. The accompanying combined financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.         Significant Transactions

     A.   Stock Redemption Agreement

          On November 22, 1999, the Company entered into a Stock Redemption Agreement (the "Agreement") under which it agreed to acquire the CLEC prepaid telephone service business including telecommunications equipment and a customer base from ILD Telecommunications, Inc. Simultaneously, the Company entered into a Stock Purchase Agreement (the "Purchase") with an ILD shareholder to temporarily acquire his 4,700 shares of ILD common stock to be held to secure the proposed transaction with ILD. In connection with the Purchase, the Company paid to the shareholder $500,000 cash and issued a $2.5 million note payable, and the Parent issued to the shareholder 2,000,000 shares of its common stock valued at $1.00 per share. Pursuant to the Purchase, an additional 200,000 shares of the Parent's common stock were placed in an escrow account and were contingent upon a two-year employment arrangement with the former shareholder of ILD. The fair value of these escrowed shares was recorded as deferred compensation expense and was amortized over the two-year employment agreement. In addition, the Company entered into a Management Agreement with ILD for the use of the telecommunications assets until the anticipated transaction closing date on December 15, 1999. The Agreement contemplated that the 4,700 shares of ILD stock would transfer back to ILD at closing, subject to the accuracy of certain management representations and warranties.

          The Company originally recorded the business combination on December 1, 1999 because the consideration was paid and the transaction was valued as of the announcement date, in accordance with EITF No. 95-19, "Determination of the Measurement Date for the Market Price of Securities Issued in a Purchase Business Combination".

                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

                                DECEMBER 31, 2001


          The originally contemplated transaction closing date was postponed due to ILD's unsuccessful transfer of title to the Company related to the telecommunications equipment. The Purchase closed on September 21, 2000 after clear title to the assets was obtained. In anticipation of the closing, the parties revised the Agreement whereby the Company was required to exchange only 1,500 of the original 4,700 shares of ILD stock for the CLEC prepaid telephone service business, with the remaining 3,500 shares being retained by the Company.

          In connection with the closing of the Purchase, on September 21, 2000, the Company exchanged 1,500 shares of ILD common stock with a fair market value of $375,000, based on management's estimates, for the purchase of the CLEC prepaid telecommunication service business of ILD. As a result, the purchase price was allocated to the telecommunications equipment and is depreciated over its three-year economic useful life.


3.         Long-Term Debt

          At December 31, 2001, long-term debt consists of the following:


Note payable - aggregate principal amount of $210,000
together with interest at 12.25% per annum, due
April 30, 2002                                                   $   38,649

Obligation under capital lease for equipment                         51,535

                                                                  ---------
                                                                     90,184

Less: current portion of long-term debt                             (90,184)

                                                                  ---------
                                                                  $      -
                                                                  =========


4.         Income Taxes

          At December 31, 2001, the Company had net operating loss carryforwards for federal income tax purposes of approximately $20,000,000, which begin to expire in 2019. The Company's net operating loss carryforwards may be subject to certain limitations on annual utilization in the event of changes in ownership of the Company. These limitations could significantly reduce the amount of the net operating loss carryforwards available to the Company in the future.


          A reconciliation of the provision for income taxes (benefit) to the federal statutory rate is as follows:

                                   2001                   2000
                               -----------            -----------

Tax at statutory rate        $(10,168,667)          $ (4,645,128)
State taxes                    (1,196,314)              (546,486)
Permanent differences           7,095,917              1,696,279
Valuation allowance             4,269,064              3,495,335
                               -----------            -----------
                              $          -          $          -
                               ===========            ===========

                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

                                DECEMBER 31, 2001


          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2001 are as follows:

           Assets:
           Start-up costs                         $   242,039
           Net operating loss                       7,678,153
                                                   ----------
           Total deferred tax assets                7,920,192

           Valuation allowance                     (7,920,192)
                                                   ----------
           Net deferred tax assets                $         -
                                                   ==========

          The temporary differences and carryforwards, which give rise to significant portions of the Company's deferred income tax assets, relate primarily to start-up costs and amortization of intangible assets. The Company has elected under IRC Section 195(d) to capitalize its start-up costs for income tax purposes. All capitalized start-up costs will be amortized over a 60-month period commencing with the date business begins. Business began in late November 1999.

          For financial reporting purposes, the Company has recorded a valuation allowance against deferred tax assets as management has determined that it is not more likely than not that the deferred tax assets for which the allowance has been established will materialize.


5.         Commitments and Contingencies


     A.   Lease Commitments


          Future minimum lease payments under capital leases consist of the following:



                                                              DECEMBER 31, 2001
                                                              -----------------

           Minimum lease payments due in year 2002                   56,276
                                                                  ----------
           Total minimum lease payments                              56,276
           Less amounts representing interest                        (4,741)
                                                                  ----------
           Present value of net minimum lease payments               51,535
           Less current portion                                     (51,535)
                                                                  ----------
           Long term capital lease obligations                     $      -
                                                                  ==========

                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

                                DECEMBER 31, 2001


          Total rent expense for all operating leases was $514,733 and $181,925 during the years ended December 31, 2001 and 2000, respectively. Future minimum lease payments under the non-cancelable operating leases as of December 31, 2001, with initial lease terms of at least one year at the time of inception, are as follows:

                       2002                                 $  410,346
                       2003                                    373,726
                       2004                                    334,605
                       2005                                     60,590
                       Thereafter                                    -
                                                            ----------
                       Total                                $1,179,267
                                                            ==========


     B.   Legal Matters


          Other than the claim described below, the Company is not currently a party to any legal proceeding other than various claims and lawsuits arising in the normal course of business. The Company does not believe that these lawsuits would, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations. Furthermore, the Company believes that adequate coverage of these claims has been recorded in accounts payable or accrued liabilities.

          In connection with a $1,000,000 judgment rendered against an entity named LecStar/Corzon, Inc. by a former officer of the Parent, the former officer has filed a temporary restraining order seeking attachment of the assets of LecStar Telecom, Inc. and LecStar DataNet, Inc. The Company has moved to defend vigorously this claim. The likelihood of an unfavorable outcome or estimate of any possible loss cannot be determined at this time.

          The Company was the defendant in an action whereby the plaintiff received a judgment by default for $151,143, which was included in accounts payable at December 31, 2001.


     C.   Employment Agreements


          The Parent has entered into employment agreements with certain officers of the Company, expiring no later than 2004, which require the Company to pay minimum compensation in aggregate of approximately $600,000 per year. Compensation may be increased annually at the discretion of the Company's Board of Directors.


6.         Subsequent Events

          On December 6, 2002, LecStar Corporation and LecStar Communications Corporation entered into an Acceptance of Collateral Agreement ("the Agreement") with McCormack Avenue, Ltd. ("McCormack"). Pursuant to the Agreement, LecStar Corporation and LecStar Communications Corporation agreed to, among other things, surrender to McCormack the collateral securing certain indebtedness for borrowed money owed by LecStar Corporation and LecStar Communications Corporation to McCormack. McCormack was the assignee and present holder of various promissory notes evidencing loans made by various secured third parties to LecStar Corporation and LecStar Communications Corporation. The collateral

                 LECSTAR TELECOM, INC. AND LECSTAR DATANET, INC.

                                DECEMBER 31, 2001


          consisted principally of the common stock of LecStar Telecom, Inc. and LecStar DataNet, Inc.

          This transaction was considered an acquisition of LecStar Telecom, Inc. and LecStar DataNet, Inc. and other assets by McCormack, effective December 6, 2002, and has been accounted for as a purchase of the net assets of LecStar Telecom, Inc. and LecStar DataNet, Inc. by McCormack.

          On September 5, 2003, McCormack entered into a Contribution and Assignment Agreement ("Contribution Agreement") with LTEL Holdings Corporation, the Company's current parent ("LTEL"). Pursuant to the Contribution Agreement, McCormack assigned and transferred to LTEL its rights and title to the capital stock of LecStar Telecom, Inc. and LecStar DataNet, Inc. for consideration of 200 shares of LTEL's Series B 3% convertible Preferred stock and a secured 5% debenture in the principal amount of $7,500,000.

          On November 24, 2003, LTEL signed a non-binding term sheet relating to the anticipated acquisition of all of the capital stock of LTEL by Fonix Corporation.